SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2016

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On March 11, 2016, Korea Electric Power Corporation filed its audit reports for the fiscal year 2015 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below. The financial statements in such reports have not been approved by the shareholders of Korea Electric Power Corporation and remain subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: March 11, 2016

KOREA ELECTRIC POWER CORPORATION

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2015

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

We have audited the accompanying consolidated statement of financial statements of Korea Electric Power Corporation and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2016

This report is effective as of March 11, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

In millions of won	Note	2015		2014
Assets
Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	3,783,065	1,796,300
Current financial assets, net	5,10,11,12,45		5,335,621	176,428
Trade and other receivables, net	5,8,14,20,45,46,47		7,473,548	7,697,862
Inventories, net	13		4,946,413	4,537,469
Income tax refund receivables	41		9,081	18,475
Current non-financial assets	15		397,950	502,511
Assets held-for-sale	42		79,647	2,090,810

Total current assets			22,025,325	16,819,855
Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,45		2,495,554	2,040,921
Non-current trade and other receivables, net	5,8,14,45,46,47		1,798,419	1,724,357
Property, plant and equipment, net	18,27,49		141,361,351	135,812,499
Investment properties, net	19,27		269,910	317,264
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27,46		855,832	821,060
Investments in associates	4,17		4,405,668	4,341,830
Investments in joint ventures	4,17		1,287,862	1,166,894
Deferred tax assets	41		623,623	526,934
Non-current non-financial assets	15		131,233	134,093

Total non-current assets			153,232,034	146,888,434

Total Assets	4	~~W~~	175,257,359	163,708,289

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2015 and 2014

In millions of won	Note	2015		2014
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	~~W~~	4,735,697	6,128,604
Current financial liabilities, net	5,11,23,45,47		7,857,198	7,162,372
Income tax payables	41		2,218,060	570,550
Current non-financial liabilities	20,28,29		6,320,711	6,464,356
Current provisions	26,45		1,579,176	1,274,186

Total current liabilities			22,710,842	21,600,068

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		3,718,435	3,806,735
Non-current financial liabilities, net	5,11,23,45,47		51,062,811	55,999,761
Non-current non-financial liabilities	28,29		7,092,252	6,946,410
Employee benefits liabilities, net	25,45		1,503,107	1,277,415
Deferred tax liabilities	41		8,362,683	5,723,880
Non-current provisions	26,45		12,864,754	13,529,010

Total non-current liabilities			84,604,042	87,283,211

Total Liabilities	4	~~W~~	107,314,884	108,883,279

Equity
Contributed capital	1,30,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			23,720,167	22,999,359
Unappropriated retained earnings			22,862,164	10,699,378

			48,187,241	35,303,647

Other components of equity	34
Other capital surpluses			1,197,388	1,151,402
Accumulated other comprehensive loss			(98,713)	(202,269)
Other equity			13,294,973	13,294,973

			14,393,648	14,244,106

Equity attributable to owners of the Company			66,634,467	53,601,331

Non-controlling interests	16, 33		1,308,008	1,223,679

Total Equity		~~W~~	67,942,475	54,825,010

Total Liabilities and Equity		~~W~~	175,257,359	163,708,289

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

In millions of won	Note	2015		2014
Sales	4,35,45,47
Sales of goods		~~W~~	54,367,036	53,706,828
Sales of services			453,487	451,013
Sales of construction services	20		3,761,204	2,965,185
Revenue related to transfer of assets from customers			375,995	351,857

			58,957,722	57,474,883

Cost of sales	13,25,43,47
Cost of sales of goods			(41,348,917)	(46,509,555)
Cost of sales of services			(545,692)	(500,787)
Cost of sales of construction services			(3,563,120)	(2,752,610)

			(45,457,729)	(49,762,952)

Gross profit			13,499,993	7,711,931

Selling and administrative expenses	25,36,43,47		(2,153,261)	(1,924,366)

Operating profit	4		11,346,732	5,787,565
Other non-operating income	37		432,219	402,329
Other non-operating expense	37		(108,848)	(88,220)
Other gains, net	38		8,610,773	107,396
Finance income	5,11,39		1,182,988	885,290
Finance expenses	5,11,40		(3,015,457)	(3,140,038)
Profit related associates, joint ventures and subsidiaries	4,17
Share in income of associates and joint ventures			280,794	319,506
Gain on disposal of investments in associates and joint ventures			4,731	47,072
Gain on disposal of subsidiaries			8,376	40,449
Share in loss of associates and joint ventures			(86,522)	(78,493)
Loss on disposal of investments in associates and joint ventures			—	(1,254)
Impairment loss on investments in associates and joint ventures			—	(52,279)
Loss on disposal of subsidiaries			—	(17)

			207,379	274,984

Profit before income tax			18,655,786	4,229,306

Income tax expense	41		(5,239,413)	(1,430,339)

Profit for the period		~~W~~	13,416,373	2,798,967

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, Continued

For the years ended December 31, 2015 and 2014

In millions of won, except per share information	Note	2015		2014
Other comprehensive income (loss)	5,11,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	25,31	~~W~~	(87,861)	(108,430)
Share in other comprehensive loss of associates and joint ventures, net of tax	31		(283)	(1,899)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	34		9,648	(97,251)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,34		4,409	(84,793)
Foreign currency translation of foreign operations, net of tax	34		18,535	(70,576)
Share in other comprehensive income of associates and joint ventures, net of tax	34		89,558	5,228

Other comprehensive income (loss), net of tax			34,006	(357,721)

Total comprehensive income for the period		~~W~~	13,450,379	2,441,246

Profit or loss attributable to:
Owners of the Company	44	~~W~~	13,289,127	2,686,873
Non-controlling interests			127,246	112,094

		~~W~~	13,416,373	2,798,967

Total comprehensive income attributable to:
Owners of the Company		~~W~~	13,308,132	2,335,827
Non-controlling interests			142,247	105,419

		~~W~~	13,450,379	2,441,246

Earnings per share	44
Basic and diluted earnings per share		~~W~~	20,701	4,290

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

	Equity attributable to owners of the Company					Non- controlling interests	Total equity
In millions of won	Contributed capital		Retained earnings	Other components of equity	Subtotal
Balance at January 1, 2014	~~W~~	4,053,578	32,766,086	13,440,004	50,259,668	1,191,068	51,450,736

Total comprehensive income (loss) for the period
Profit for the period		—	2,686,873	—	2,686,873	112,094	2,798,967
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(91,340)	—	(91,340)	(17,090)	(108,430)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(1,899)	—	(1,899)	—	(1,899)
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(97,263)	(97,263)	12	(97,251)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(80,218)	(80,218)	(4,575)	(84,793)
Foreign currency translation of foreign operations, net of tax		—	—	(84,962)	(84,962)	14,386	(70,576)
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	4,636	4,636	592	5,228
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(56,073)	—	(56,073)	(130,969)	(187,042)
Issuance of share capital by subsidiaries		—	—	(1,235)	(1,235)	7,453	6,218
Equity transaction in consolidated scope – other than issuance of share capital		—	—	237,159	237,159	72,452	309,611
Changes in consolidation scope		—	—	825,985	825,985	—	825,985
Dividends paid (hybrid securities)		—	—	—	—	(5,281)	(5,281)
Others		—	—	—	—	(16,463)	(16,463)

Balance at December 31, 2014	~~W~~	4,053,578	35,303,647	14,244,106	53,601,331	1,223,679	54,825,010

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2015 and 2014

	Equity attributable to owners of the Company					Non- controlling interests	Total equity
In millions of won	Contributed capital		Retained earnings	Other components of equity	Subtotal
Balance at January 1, 2015	~~W~~	4,053,578	35,303,647	14,244,106	53,601,331	1,223,679	54,825,010

Total comprehensive income (loss) for the period
Profit for the period		—	13,289,127	—	13,289,127	127,246	13,416,373
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(84,271)	—	(84,271)	(3,590)	(87,861)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(280)	—	(280)	(3)	(283)
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	9,744	9,744	(96)	9,648
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	3,157	3,157	1,252	4,409
Foreign currency translation of foreign operations, net of tax		—	—	1,179	1,179	17,356	18,535
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	89,476	89,476	82	89,558
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(320,982)	—	(320,982)	(86,071)	(407,053)
Issuance of share capital by subsidiaries		—	—	2,536	2,536	12,329	14,865
Equity transaction in consolidated scope – other than issuance of share capital		—	—	44,166	44,166	9,046	53,212
Changes in consolidation scope		—	—	(716)	(716)	23,229	22,513
Dividends paid (hybrid securities)		—	—	—	—	(16,455)	(16,455)
Others, net				—	—	4	4

Balance at December 31, 2015	~~W~~	4,053,578	48,187,241	14,393,648	66,634,467	1,308,008	67,942,475

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2015 and 2014

In millions of won	2015		2014
Cash flows from operating activities
Profit for the period	~~W~~	13,416,373	2,798,967

Adjustments for:
Income tax expense		5,239,413	1,430,339
Depreciation		8,269,118	7,797,046
Amortization		72,266	76,413
Employee benefit expense		314,692	121,406
Bad debt expense		18,350	54,999
Interest expense		2,015,684	2,351,624
Loss on sale of financial assets		3,008	2,700
Loss on disposal of property, plant and equipment		1,933	50,152
Loss on abandonment of property, plant, and equipment		365,056	309,451
Impairment loss on property, plant and equipment		30,344	38,107
Impairment loss on intangible assets		22	42
Loss on disposal of intangible assets		16	18
Accretion expense to provisions, net		1,602,724	1,295,150
Gain on foreign currency translation, net		617,224	351,660
Valuation and transaction loss (gain) on derivative instruments, net		(708,120)	(143,239)
Share in income of associates and joint ventures, net		(194,272)	(241,013)
Gain on sale of financial assets		(4)	(98,065)
Gain on disposal of property, plant and equipment		(8,637,508)	(85,775)
Gain on disposal of intangible assets		(32)	(4)
Gain on disposal of investments in associates and joint ventures		(4,731)	(47,072)
Loss on disposal of investments in associates and joint ventures		—	1,254
Gain on disposal of investments in subsidiaries		(8,376)	(40,449)
Loss on disposal of investments in subsidiaries		—	17
Impairment loss on investments in associates and joint ventures		—	52,279
Interest income		(241,585)	(191,456)
Dividend income		(14,069)	(14,193)
Impairment loss on available-for-sale securities		84,370	79,618
Others, net		(35,107)	(20,303)

		8,790,416	13,130,706

Changes in:
Trade receivables		715,498	96,294
Non-trade receivables		(17,102)	9,063
Accrued income		17,051	(207,155)
Other receivables		(9,441)	(906)
Other current assets		67,520	75,410
Inventories		(1,190,188)	(1,146,221)
Other non-current assets		(31,465)	47,119
Trade payables		(1,577,551)	(257,614)
Non-trade payables		38,223	(102,526)
Accrued expenses		(410,744)	(107,277)
Other payables		964	—
Other current liabilities		870,945	2,249,714
Other non-current liabilities		377,617	(317,437)
Investments in associates and joint ventures		114,708	47,120
Provisions		(1,033,502)	(675,569)
Payments of employee benefit obligations		(43,100)	(860,179)
Plan assets		(214,449)	(231,342)

		(2,325,016)	(1,381,506)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2015 and 2014

In millions of won	2015		2014
Cash generated from operating activities
Dividends received	~~W~~	38,565	13,518
Interest paid		(2,176,040)	(2,460,457)
Interest received		133,875	167,269
Income taxes paid		(935,068)	(222,805)

Net cash from operating activities		16,943,105	12,045,692

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		22,058	232,228
Acquisition of associates and joint ventures		(116,114)	(248,223)
Proceeds from disposals of property, plant and equipment		9,843,796	111,260
Acquisition of property, plant and equipment		(14,049,887)	(14,547,499)
Proceeds from disposals of intangible assets		467	1,819
Acquisition of intangible assets		(87,946)	(68,624)
Proceeds from disposals of financial assets		242,856	1,060,117
Acquisition of financial assets		(5,326,151)	(975,104)
Increase in loans		(153,570)	(135,001)
Collection of loans		111,714	101,037
Increase in deposits		(352,669)	(335,518)
Decrease in deposits		185,154	227,354
Receipt of government grants		52,696	108,681
Usage of government grants		(13,372)	(36,464)
Net cash inflow (outflow) from business acquisitions		(968)	44,319
Other cash outflow from investing activities, net		(132,034)	(715)

Net cash used in investing activities		(9,773,970)	(14,460,333)

Cash flows from financing activities
Proceeds (Repayment) from short-term borrowings, net		(65,355)	59,421
Proceeds from long-term borrowings and debt securities		4,178,454	9,566,625
Repayment of long-term borrowings and debt securities		(8,960,706)	(8,119,325)
Payment of finance lease liabilities		(110,040)	(115,532)
Settlement of derivative instruments, net		73,348	(444,243)
Disposal of treasury stocks		—	852,962
Change in non-controlling interest		104,019	389,072
Dividends paid (hybrid bond)		(16,455)	(16,463)
Dividends paid		(409,884)	(186,985)
Other cash outflow from financing activities, net		—	(356)

Net cash from (used in) financing activities		(5,206,619)	1,985,176

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		1,962,516	(429,465)
Effect of exchange rate fluctuations on cash held		24,249	(6,548)

Net increase (decrease) in cash and cash equivalents		1,986,765	(436,013)
Cash and cash equivalents at January 1		1,796,300	2,232,313

Cash and cash equivalents at December 31	~~W~~	3,783,065	1,796,300

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of December 31, 2015, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other(*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 201,045,519 shares (31.32%) as of December 31, 2015.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy (the “MTIE”, formerly the Ministry of Knowledge Economy), KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries. KEPCO moved the headquarters to Naju, Jeollanam-do, in November 2014 as part of the government’s plan to relocate state-run companies for balanced national development.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and subsidiaries (the “Company”) were authorized for issuance by the Board of Directors on February 19, 2016, which will be submitted for approval at the shareholders’ meeting held on March 22, 2016.

(1)	Statement of compliance

The consolidated financial statements have been prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Company operates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, estimations on provision for decommissioning costs

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

(ii)	Deferred tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Company does not realize estimated future taxable income during the carry forward periods.

(iii)	Valuations of financial instruments at fair values

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Company offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not yet metered nor billed are estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated assumptions and prices based on statistics. Unbilled revenue recognized as of December 31, 2015 and 2014 is ~~W~~1,599,592 million and ~~W~~1,793,589 million, respectively.

(5)	Changes in accounting policies

(i)	Amendments to K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

The Company has adopted amendments to K-IFRS 1019, ‘Employee Benefits – Employee contributions’, since July 1, 2014. Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements

(6)	New standards and interpretations not yet adopted

The following amendments to existing standards have been published for mandatory application for annual periods beginning after January 1, 2016, and the Company has not early adopted them. The management believes the impact on the consolidated financial statements upon the adoption of the amendments is immaterial.

(i)	Amendments to K-IFRS 1016, ‘Property, Plant and Equipment’

Amendments to K-IFRS 1016, ‘Property, Plant and Equipment’ specify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. These amendments are effective for annual periods beginning on or after January 1, 2016.

(ii)	Amendments to K-IFRS 1038, ‘Intangible Assets’

Amendments to K-IFRS 1038, ‘Intangible Assets’ introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption can be rebutted only when revenue and the consumption of the economic benefits of the intangible asset are highly correlated, or when the intangible asset is expressed as a measure of revenue. These amendments are effective for annual periods beginning on or after January 1, 2016.

(iii)	Amendments to K-IFRS 1111, ‘Joint Arrangement’

Amendments to K-IFRS 1111, ‘Joint Arrangement’ require an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a business as defined in K-IFRS 1103, ‘Business Combinations’. These amendments are effective for annual periods beginning on or after January 1, 2016.

(iv)	Amendments to K-IFRS 1109, ‘Financial Instruments’

Amendments to K-IFRS 1109, ‘Financial Instruments’ specify classification and measurement of financial instruments and change the credit loss mode into an expected credit loss model from an incurred credit loss model. Additionally, the amendments were aimed to align accounting more closely with risk management and expanded the types of eligible hedged item, hedging instrument, and hedged risk under new hedge accounting model. These amendments are effective for annual periods beginning on or after January 1, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

2.	Basis of Preparation, Continued

(6)	New standards and interpretations not yet adopted, continued

(v)	Amendments to K-IFRS 1115, ‘Revenue from Contracts with Customers’,

Amendments to K-IFRS 1115, ‘Revenue from Contracts with Customers’, as a single standard applying to all contracts with customers, provides the five-step process for revenue recognition and replaces the risk-and-reward model, which is based on the control, under the current standards. The risk-and-reward model is changed to a single indicator implicating the satisfaction of a performance obligation. These amendments are effective for annual periods beginning on or after January 1, 2018.

3.	Significant Accounting Policies

Except as described in note 2.(5), the Company applied the following significant accounting policies consistently for all periods presented.

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income or loss from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

Transactions within the Company are eliminated during the consolidation.

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012, ‘Income Taxes’ and K-IFRS 1019,‘Employee Benefits’ respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other K-IFRSs.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, or with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

(3)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence.

After the disposal takes place, the Company shall account for any retained interest in associates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the income or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of K-IFRS 1039,’Financial Instruments: Recognition and Measurement’, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(3)	Investments in associates, continued

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1036. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with K-IFRS 1028, ‘Investment in Associates and Joint Ventures’ (see note 3 (3)), except when the Company is applying K-IFRS 1105, ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Company measures goodwill which is acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

The Company assesses at the end of each reporting period whether there is any indication that an asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(6)	Goodwill, continued

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(7)	Revenue recognition

Revenue from the sale of goods, rendering of services or use of the Company assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, which are recognized as a reduction of revenue. Revenue is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(i)	Sales of goods

The Korean government approves the rates charged to customers by the Company’s power transmission and distribution division. The Company’s utility rates are designed to recover the Company’s reasonable costs plus a fair investment return. The Company’s power generation rates are determined in the market.

The Company recognizes electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Company estimates daily power volumes of electricity for residential, commercial, general and etc. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the subsequent month.

(ii)	Sales of other services

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed or services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction or other methods that reliably measures the services performed.

(iii)	Dividend income and interest income

Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(iv)	Rental income

The Company’s policy for recognition of revenue from operating leases is described in note 3 (9) below.

(v)	Deferral of revenue – Transfer of Assets from Customers

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through the transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers in accordance with K-IFRS 2118, ‘Transfer of Assets from Customers’ when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are subsequently recognized as revenue over the estimated service period which does not exceed the transferred asset’s useful life.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(8)	Construction services revenue

The Company provides services related to the construction of power plants related to facilities of its customers, mostly in foreign countries.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred when it is probable the revenue will be realized. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is shown as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statements of financial position, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position as accounts and other receivables.

(9)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Company as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Company as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(10)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.

(11)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(12)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Company received grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Company received grants related to income

Government grants which are intended to compensate the Company for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Company recognizes the related costs as expenses.

(13)	Employee benefits

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which will immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(14)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(15)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Company uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	6 ~ 32
Vehicles	4
Loaded heavy water	30
Asset retirement costs	18, 30, 40
Finance lease assets	20
Ships	9
Others	4~9

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life. Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(16)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(17)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(17)	Intangible assets, continued

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	4 ~ 30	Straight
Software	4, 5	Straight
Industrial rights	5, 10	Straight
Development expenses	5	Straight
Dam usage right	50	Straight
Others	4~20, 50	Straight
Mining right	—	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in income or loss when the asset is derecognized.

(18)	Greenhouse gas emissions rights (allowances) and obligations

With Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Company applies following accounting for emissions rights and obligations.

(i)	Emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Emissions rights are held by the Company to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period is classified as current assets. Emissions rights recorded as intangible assets are initially measured at cost and after the initial recognition, are carried at cost less accumulated impairment losses.

Greenhouse gas emission rights are derecognized on submission to the government or disposal and as such no future economic benefits are expected.

(ii)	Emissions obligations

Emissions obligations are the Company’s present legal obligation to submit the emissions allowances to the government and recognized when it is probable that an outflow of resources and a reliable estimate can be made of the amount of the obligation. Emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(19)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(20)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(21)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(21)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Company determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Company is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Company recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Company recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove polychlorinated biphenyls (PCBs), a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Company has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Company recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable portfolio standard (“RPS”) provisions

Renewable portfolio standard (“RPS”) program are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

(i)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as financial assets at fair value through profit or loss.

(ii)	Financial assets at fair value through profit or loss (FVTPL)

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. A financial assets its acquired principally for the purpose of selling it in the near term are classified as a short-term financial assets held for trading and also all the derivatives including an embedded derivate that is not designated and effective as a hedging instrument are classified at the short-term trading financial asset as well. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short term profit taking; or

•	It is derivative, including an embedded derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at financial assets at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms a part of a contract containing one or more embedded derivatives, and with K-IFRS 1039,‘Financial Instruments: Recognition and Measurement’ permits the entire combined contract (asset or liability) to be designated as at financial assets at fair value through profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘finance income and finance expenses’ line item in the consolidated statement of comprehensive income.

(iii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.

Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the valuation reserve. However, impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets are recognized in income or loss. Unquoted equity investments which are not traded in an active market, whose fair value cannot be measured reliably are carried at cost.

When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange gains and losses that are recognized in income or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

(v)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(vi)	Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment in addition to the criteria mentioned below.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach of contract, such as a default or delinquency in interest or principal payments, or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period and, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets recorded at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(vii)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

On de-recognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in income or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

(23)	Non-derivative financial liabilities and equity instruments issued by the Company

(i)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

(iii)	Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

(iv)	Financial liabilities at fair value through profit or loss (FVTPL)

Financial liabilities are classified as at financial liabilities at fair value through profit or loss when the financial liability is either held for trading or it is designated as financial liabilities at fair value through profit or loss.

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and effective as a hedging instrument.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(23)	Non-derivative financial liabilities and equity instruments issued by the Company, continued

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial liability forms part of a Company of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability and is included in ‘finance income and finance expenses’.

(v)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(vi)	Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with K-IFRS 1018, ‘Revenue’.

(vii)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(24)	Derivative financial instruments, including hedge accounting

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value.

The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

3.	Significant Accounting Policies, Continued

(24)	Derivative financial instruments, including hedge accounting, continued

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Company’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Company’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2015 and 2014, respectively, are as follows:

In millions of won
2015
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit	Depreciation and amortization	Interest income	Interest expense	Profit related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	58,540,389	1,230,975	57,309,414	4,425,361	2,859,037	132,809	1,092,594	220,406
Electric power generation (Nuclear)		10,642,352	10,596,189	46,163	3,784,990	3,070,828	24,612	532,490	(595)
Electric power generation (Non-nuclear)		21,469,345	20,906,081	563,264	2,732,497	2,337,353	22,171	319,647	(10,686)
Plant maintenance & engineering service		2,533,887	2,016,699	517,188	285,786	85,662	12,293	542	(1,746)
Others		672,250	150,557	521,693	42,629	27,491	108,104	127,684	—
Consolidation adjustments		(34,900,501)	(34,900,501)	—	75,469	(38,987)	(58,404)	(57,273)	—

	~~W~~	58,957,722	—	58,957,722	11,346,732	8,341,384	241,585	2,015,684	207,379

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2015 and 2014, respectively, are as follows, continued:

In millions of won
2014
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	57,334,440	1,445,914	55,888,526	1,673,708	2,717,040	28,798	1,394,131	231,502
Electric power generation (Nuclear)		9,379,564	9,364,451	15,113	2,514,475	2,905,115	21,995	582,353	1,227
Electric power generation (Non-nuclear)		25,067,653	24,680,221	387,432	1,303,579	2,189,202	30,528	308,731	40,260
Plant maintenance & engineering service		2,620,713	1,887,954	732,759	338,999	70,374	16,033	223	1,995
Others		537,578	86,525	451,053	119,568	26,983	109,427	79,175	—
Consolidation adjustments		(37,465,065)	(37,465,065)	—	(162,764)	(35,255)	(15,325)	(12,989)	—

	~~W~~	57,474,883	—	57,474,883	5,787,565	7,873,459	191,456	2,351,624	274,984

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2015 and 2014 are as follows:

In millions of won
2015
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
Transmission and distribution	~~W~~	106,306,250	4,338,888	5,885,919	53,125,589
Electric power generation (Nuclear)		51,043,890	16,385	2,647,304	27,386,113
Electric power generation (Non-nuclear)		44,453,545	1,283,432	5,063,195	25,587,071
Plant maintenance & engineering service		2,990,862	54,825	249,627	1,172,351
Others		5,962,546	—	144,846	2,312,658
Consolidation adjustments		(35,499,734)	—	146,942	(2,268,898)

Consolidated totals	~~W~~	175,257,359	5,693,530	14,137,833	107,314,884

In millions of won
2014
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
Transmission and distribution	~~W~~	99,719,106	4,173,139	4,979,968	56,338,038
Electric power generation (Nuclear)		49,237,136	1,929	2,211,783	27,588,281
Electric power generation (Non-nuclear)		41,413,556	1,274,761	7,071,376	24,185,126
Plant maintenance & engineering service		2,659,506	58,895	377,055	990,496
Others		5,681,070	—	120,667	2,098,115
Consolidation adjustments		(35,002,085)	—	(144,726)	(2,316,777)

Consolidated totals	~~W~~	163,708,289	5,508,724	14,616,123	108,883,279

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	2015		2014	2015	2014
Domestic	~~W~~	54,727,071	54,245,734	143,788,043	136,053,940
Overseas (*1)		4,230,651	3,229,149	4,526,395	6,542,282

	~~W~~	58,957,722	57,474,883	148,314,438	142,596,222

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.
(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the years ended December 31, 2015 and 2014.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	3,783,065	—	—	—	3,783,065
Current financial assets
Held-to-maturity investments		—	—	—	381	—	381
Derivative assets		1,498	—	—	—	95,759	97,257
Other financial assets		—	5,237,983	—	—	—	5,237,983
Trade and other receivables		—	7,473,548	—	—	—	7,473,548

		1,498	16,494,596	—	381	95,759	16,592,234

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	584,479	—	—	584,479
Held-to-maturity investments		—	—	—	3,242	—	3,242
Derivative assets		253,510	—	—	—	266,383	519,893
Other financial assets		—	1,387,940	—	—	—	1,387,940
Trade and other receivables		—	1,798,419	—	—	—	1,798,419

		253,510	3,186,359	584,479	3,242	266,383	4,293,973

	~~W~~	255,008	19,680,955	584,479	3,623	362,142	20,886,207

In millions of won	2014
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	1,796,300	—	—	—	1,796,300
Current financial assets
Held-to-maturity investments		—	—	—	265	—	265
Derivative assets		6,812	—	—	—	1,409	8,221
Other financial assets		—	167,942	—	—	—	167,942
Trade and other receivables		—	7,697,862	—	—	—	7,697,862

		6,812	9,662,104	—	265	1,409	9,670,590

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	715,151	—	—	715,151
Held-to-maturity investments		—	—	—	3,349	—	3,349
Derivative assets		59,037	—	—	—	102,867	161,904
Other financial assets		—	1,160,517	—	—	—	1,160,517
Trade and other receivables		—	1,724,357	—	—	—	1,724,357

		59,037	2,884,874	715,151	3,349	102,867	3,765,278

	~~W~~	65,849	12,546,978	715,151	3,614	104,276	13,435,868

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

5.	Classification of Financial Instruments, continued

(2)	Classification of financial liabilities as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,144,027	—	1,144,027
Debt securities		—	6,702,926	—	6,702,926
Derivative liabilities		9,487	—	758	10,245
Trade and other payables		—	4,735,697	—	4,735,697

		9,487	12,582,650	758	12,592,895

Non-current liabilities
Borrowings		—	1,932,259	—	1,932,259
Debt securities		—	48,974,287	—	48,974,287
Derivative liabilities		39,524	—	116,741	156,265
Trade and other payables		—	3,718,435	—	3,718,435

		39,524	54,624,981	116,741	54,781,246

	~~W~~	49,011	67,207,631	117,499	67,374,141

In millions of won	2014
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,113,354	—	1,113,354
Debt securities		—	5,991,398	—	5,991,398
Derivative liabilities		56,296	—	1,324	57,620
Trade and other payables		—	6,128,604	—	6,128,604

		56,296	13,233,356	1,324	13,290,976

Non-current liabilities
Borrowings		—	3,475,206	—	3,475,206
Debt securities		—	52,244,369	—	52,244,369
Derivative liabilities		108,635	—	171,551	280,186
Trade and other payables		—	3,806,735	—	3,806,735

		108,635	59,526,310	171,551	59,806,496

	~~W~~	164,931	72,759,666	172,875	73,097,472

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income from financial instruments for the years ended December 31, 2015 and 2014 are as follows:

In millions of won		2015		2014
Cash and cash equivalents	Interest income	~~W~~	54,687	56,384
Available-for-sale financial assets	Dividends income		14,069	14,193
	Impairment loss on available-for-sale financial assets		(84,370)	(79,618)
	Gain (loss) on disposal of available-for-sale financial assets		(3,004)	95,365
	Interest income		29	382
Held-to-maturity investments	Interest income		99	89
	Gain (loss) on disposal of held-to-maturity financial assets		—	—
Loans and receivables	Interest income		28,586	29,507
Trade and other receivables	Interest income		100,771	99,680
Short-term financial instruments	Interest income		46,921	5,199
Long-term financial instruments	Interest income		10,492	215
Financial assets at fair value through profit or loss	Gain on valuation of derivatives		220,285	59,164
	Gain (loss) on transaction of derivatives		8,605	(24,746)
Derivative assets (using hedge accounting)	Gain on valuation of derivatives (profit or loss)		244,020	88,809
	Loss on valuation of derivatives (equity, before tax) (*)		(12,572)	(60,284)
	Gain on transaction of derivatives		2,818	818
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(1,392,477)	(1,664,682)
	Loss on retirement of financial liabilities		(33)	(199)
	Interest expense of trade and other payables		(84,527)	(98,407)
	Interest expense of others		(538,680)	(588,535)
	Loss on foreign currency transactions and translations		(708,178)	(271,953)
Financial liabilities at fair value through profit or loss	Gain on valuation of derivatives		35,312	10,494
	Gain (loss) on transaction of derivatives		107,454	(38,909)
Derivative liabilities (using hedge accounting)	Gain on valuation of derivatives (profit or loss)		93,914	51,788
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		9,728	(76,013)
	Loss on transaction of derivatives		(4,288)	(4,180)

(*)	Items are included in other comprehensive income or loss. All other income and gain amounts listed above are included in finance income, and all expense and loss amounts listed above are included in finance expenses in the consolidated statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

6.	Restricted Deposits

Restricted deposits as of December 31, 2015 and 2014 are as follows:

In millions of won		2015		2014
Cash and cash equivalents	Escrow accounts	~~W~~	4,828	100
	Deposits for government project		5,839	10,156
	Collateral provided for borrowings		6,839	12,926
	Collateral provided for lawsuit		641	367
	Deposits for transmission regional support program		204	—
	Pledge		740	—
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		18,000	5,000
Long-term financial instruments	Guarantee deposits for checking account		2	3
	Guarantee deposits for banking accounts at oversea branches		333	312
	Pledge		—	740
	Decommissioning costs of nuclear power plants		652,700	603,306
	Collateral provided for borrowings		20	—
	Funds for developing small and medium enterprises (*1)		100,000	—

		~~W~~	790,146	632,910

(*1)	Deposits for small and medium enterprise at IBK for construction of Bitgaram Energy Valley and support for the businesses as of December 31, 2015.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Cash	~~W~~	109	77
Other demand deposit		1,309,396	1,154,250
Short-term deposits classified as cash equivalents		374,575	340,119
Short-term investments classified as cash equivalents		2,098,985	301,854

	~~W~~	3,783,065	1,796,300

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,862,762	(51,956)	(14)	6,810,792
Other receivables		718,717	(52,778)	(3,183)	662,756

		7,581,479	(104,734)	(3,197)	7,473,548

Non-current assets
Trade receivables		447,010	—	—	447,010
Other receivables		1,396,107	(38,968)	(5,730)	1,351,409

		1,843,117	(38,968)	(5,730)	1,798,419

	~~W~~	9,424,596	(143,702)	(8,927)	9,271,967

In millions of won	2014
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,243,064	(80,644)	(94)	7,162,326
Other receivables		583,991	(46,245)	(2,210)	535,536

		7,827,055	(126,889)	(2,304)	7,697,862

Non-current assets
Trade receivables		412,222	—	(14)	412,208
Other receivables		1,341,398	(21,687)	(7,562)	1,312,149

		1,753,620	(21,687)	(7,576)	1,724,357

	~~W~~	9,580,675	(148,576)	(9,880)	9,422,219

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	330,669	(52,778)	—	277,891
Accrued income		88,256	—	—	88,256
Deposits		235,745	—	(3,183)	232,562
Finance lease receivables		12,098	—	—	12,098
Others		51,949	—	—	51,949

		718,717	(52,778)	(3,183)	662,756

Non-current assets
Non-trade receivables		93,782	(31,829)	—	61,953
Accrued income		582	—	—	582
Deposits		256,745	—	(5,730)	251,015
Finance lease receivables		941,710	—	—	941,710
Others		103,288	(7,139)	—	96,149

		1,396,107	(38,968)	(5,730)	1,351,409

	~~W~~	2,114,824	(91,746)	(8,913)	2,014,165

In millions of won	2014
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	257,260	(46,245)	—	211,015
Accrued income		54,242	—	—	54,242
Deposits		196,537	—	(2,210)	194,327
Finance lease receivables		8,275	—	—	8,275
Others		67,677	—	—	67,677

		583,991	(46,245)	(2,210)	535,536

Non-current assets
Non-trade receivables		117,604	(18,630)	—	98,974
Accrued income		303	—	—	303
Deposits		267,397	—	(7,562)	259,835
Finance lease receivables		877,479	—	—	877,479
Others		78,615	(3,057)	—	75,558

		1,341,398	(21,687)	(7,562)	1,312,149

	~~W~~	1,925,389	(67,932)	(9,772)	1,847,685

Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 2.0% on the overdue trade receivables. The Company holds deposits of three-months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

8.	Trade and Other Receivables, Continued

(3)	Aging analysis of trade receivables as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Trade receivables: (not overdue, not impaired)	~~W~~	7,198,403	7,516,233

Trade receivables: (overdue, not impaired)		891	1,061

Less than 60 days		891	1,061

Trade receivables: (impairment reviewed)		110,478	137,992

60 ~ 90 days		31,973	31,438
90 ~ 120 days		11,010	12,045
120 days ~ 1 year		35,097	42,736
Over 1 year		32,398	51,773

		7,309,772	7,655,286

Less allowance for doubtful accounts		(51,956)	(80,644)
Less present value discount		(14)	(108)

	~~W~~	7,257,802	7,574,534

The Company assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired, and provides allowances for doubtful accounts which includes impairment for trade receivables that are individually significant.

The Company considers receivables as impaired if the receivables are outstanding 60 days after the maturity and sets an allowance based on past experience of collection.

(4)	Aging analysis of other receivables as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Other receivables: (not overdue, not impaired)	~~W~~	1,918,132	1,729,808

Other receivables: (overdue, not impaired)		20,249	58,778

Less than 60 days		20,249	58,778

Other receivables: (impairment reviewed)		176,443	136,803

60 ~ 90 days		2,409	1,132
90 ~ 120 days		10,097	2,242
120 days ~ 1year		21,433	18,857
Over 1 year		142,504	114,572

		2,114,824	1,925,389

Less allowance for doubtful accounts		(91,746)	(67,932)
Less present value discount		(8,913)	(9,772)

	~~W~~	2,014,165	1,847,685

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

8.	Trade and Other Receivables, Continued

(5)	Changes in the allowance for doubtful accounts for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	80,644	67,932	65,024	69,887
Bad debt expense		1,308	18,473	39,018	15,981
Write-off		(28,978)	(888)	(23,398)	(7,534)
Reversal		(1,018)	(413)	—	(241)
Others		—	6,642	—	(10,161)

Ending balance	~~W~~	51,956	91,746	80,644	67,932

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

9.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
Listed:
Korea District Heating Corp.	~~W~~	127,241	—	—	3,169	—	—	130,410
Kwanglim Co., Ltd.		128	—	—	134	—	—	262
Ssangyong Motor Co., Ltd.		357	—	—	(58)	—	—	299
Sungjee Construction. Co., Ltd.		5	—	—	—	—	—	5
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		2	—	—	(3)	—	2	1
Pumyang Construction Co., Ltd.		—	—	—	—	—	—	—
ELCOMTEC Co., Ltd.		48	—	—	5	—	—	53
PAN ocean Co., Ltd.		5	—	—	1	—	—	6
Borneo International Furniture Co., Ltd.		4	—	—	7	—	92	103
TONGYANG Inc.		66	—	—	140	—	11	217
TONGYANG networks Inc.		3	—	—	3	—	—	6
Nexolon Co., Ltd		—	—	—	59	—	3,137	3,196
PT Adaro Energy Tbk		44,109	—	—	(23,097)	(23,206)	23,206	21,012
Energy Fuels Inc.		11,568	—	—	(4,866)	(9,391)	8,615	5,926
Cockatoo Coal Limited		628	—	—	(572)	(572)	558	42
Denison Mines Corp.		62,339	—	—	(22,187)	(20,154)	14,459	34,457
Fission 3.0 (*1)		61	—	(57)	11	—	15	30
Fission Uranium Corp.		651	—	—	(28)	—	(69)	554

		247,215	—	(57)	(47,282)	(53,323)	50,026	196,579

Unlisted:
K&C - Gyeongnam youth job creation Investment Fund (*1)		1,340	—	(133)	—	—	—	1,207
Hanwha Electric Power Venture Fund(*1)		1,804	—	(1,804)	—	—	—	—
Korea Investment - Korea EXIM Bank CERs Private Special Asset Investment Trust I (*1)		4,752	—	(3,000)	—	(1,181)	—	571
Troika Overseas Resource Development Private Equity Firm		13,340	—	—	—	(11,787)	—	1,553
IBK-AUCTUS Green Growth Private Equity firm (*1)		2,325	—	(1,470)	—	—	—	855
Global Dynasty Overseas Resource Development Private Equity Firm		2,233	—	—	—	—	—	2,233
Intellectual Discovery, Ltd.		5,000	—	—	—	(3,625)	—	1,375
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1(*1)		498	802	(231)	—	—	—	1,069
Construction Guarantee		795	—	—	10	—	—	805
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	—	—	—	—	—	301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10
Korea Electric Engineers Association		40	—	—	—	—	—	40
Hwan Young Steel Co., Ltd.		97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	—	—	22
Dongnam Co., Ltd.		72	—	—	—	—	—	72
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14
Poonglim Industrial Co., Ltd.		78	—	—	—	—	15	93

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won	2015
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
HANKOOK Silicon Co., Ltd.	~~W~~	7,513	—	—	—	—	—	7,513
Kun Young Engineering & Construction Co., Ltd.		5	—	—	—	—	—	5
Pumyang Asset Management Co., Ltd.		3	—	—	—	—	—	3
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		124	—	—	—	(121)	—	3
Woori Ascon Co., Ltd.		10	—	—	—	—	—	10
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
BnB Sungwon Co., Ltd.		15	—	—	—	—	—	15
Hana Civil Engineering Co., Ltd.		1	—	—	—	—	—	1
KC Development Co., Ltd.		6	—	—	—	—	—	6
IMHWA Corp.		5	—	—	—	—	—	5
IXELON Co., Ltd.		23	—	—	—	(23)	—	—
DAIM Special Vehicle Co., Ltd.		10	—	—	—	—	—	10
ASA KIMJE Co., Ltd.		465	—	—	—	(465)	—	—
ASA JEONJU Co., Ltd.		697	—	—	—	(628)	—	69
KYUNGWON Co., Ltd.		14	—	—	—	—	—	14
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		4	—	—	—	—	—	4
Sungkwang Timber Co., Ltd.		4	—	—	—	—	—	4
Yongbo Co., Ltd.		3	—	—	—	—	—	3
HJ Steel Co., Ltd.		—	—	—	—	—	2	2
Ildong Air Conditioning Co., Ltd.		—	—	—	—	(2)	2	—
KS Remicon Co., Ltd.		—	—	—	—	—	3	3
Sewoong Heavy Industries Co., Ltd.		—	—	—	—	—	40	40
SIN-E Steel Co., Ltd.		—	—	—	—	—	33	33
Joongang Platec Co., Ltd.		—	—	—	—	—	72	72
Hangjin Steel Co., Ltd.		—	—	—	—	(116)	116	—
Pyungsan SI Ltd.		—	—	—	—	—	9	9
Samgong Development Co., Ltd.		—	—	—	—	—	7	7
Joongang Development Co., Ltd.		—	—	—	—	—	8	8
AJS Co., Ltd.		—	—	—	—	—	32	32
SET&C Co., Ltd.		—	—	—	—	—	10	10
MSE Co., Ltd.		—	—	—	—	—	9	9
Ilrim Nano Tec Co., Ltd.		—	—	—	—	—	15	15
Kwang Myeong Electronics Technology Co., Ltd.		—	—	—	—	—	11	11
Youngjin Hi-Tech Co., Ltd.		—	—	—	—	(105)	126	21
Dong Woo International Co., Ltd.						—	18	18
Bench Mark Construction Co., Ltd.		—	—	—	—	—	—	—
Buyoung Co., Ltd.		—	—	—	—	—	3	3
Ilsuk Co., Ltd.		—	—	—	—	—	10	10
Dongyang Telecom Co., Ltd.		—	—	—	—	—	11	11
Han Young Construction Co., Ltd.		—	—	—	—	—	3	3
Jongwon Remicon Co., Ltd.		—	—	—	—	—	13	13
Ace Heat Treating Co., Ltd.		—	—	—	—	—	72	72
Zyle Daewoo Motor Sales Co., Ltd.		—	—	—	—	—	—	—
Daewoo Development Co., Ltd.		—	—	—	—	—	—	—
Daewoo Songdo Development Co., Ltd.		—	—	—	—	(2)	2	—
Seyang Inc.		—	—	—	—	—	27	27
Seungri Enterprise Co., Ltd.		—	—	—	—	—	3	3
Onggane Food Co., Ltd		—	—	—	—	—	1	1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won	2015
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
Shin-E P&C Co., Ltd.	~~W~~	—	—	—	—	—	1	1
Montista Telecom Co., Ltd.		—	—	—	—	(3)	3	—
Ejung Ad Co., Ltd.		—	—	—	—		3	3
Solvus Co., Ltd.		—	—	—	—	—	3	3
Myung Co., Ltd.		—	—	—	—	—	2	2
Emotion Co., Ltd.		—	—	—	—	—	8	8
Youngdong Concrete Co., Ltd.		—	—	—	—	—	7	7
Shinil Engineering Co., Ltd.		—	—	—	—	—	3	3
Korea Castiron Industrial Co., Ltd.		—	—	—	—	—	22	22
FFG DMC Co., Ltd.		—	—	—	—	—	17	17
Daeseong Metal Co., Ltd.		—	—	—	—	—	47	47
Biwang Industry Co., Ltd		—	—	—	—	—	2	2
Huimun Co., Ltd.		—	—	—	—	—	4	4
Sunun IT F Co., Ltd.		—	—	—	—	—	8	8
Young Sung Co., Ltd.		—	—	—	—	—	27	27
Yuil Industrial Electronics Co., Ltd.		—	—	—	—	—	16	16
DN TEK Inc.		—	—	—	—	—	62	62
Daeyang FMS Corporation		—	—	—	—	—	3	3
Kwang Jin Structure Co., Ltd.		—	—	—	—	—	31	31
Woojin Industry Corporation		—	—	—	—	—	16	16
Kwang Sung Industry Co., Ltd.		—	—	—	—	—	7	7
Matsaeng Food Co., Ltd.		—	—	—	—	—	6	6
Futech Mold Co., Ltd.		—	—	—	—	—	14	14
Samcheonri Industrial Co., Ltd.		—	—	—	—	—	13	13
Woojoo Environment Ind. Co., Ltd.		—	—	—	—	—	13	13
Cheongatti Co., Ltd.		—	—	—	—	—	4	4
Hyungji Esquire Co., Ltd.		—	—	—	—	—	21	21
Kolmar Pharma Co., Ltd.		—	—	—	—	—	52	52
Morado Co., Ltd.		—	—	—	—	—	2	2
Myung Sung Tex Co., Ltd.		—	—	—	—	—	2	2
Areva nc Expansion		227,876	—	—	—	—	(57,758)	170,118
Navanakorn Electric Co., Ltd.		16,836	—	—	—	—	1,115	17,951
PT. Kedap Saayq		12,989	—	—	—	(12,989)	—	—
Set Holding		167,832	—	—	11,753	—	—	179,585
PT. Cirebon Energi Prasarana		—	635	—	—	—	—	635

		467,936	1,437	(6,638)	11,763	(31,047)	(55,551)	387,900

	~~W~~	715,151	1,437	(6,695)	(35,519)	(84,370)	(5,525)	584,479

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ~~W~~4 million and ~~W~~3,008 million, respectively, from the sales of shares of Fission 3.0, K&C- Gyeongnam Youth Job Creation Investment Fund, Korea Investment - Korea EXIM Bank CERs Private Special Asset Investment Trust 1, IBK-AUCTUS Green Growth Private Equity Firm and others and from the liquidation of Hanwha Electric Power Venture fund for the year ended December 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won	2014
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
Listed:
Korea District Heating Corp.	~~W~~	194,710	—	—	(67,469)	(40,300)	40,300	127,241
LG Uplus Corporation (*1)		412,901	—	(299,593)	1,344	—	(114,652)	—
Kwanglim Co., Ltd.		150	—	—	(22)	(22)	22	128
Ssangyong Motor Co., Ltd.		291	—	—	66	—	—	357
Sungjee Construction. Co., Ltd.		7	—	—	(2)	(2)	2	5
Korea Line Corp.		—	—	—	—	—	—	—
Namkwang Engineering & Construction Co., Ltd.		5	—	—	(3)	(11)	11	2
Pumyang Construction Co., Ltd.		3	—	—	(2)	—	(1)	—
ELCOMTEC Co., Ltd.		—	—	—	(168)	(168)	384	48
PAN ocean Co., Ltd.		—	—		(9)	(9)	23	5
Borneo International Furniture Co., Ltd.		—	—		(1)	—	5	4
TONGYANG Inc.		—	—	—	32	—	34	66
TONGYANG networks Inc.		—	—	—	—	—	3	3
PT Adaro Energy Tbk		45,204	—	—	(1,095)	(27,449)	27,449	44,109
Energy Fuels Inc.		10,307	—	—	1,617	—	(356)	11,568
Cockatoo Coal Limited		1,875	—	—	(1,241)	(977)	971	628
Denison Mines Corp.		74,498	—	—	(8,892)	—	(3,267)	62,339
Fission 3.0		—	94	—	(45)	—	12	61
Fission Uranium Corp.		848	—	—	(160)	—	(37)	651

		740,799	94	(299,593)	(76,050)	(68,938)	(49,097)	247,215

Unlisted:
Byucksan Engineering & Construction Co., Ltd.		1	—	—	—	(1)	—	—
Dongyang Engineering & Construction Corp.		5	—	—	—	(5)	—	—
K&C - Gyeongnam youth job creation Investment Fund		1,340	—	—	—	—	—	1,340
Women’s Venture Fund (*1)		780	—	(780)	—	—	—	—
Hanwha Electric Power Venture Fund		1,804	—	—	—	—	—	1,804
Korea Investment - Korea EXIM Bank CERs Private Special Asset InvestmentTrust I (*1)		6,803	—	(2,051)	—	—	—	4,752
Troika Overseas Resource Development Private Equity Firm		10,664	2,676	—	—	—	—	13,340
IBK-AUCTUS Green Growth Private Equity Firm (*1)		6,054	—	(126)	—	(3,603)	—	2,325
Global Dynasty Overseas Resource Development Private Equity Firm		1,517	716	—	—	—	—	2,233
Intellectual Discovery, Ltd.		5,000	—	—	—	—	—	5,000
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1		—	498	—	—	—	—	498
Construction Guarantee		790	—	—	5	—	—	795
Plant & Mechanical Contractors Financial Cooperative of Korea		36	—	—	—	—	—	36
Fire Guarantee		20	—	—	—	—	—	20
Korea Software Financial Cooperative		301	—	—	—	—	—	301
Engineering Financial Cooperative		60	—	—	—	—	—	60
Electric Contractors Financial Cooperative		152	—	—	—	—	—	152
Korea Specialty Contractor Financial Cooperative		417	—	—	—	—	—	417
Information & Communication Financial Cooperative		10	—	—	—	—	—	10
Korea Electric Engineers Association (*1)		61	—	(21)	—	—	—	40
Hwan Young Steel Co., Ltd.		97	—	—	—	—	—	97
Woobang ENC Co., Ltd		22	—	—	—	—	—	22

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

9.	Available-for-sale Financial Assets, Continued

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won	2014
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending Balance
Dongnam Co., Ltd.	~~W~~	72	—	—	—	—	—	72
SAMBO AUTO. Co., Ltd.		38	—	—	—	—	—	38
Mobo Co., Ltd.		14	—	—	—	—	—	14
Poonglim Industrial Co., Ltd.		78	—	—	—	—	—	78
HANKOOK Silicon Co., Ltd.		7,513	—	—	—	—	—	7,513
Kun Young Engineering & Construction Co., Ltd.		5	—	—	—	—	—	5
Pumyang Asset Management Co., Ltd.		—	—	—	—	—	3	3
Dae Kwang Semiconductor Co., Ltd.		6	—	—	—	—	—	6
Sanbon Department Store		124	—	—	—	—	—	124
Woori Ascon Co., Ltd.		10	—	—	—	—	—	10
Miju Steel Mfg. Co., Ltd.		51	—	—	—	—	—	51
Ginseng K Co., Ltd.		8	—	—	—	(8)	—	—
BnB Sungwon Co., Ltd.		—	—	—	—	—	15	15
Hana Civil Engineering Co., Ltd.		—	—	—	—	—	1	1
KC Development Co., Ltd.		—	—	—	—	—	6	6
IMHWA Corp.		—	—	—	—	—	5	5
IXELON Co., Ltd.		—	—	—	—	—	23	23
DAIM Special Vehicle Co., Ltd.		—	—	—	—	—	10	10
ASA KIMJE Co., Ltd.		—	—	—	—	—	465	465
ASA JEONJU Co., Ltd.		—	—	—	—	—	697	697
KYUNGWON Co., Ltd.		—	—	—	—	—	14	14
Moonkyung Silica Co., Ltd.		—	—	—	—	—	—	—
Yousung Remicon Co., Ltd.		—	—	—	—	—	4	4
Sungkwang Timber Co., Ltd.		—	—	—	—	—	4	4
Yongbo Co., Ltd.		—	—	—	—	—	3	3
Korea Bio Fuel Co., Ltd. (*1)		1,500	—	(1,500)	—	—	—	—
3I Power		1,486	—	—	—	(1,482)	(4)	—
Areva nc Expansion		248,292	—	—	—	—	(20,416)	227,876
Green & Sustainable Energy		13	—	—	—	(13)	—	—
Kanan Hydroelectric		17	—	—	—	(17)	—	—
Navanakorn Electric Co., Ltd.		16,163	—	—	—	—	673	16,836
PT. Kedap Saayq		18,540	—	—	—	(5,551)	—	12,989
Set Holding		170,514	—	—	(2,682)	—	—	167,832
Siam Solar Power (*1)		933	—	(933)	—	—	—	—

		501,311	3,890	(5,411)	(2,677)	(10,680)	(18,497)	467,936

Debt security:
Ambre Energy Limited (*1)		14,655	—	(14,655)	—	—	—	—

		14,655	—	(14,655)	—	—	—	—

	~~W~~	1,256,765	3,984	(319,659)	(78,727)	(79,618)	(67,594)	715,151

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ~~W~~98,065 million and ~~W~~2,700 million, respectively, from the sales of shares of LG Uplus Corp., Korea Investment - Korea EXIM Bank CERs Private Special Asset Investment Trust, Korea Bio Fuel Co., Ltd., Ambre Energy Limited and others and from the liquidation of Women’s Venture Fund for the year ended December 31, 2014.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for sale financial assets of December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Shares	Ownership	Historical cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	130,410	130,410
Kwanglim Co., Ltd.	84,515	0.44%		386	262	262
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	299	299
Sungjee Construction. Co., Ltd.	1,053	0.01%		49	5	5
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	232	0.00%		15	1	1
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	53	53
PAN ocean Co., Ltd.	1,492	0.00%		14	6	6
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
TONGYANG Inc.	78,511	0.03%		45	217	217
TONGYANG networks Inc.	4,422	0.01%		3	6	6
Nexolon Co., Ltd	3,665,367	2.59%		3,138	3,196	3,196
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	21,012	21,012
Energy Fuels Inc.	1,711,814	3.79%		16,819	5,926	5,926
Cockatoo Coal Limited	49,881,423	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	11.24%		84,134	34,457	34,457
Fission 3.0	300,000	0.17%		—	30	30
Fission Uranium Corp.	800,000	0.21%		785	554	554

				369,333	196,579	196,579

Unlisted (*1)
K&C - Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea Investment - Korea EXIM Bank CERs Private Special Asset InvestmentTrust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	233	6.30%		855	855	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	1,069,432,095	5.00%		1,069	1,069	—
Construction Guarantee (*2)	571	0.02%		601	805	805
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	301	0.15%		301	301	—
Engineering Financial Cooperative	528	0.10%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.26%		40	40	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
Woobang ENC Co., Ltd	14	0.00%		22	22	—
Dongnam Co., Ltd.	2,070	0.46%		72	72	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Poonglim Industrial Co., Ltd.	1,915	0.01%		93	93	—
HANKOOK Silicon Co., Ltd.	7,513,022	10.44%		7,513	7,513	—
Kun Young Engineering & Construction Co., Ltd.	100	0.00%		5	5	—
Pumyang Asset Management Co., Ltd.	13	0.00%		3	3	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Woori Ascon Co., Ltd.	25	0.34%		10	10	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for sale financial assets of December 31, 2015 and 2014 are as follows, continued:

In millions of won	2015
	Shares	Ownership	Historical cost		Book value	Fair value
Hana Civil Engineering Co., Ltd.	23	0.00%	~~W~~	1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
IXELON Co., Ltd.	2,292	0.02%		23	—	—
DAIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA KIMJE Co., Ltd.	23,245	1.11%		465	—	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
KYUNGWON Co., Ltd.	2,812	0.17%		14	14	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Yousung Remicon Co., Ltd.	8	0.26%		4	4	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
Ildong Air Conditioning Co., Ltd.	218	0.16%		3	—	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
Sewoong Heavy Industries Co., Ltd.	7,931	0.10%		40	40	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	72	—
Hangjin Steel Co., Ltd.	116	1.08%		116	—	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SET&C Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Kwang Myeong Electronics Technology Co., Ltd.	113	0.37%		11	11	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Bench Mark Construction Co., Ltd.	2	0.00%		—	—	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Daewoo Songdo Development Co., Ltd.	301	0.00%		2	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Montista Telecom Co., Ltd.	5,409	0.00%		3	—	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Korea Castiron Industrial Co., Ltd.	617	1.86%		22	22	—
FFG DMC Co., Ltd.	12	0.00%		17	17	—
Daeseong Metal Co., Ltd.	518	2.37%		47	47	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for sale financial assets of December 31, 2015 and 2014 are as follows, continued:

In millions of won	2015
	Shares	Ownership	Historical cost		Book value	Fair value
Sunun IT F Co., Ltd.	133	0.52%	~~W~~	8	8	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	62	—
Daeyang FMS Corporation	84	0.05%		3	3	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Matsaeng Food Co., Ltd.	277	0.56%		6	6	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	52	0.02%		21	21	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	52	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Areva nc Expansion	1,077,124	13.49%		288,443	170,118	—
Navanakorn Electric Co., Ltd. (*3)	4,442,800	29.00%		16,646	17,951	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	179,585	179,585
PT. Cirebon Energi Prasarana	420	10.00%		635	635	—

				591,980	387,900	180,390

			~~W~~	961,313	584,479	376,969

(*1)	Book values of unlisted equity securities held by the Company were measured at cost as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for sale financial assets of December 31, 2015 and 2014 are as follows, continued:

In millions of won	2014
	Shares	Ownership	Historical cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	127,241	127,241
Kwanglim Co., Ltd.	84,515	0.44%		386	128	128
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	357	357
Sungjee Construction. Co., Ltd.	1,053	0.01%		49	5	5
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	559	0.01%		12	2	2
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	48	48
PAN ocean Co., Ltd.	1,866	0.00%		14	5	5
Borneo International Furniture Co., Ltd.	2,607	0.01%		5	4	4
TONGYANG Inc.	73,364	0.03%		33	66	66
TONGYANG networks Inc.	4,422	0.01%		3	3	3
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	44,109	44,109
Energy Fuels Inc.	1,711,814	8.70%		16,819	11,568	11,568
Cockatoo Coal Limited	49,881,423	0.07%		18,445	628	628
Denison Mines Corp.	58,284,000	11.52%		84,134	62,339	62,339
Fission 3.0	800,000	0.51%		—	61	61
Fission Uranium Corp.	800,000	0.22%		785	651	651

				366,088	247,215	247,215

Unlisted (*1)
Byucksan Engineering & Construction Co., Ltd.	272	0.00%		5	—	—
Dongyang Engineering & Construction Corp.	1,276	0.01%		5	—	—
K&C - Gyeongnam youth job creation Investment Fund	27	10.00%		1,340	1,340	—
Hanwha Electric Power Venture Fund	2,196	16.40%		1,804	1,804	—
Korea Investment - Korea EXIM Bank CERs Private Special Asset InvestmentTrust I	4,770,837,919	14.18%		4,752	4,752	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	13,340	—
IBK-AUCTUS Green Growth Private Equity firm	703	6.30%		5,928	2,325	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	5,000	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	497,650,000	5.00%		498	498	—
Construction Guarantee (*2)	571	0.02%		601	795	795
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	301	0.15%		301	301	—
Engineering Financial Cooperative	528	0.10%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.26%		40	40	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
Woobang ENC Co., Ltd	14	0.00%		22	22	—
Dongnam Co., Ltd.	2,070	0.46%		72	72	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Poonglim Industrial Co., Ltd.	1,555	0.01%		78	78	—
HANKOOK Silicon Co., Ltd.	7,513,022	10.44%		7,513	7,513	—
Kun Young Engineering & Construction Co., Ltd.	100	0.00%		5	5	—
Pumyang Asset Management Co., Ltd.	13	0.00%		3	3	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	124	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for sale financial assets of December 31, 2015 and 2014 are as follows, continued:

In millions of won	2014
	Shares	Ownership	Historical cost		Book value	Fair value
Woori Ascon Co., Ltd.	25	0.34%	~~W~~	10	10	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
Ginseng K Co., Ltd.	7,415	0.00%		7	—	—
BnB Sungwon Co., Ltd.	589	0.01%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
IXELON Co., Ltd.	2,292	0.02%		23	23	—
DAIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA KIMJE Co., Ltd.	23,245	1.11%		465	465	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	697	—
KYUNGWON Co., Ltd.	2,812	0.17%		14	14	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Yousung Remicon Co., Ltd.	8	0.26%		4	4	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
3I Power	448,501	15.00%		1,121	—	—
Areva nc Expansion	1,077,124	13.49%		288,443	227,876	—
Green & Sustainable Energy	550	0.00%		3	—	—
Kanan Hydroelectric	734	19.58%		5	—	—
Navanakorn Electric Co., Ltd. (*3)	4,442,800	29.00%		16,646	16,836	—
PT. Kedap Saayq	671	10.00%		18,540	12,989	—
Set Holding (*4)	1,100,220	2.50%		229,255	167,832	167,832

				600,837	467,936	168,627

			~~W~~	966,925	715,151	415,842

(*1)	Book values of unlisted equity securities held by the Company were measured at cost as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2014.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2014.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

10.	Held-to-maturity Investments

Held-to-maturity investments as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Beginning balance		Acquisition	Disposal	Impairment	Others	Ending balance
Government bonds	~~W~~	3,601	432	(410)	—	—	3,623
Corporate bonds		13	—	—	—	(13)	—

	~~W~~	3,614	432	(410)	—	(13)	3,623

Current	~~W~~	265	—	(186)	—	301	380
Non-current		3,349	432	(224)	—	(314)	3,243

In millions of won	2014
	Beginning balance		Acquisition	Disposal	Impairment	Others	Ending balance
Government bonds	~~W~~	2,268	2,351	(1,018)	—	—	3,601
Corporate bonds		13	—	—	—	—	13

	~~W~~	2,281	2,351	(1,018)	—	—	3,614

Current	~~W~~	168	—	(777)	—	874	265
Non-current		2,113	2,351	(241)	—	(874)	3,349

11.	Derivatives

(1)	Derivatives as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	1,498	24,896	182	7,233
Currency swap		95,759	491,219	8,039	151,934
Interest rate swap		—	3,778	—	2,737

	~~W~~	97,257	519,893	8,221	161,904

Derivative liabilities
Currency forward	~~W~~	1,142	—	466	—
Currency swap		758	66,976	53,697	196,273
Interest rate swap		8,345	89,289	3,457	83,913

	~~W~~	10,245	156,265	57,620	280,186

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedge instruments as of December 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts			Contract exchange rate
			Pay		Receive
KEB Hana Bank	2014.04.10	2021.07.12	~~W~~	55,120	USD 52,000	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12		50,784	USD 48,000	1,058.00
KEB Hana Bank	2014.05.09	2021.07.12		104,600	USD 100,000	1,046.00
Bank of America	2014.04.29	2021.07.12		105,400	USD 100,000	1,054.00
Barclays Bank PLC	2015.12.17	2016.01.13		5,904	USD 5,000	1,180.78
Barclays Bank PLC	2015.12.28	2016.01.22		5,822	USD 5,000	1,164.30
Barclays Bank PLC	2015.12.29	2016.01.25		5,845	USD 5,000	1,168.90
Citibank	2015.12.28	2016.01.21		5,826	USD 5,000	1,165.15
HSBC	2015.12.11	2016.01.12		5,903	USD 5,000	1,180.59
Nova Scotia	2015.12.07	2016.01.11		2,332	USD 2,000	1,166.20
Nova Scotia	2015.12.07	2016.01.11		2,337	USD 2,000	1,168.70
Nova Scotia	2015.12.24	2016.01.20		5,856	USD 5,000	1,171.25
Nova Scotia	2015.12.30	2016.01.27		5,870	USD 5,000	1,173.98
Standard Chartered	2015.12.10	2016.01.08		5,913	USD 5,000	1,182.65
Standard Chartered	2015.12.24	2016.01.19		5,846	USD 5,000	1,169.12
Standard Chartered	2015.12.29	2016.01.26		5,841	USD 5,000	1,168.24
Nova Scotia	2015.11.20	2016.02.24		5,789	USD 5,000	1,157.86
Nova Scotia	2015.12.23	2016.01.28		1,171	USD 1,000	1,171.10
Nova Scotia	2015.12.18	2016.01.29		5,830	USD 5,000	1,166.00
Nova Scotia	2015.12.24	2016.01.04		7,653	USD 6,538	1,170.53
Standard Chartered	2015.11.10	2016.02.12		3,483	USD 3,000	1,160.90
Standard Chartered	2015.12.29	2016.01.05		13,042	USD 11,173	1,167.28
Barclays Bank PLC	2015.12.16	2016.03.18		3,527	USD 3,000	1,175.52
Barclays Bank PLC	2015.12.18	2016.03.22		3,562	USD 3,000	1,187.35
Societe Generale	2015.12.28	2016.01.29		5,823	USD 5,000	1,164.50
Societe Generale	2015.11.25	2016.02.29		5,746	USD 5,000	1,149.25
Societe Generale	2015.12.21	2016.02.29		USD 3,736	4,293	1,149.25
Societe Generale	2015.12.28	2016.02.29		USD 745	857	1,149.25
Societe Generale	2015.12.22	2016.03.24		5,885	USD 5,000	1,177.00
HSBC	2015.10.07	2016.01.13		5,795	USD 5,000	1,158.95
HSBC	2015.10.22	2016.01.13		USD 2,313	2,681	1,158.95
HSBC	2015.11.04	2016.02.11		11,358	USD 10,000	1,135.80
HSBC	2015.11.16	2016.02.19		2,346	USD 2,000	1,173.20
HSBC	2015.11.19	2016.01.13		USD 2,687	3,114	1,158.95
HSBC	2015.11.24	2016.02.11		USD 797	906	1,135.80
HSBC	2015.11.24	2016.02.11		USD 9,203	10,452	1,135.80
HSBC	2015.12.29	2016.01.04		8,396	USD 7,193	1,167.25
Mizuho Bank	2015.11.04	2016.02.11		5,665	USD 5,000	1,132.91
Mizuho Bank	2015.11.17	2016.02.11		USD 4,776	5,411	1,132.91
Mizuho Bank	2015.12.08	2016.02.11		USD 224	254	1,132.91
Mizuho Bank	2015.12.22	2016.01.25		3,524	USD 3,000	1,174.75
Mizuho Bank	2015.12.24	2016.01.29		5,853	USD 5,000	1,170.54
Mizuho Bank	2015.12.29	2016.01.29		5,849	USD 5,000	1,169.80
Credit Agricole	2015.10.07	2016.01.13		4,700	USD 4,000	1,174.90
Credit Agricole	2015.10.14	2016.01.19		3,460	USD 3,000	1,153.30
Credit Agricole	2015.10.29	2016.01.13		USD 752	878	1,167.43
Credit Agricole	2015.11.02	2016.01.13		USD 1,520	1,774	1,167.40
Credit Agricole	2015.12.10	2016.01.13		USD 1,728	2,017	1,167.40
Credit Agricole	2015.12.28	2016.03.30		5,833	USD 5,000	1,166.60
HSBC	2015.12.16	2016.01.04		3,654	USD 3,100	1,178.77
Nonghyup Bank	2015.12.16	2016.01.06		5,885	USD 5,000	1,176.92
KEB Hana Bank	2015.12.18	2016.01.06		7,462	USD 6,300	1,184.37
Nova Scotia	2015.12.21	2016.01.06		1,179	USD 1,000	1,178.50
Nova Scotia	2015.12.22	2016.01.06		6,470	USD 5,500	1,176.36
Standard Chartered	2015.12.23	2016.01.06		10,316	USD 8,800	1,172.31
Nova Scotia	2015.12.30	2016.01.08		7,627	USD 6,500	1,173.45
Nova Scotia	2015.12.28	2016.01.04		466	USD 400	1,165.76

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedge instruments, as of December 31, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts			Contract exchange rate
			Pay		Receive
Nova Scotia	2015.12.29	2016.01.08	~~W~~	7,706	USD 6,600	1,167.55
Societe Generale	2015.10.12	2016.01.13		754	USD 655	1,151.15
KEB Hana Bank	2015.08.26	2017.07.31		JPY 630,000	6,377	10.12

(3)	Currency swap contracts which are not designated as hedge instruments as of December 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)
Deutsche Bank	2013~2018	~~W~~	110,412	JPY 10,000,000	6.21%	4.19%	11.04
IBK	2013~2018		111,800	USD 100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018		103,580	JPY 10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019		118,632	CHF 100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019		114,903	CHF 100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2029		102,470	USD 100,000	3.14%	3.57%	1,024.70
Standard Chartered	2014~2017		51,215	USD 50,000	2.24%	3M Libor + 0.55%	1,024.30
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%	1,050.17
KEB Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%	1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%	1,083.97
Mizuho Bank	2014~2017		153,645	USD 150,000	2.35%	3M Libor + 0.65%	1,024.30
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
Goldman Sachs	2012~2022		112,930	USD 100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%	1,117.70
KEB Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%	1,117.70
DBS	2013~2018		108,140	USD 100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD 100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018		107,450	USD 100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018		107,450	USD 100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018		107,450	USD 100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018		107,450	USD 100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018		107,450	USD 100,000	3.09%	2.88%	1,074.50
JP Morgan	2014~2017		102,670	USD 100,000	2.89%	3M Libor+0.78%	1,026.70
Deutsche Bank	2014~2017		102,670	USD 100,000	2.89%	3M Libor+0.78%	1,026.70
HSBC	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
RBS	2014~2019		105,260	USD 100,000	2.48%	2.38%	1,052.60
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%	1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%	1,111.90
KEB Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%	1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%	1,111.90

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

11.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedge instruments as of December 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)
Citibank	2006~2016	~~W~~	113,200	USD 100,000	1.05%	6.00%	1,132.00
Barclays Bank PLC	2006~2016		113,200	USD 100,000	1.05%	6.00%	1,132.00
Credit Suisse	2006~2016		113,200	USD 100,000	1.05%	6.00%	1,132.00
Goldman Sachs	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Barclays Bank PLC	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Citibank	2011~2017		105,260	USD 100,000	3.99%	3.63%	1,052.60
Citibank	2013~2018		54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018		54,570	USD 50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018		111,410	USD 100,000	3.22%	3M Libor+1.50%	1,114.10
HSBC	2014~2020		99,901	AUD 100,000	3.52%	5.75%	999.01
HSBC	2014~2020		100,482	AUD 100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020		USD 117,250	AUD 125,000	3M Libor+1.25%	5.75%	0.94
Standard Chartered	2014~2020		126,032	USD 117,250	3.55%	3M Libor+1.25%	1,074.90
UBS AG	2006~2016		98,100	USD 100,000	5.48%	5.50%	981.00
Credit Suisse	2006~2016		98,100	USD 100,000	5.48%	5.50%	981.00
JP Morgan	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Morgan Stanley	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Deutsche Bank	2014~2019		107,190	USD 100,000	3.25%+3%*n/N	2.75%	1,071.90
Barclays Bank PLC	2006~2016		71,888	USD 75,000	4.81%	5.50%	958.50
Deutsche Bank AG	2006~2016		71,888	USD 75,000	4.81%	5.50%	958.50
Barclays Bank PLC	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
Morgan Stanley	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
Credit Agricole	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
JP Morgan	2012~2017		142,500	USD 125,000	3.83%	3.13%	1,140.00
Credit Agricole	2013~2019		118,343	CHF 100,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2019		59,172	CHF 50,000	3.47%	1.63%	1,183.43
Nomura	2013~2019		59,172	CHF 50,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2018		107,360	USD 100,000	3.34%	2.88%	1,073.60
Credit Agricole	2013~2018		107,360	USD 100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018		161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018		161,040	USD 150,000	3.34%	2.88%	1,073.60
Standard Chartered	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Credit Agricole	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2014~2019		104,490	USD 100,000	2.77%	2.63%	1,044.90
Barclays Bank PLC	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Credit Agricole	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018		81,188	USD 75,000	2.65%	1.88%	1,082.50
Standard Chartered	2014~2017		54,205	USD 50,000	2.93%	3M Libor+1.05%	1,084.10
Credit Agricole	2014~2017		54,205	USD 50,000	2.93%	3M Libor+1.05%	1,084.10
HSBC	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
KEB Hana Bank	2012~2017		115,140	USD 100,000	3.38%	2.50%	1,151.40
Barclays Bank PLC	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Standard Chartered	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Nomura	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Credit Agricole	2012~2017		57,570	USD 50,000	3.38%	2.50%	1,151.40
Societe Generale	2013~2018		106,190	USD 100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018		53,095	USD 50,000	3.48%	2.63%	1,061.90
KEB Hana Bank	2013~2018		53,095	USD 50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018		106,030	USD 100,000	3.48%	2.63%	1,060.30
Barclays Bank PLC	2013~2018		53,015	USD 50,000	3.48%	2.63%	1,060.30
KEB Hana Bank	2013~2018		31,809	USD 30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018		21,206	USD 20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018		53,015	USD 50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018		53,015	USD 50,000	3.47%	2.63%	1,060.30
Credit Agricole	2014~2020		110,680	USD 100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020		55,340	USD 50,000	2.16%	2.50%	1,106.80

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

11.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedge instruments as of December 31, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
		Contract amount			Contract interest rate
Counterparty	Contract year	Pay		Receive	Pay (%)	Receive (%)	Contract exchange rate
KEB Hana Bank	2014~2020	~~W~~	55,340	USD 50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
Barclays Bank PLC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%	1,106.80

(5)	Interest rate swap contracts which are not designated as hedge instruments as of December 31, 2015 are as follows:

In millions of won	Contract year	Contract amount		Contract interest rate per annum
Counterparty				Pay (%)	Receive (%)
Korea Development Bank	2012~2016	~~W~~	200,000	3.57%	3M CD + 0.26%
Nonghyup Bank	2012~2016		100,000	3.49%	3M CD + 0.25%
Korea Development Bank	2012~2016		50,000	3.49%	3M CD + 0.25%
HSBC	2012~2016		50,000	3.49%	3M CD + 0.25%
Standard Chartered	2012~2016		200,000	3.55%	3M CD + 0.26%
Standard Chartered	2012~2017		160,000	3.57%	3M CD + 0.32%
JP Morgan	2013~2018		150,000	3.58%	3M CD + 0.31%
KEB Hana Bank	2013~2016		100,000	2.82%	3M CD + 0.04%
KEB Hana Bank	2013~2016		200,000	2.57%	3M CD + 0.04%
KEB Hana Bank	2013~2016		100,000	2.75%	3M CD + 0.03%
Credit Suisse	2014~2018		200,000	2.98%	1Y CMT + 0.31%
Korea Development Bank (*)	2014~2029		40,000	3M CD - 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(6)	Interest rate swap contracts which are designated as hedge instruments, as of December 31, 2015 are as follows:

In thousands of U.S. dollars	Contract year	Contract amount	Contract interest rate per annum
Counterparty			Pay (%)	Receive (%)
BNP Paribas	2009~2027	USD 99,920	4.16%	6M USD Libor
KFW	2009~2027	USD 99,920	4.16%	6M USD Libor
CA-CIB (Credit Agricole)	2015~2033	USD 103,012	3.98% ~ 4.10%	6M USD Libor
SMBC	2015~2033	USD 134,708	4.05% ~ 4.18%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

11.	Derivatives, Continued

(7)	Gains and losses on valuation and transaction of derivatives for the years ended December 31, 2015 and 2014 are as follows and included in finance income and costs in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	2015		2014	2015	2014	2015	2014
Currency option	~~W~~	—	—	—	16,535	—	—
Currency forward		357	58,068	8,523	321	—	(30,072)
Currency swap		431,565	168,987	75,752	(79,484)	(6,926)	(90,990)
Interest rate swap		161,609	(16,800)	30,314	(3,680)	4,082	(15,235)
Other derivatives		—	—	—	(709)	—	—

	~~W~~	593,531	210,255	114,589	(67,017)	(2,844)	(136,297)

(*)	As of December 31, 2015, the net gain on valuation of derivatives using cash flow hedge accounting of ~~W~~4,409 million, net of tax, is included in other comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

12.	Other Financial Assets

(1)	Other financial assets as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Current		Non-current	Current	Non-current
Loans and receivables	~~W~~	106,013	678,126	68,910	611,610
Present value discount		(859)	(48,223)	(1,067)	(55,456)
Long-term/short-term financial instruments		5,132,829	758,037	100,099	604,363

	~~W~~	5,237,983	1,387,940	167,942	1,160,517

(2)	Loans and receivables as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Face value		Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	29,209	(859)	28,350
Loans for housing		11,170	—	11,170
Fisheries loan		6,032	—	6,032
Other loans		59,602	—	59,602

		106,013	(859)	105,154

Long-term loans and receivables
Loans for tuition		390,738	(47,822)	342,916
Loans for housing		132,239	—	132,239
Loans for related parties		99,768	—	99,768
Fisheries loan		1,664	(401)	1,263
Other loans		53,717	—	53,717

		678,126	(48,223)	629,903

	~~W~~	784,139	(49,082)	735,057

In millions of won	2014
	Face value		Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	25,828	(1,067)	24,761
Loans for housing		12,050	—	12,050
Fisheries loan		6,032	—	6,032
Other loans		25,000	—	25,000

		68,910	(1,067)	67,843

Long-term loans and receivables
Loans for tuition		379,797	(54,569)	325,228
Loans for housing		110,152	—	110,152
Loans for related parties		111,033	—	111,033
Fisheries loan		7,696	(887)	6,809
Other loans		2,932	—	2,932

		611,610	(55,456)	556,154

	~~W~~	680,520	(56,523)	623,997

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

12.	Other Financial Assets, Continued

(3)	Long-term and short-term financial instruments as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	2,131,089	3	90,088	742
ABCP		2,598,791	5,000	10,011	—
CP		48,350	—	—	—
CD		163,649	—	—	—
MMDA		—	—	—	300,000
RP		—	652,700	—	303,306
Others		190,950	100,334	—	315

	~~W~~	5,132,829	758,037	100,099	604,363

13.	Inventories

Inventories as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,304,220	(1,238)	3,302,982
Work-in-progress		133,226	—	133,226
Finished goods		51,073	—	51,073
Supplies		1,062,307	(4,428)	1,057,879
Inventories in transit		392,340	—	392,340
Other inventories		8,913	—	8,913

	~~W~~	4,952,079	(5,666)	4,946,413

In millions of won	2014
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,039,422	(1,130)	3,038,292
Merchandises		212	—	212
Work-in-progress		93,498	—	93,498
Finished goods		59,222	—	59,222
Supplies		840,463	(2,685)	837,778
Inventories in transit		500,466	—	500,466
Other inventories		8,001	—	8,001

	~~W~~	4,541,284	(3,815)	4,537,469

The allowance for loss on inventory valuation due to decreases in the net realizable value of inventory added to cost of sales were ~~W~~533 million for the years ended December 31, 2015. The reversal of the allowance for loss on inventory valuation due to increases in the net realizable value of inventory deducted from cost of sales were ~~W~~3,029 million for the years ended December 31, 2014. The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2015 and 2014 were ~~W~~1,318 million and ~~W~~2,709 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

14.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Finance lease receivables as of December 31, 2015 and 2014 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

In millions of won	2015			2014
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	98,488	12,098	88,698	8,275
1 ~ 5 years		407,426	203,699	378,703	237,062
More than 5 years		1,689,281	738,011	1,675,685	640,417

	~~W~~	2,195,195	953,808	2,143,086	885,754

(3)	There are no impaired finance lease receivables as of December 31, 2015 and 2014.

15.	Non-Financial Assets

Non-financial assets as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Current		Non-current	Current	Non-current
Advance payment	~~W~~	102,842	25,172	109,112	12,516
Prepaid expenses		159,378	85,105	154,047	97,972
Others (*)		135,730	20,956	239,352	23,605

	~~W~~	397,950	131,233	502,511	134,093

(*)	Details of others as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Current		Non-current	Current	Non-current
Tax refund receivables	~~W~~	39,158	2,658	182,564	1,037
Others		96,572	18,298	56,788	22,568

	~~W~~	135,730	20,956	239,352	23,605

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2015 and 2014 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2015	2014
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	66.32%	66.32%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	52.48%	54.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Uranium mine development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Co.	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Resources development	INDONESIA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2015 and 2014 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	, 2015	, 2014
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	60.00%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
Boulder Solar Power, LLC	Solar photovoltaic power generation	USA	—	82.14%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	100.00%	100.00%
KOWEPO America LLC	Solar photovoltaic power generation	USA	—	100.00%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.(*4)	Power generation	KOREA	46.22%	46.22%
Commerce and Industry Energy Co., Ltd.	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	52.48%	54.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation and Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Power generation	KOREA	100.00%	—
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	—
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.62%.
(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.
(*3)	As of reporting date, the reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)	According to the shareholders’ agreement reached in April 2014, Korea South-East Power Co., Ltd. (“KOSEP”) signed a contract with Long Lasting Value(“LLV”) to guarantee the principal and certain rate of return on LLV’s shares in KOSEP Material Co., Ltd. Moreover, LLV has put options to sell their investment to KOSEP. Therefore, the Company accounted for this agreement as KOSEP acquiring the shares of KOSEP Material from LLV. As such, the effective percentage of ownership is 86.20% as of December 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries included or excluded from consolidation for the year ended December 31, 2015 are as follows:

<Subsidiaries included in consolidation for the year ended December 31, 2015>

Subsidiary	Reason
HeeMang Sunlight Power Co., Ltd.	Newly Established
Fujeij Wind Power Company	Newly Established
KOSPO Youngnam Power Co., Ltd.	Newly Established

<Subsidiaries excluded from consolidation for the year ended December 31, 2015>

Subsidiary	Reason
Boulder Solar Power, LLC	Disposed
KOWEPO America LLC	Liquidation

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2015 and 2014 are as follows:

In millions of won

2015
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	51,043,890	27,386,113	10,642,352	2,465,244
Korea South-East Power Co., Ltd.		9,326,835	4,859,827	4,961,711	601,204
Korea Midland Power Co., Ltd.		7,857,199	4,648,144	3,927,443	226,244
Korea Western Power Co., Ltd.		9,225,791	5,719,032	4,214,540	294,617
Korea Southern Power Co., Ltd.		9,216,084	5,525,865	4,317,995	224,757
Korea East-West Power Co., Ltd.		8,828,603	4,836,904	4,047,655	454,942
KEPCO Engineering & Construction Company, Inc.		855,156	438,371	657,603	31,047
KEPCO Plant Service & Engineering Co., Ltd.		1,029,304	246,342	1,171,082	168,632
KEPCO Nuclear Fuel Co., Ltd.		666,677	328,364	253,524	35,115
KEPCO KDN Co., Ltd.		439,725	159,275	451,678	33,578
Garolim Tidal Power Plant Co., Ltd.		655	346	—	(76)
KEPCO International HongKong Ltd.		172,686	18	—	4,993
KEPCO International Philippines Inc.		115,594	1,542	—	38,541
KEPCO Gansu International Ltd.		17,405	540	—	(6)
KEPCO Philippines Holdings Inc.		132,094	26	—	24,690
KEPCO Philippines Corporation		13,998	218	—	265
KEPCO Ilijan Corporation		603,865	58,572	126,234	54,596
KEPCO Lebanon SARL		741	10,182	—	(1,541)
KEPCO Neimenggu International Ltd.		184,860	348	—	8,027
KEPCO Shanxi International Ltd.		562,652	242,270	—	22,949
KOMIPO Global Pte Ltd.		187,885	29	—	16,572
KEPCO Canada Energy Ltd.		55,945	23	—	(64)
KEPCO Netherlands B.V.		169,496	61	—	1,409
KOREA Imouraren Uranium Investment Corp.		224,499	263	—	5,964
KEPCO Australia Pty., Ltd.		510,892	2,541	4,510	168
KOSEP Australia Pty., Ltd.		18,180	1,581	4,729	346
KOMIPO Australia Pty., Ltd.		17,397	559	4,729	349
KOWEPO Australia Pty., Ltd.		18,320	1,578	4,729	353
KOSPO Australia Pty., Ltd.		18,358	1,567	4,729	356
KEPCO Middle East Holding Company		147,618	150,798	—	14,142
Qatrana Electric Power Company		521,206	412,587	17,844	31,767
KHNP Canada Energy Ltd.		42,731	22	—	(123)
KEPCO Bylong Australia Pty., Ltd.		183,468	236,545	—	(23,352)
Korea Waterbury Uranium Limited Partnership		20,370	699	—	(48)
KEPCO Canada Uranium Investment Limited Partnership		38,804	14	—	(26,171)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won
2015
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Electric Power Nigeria Ltd.	~~W~~	1,721	1,179	55,768	309
KEPCO Holdings de Mexico		39	34	—	(13)
KST Electric Power Company		564,358	529,439	97,879	14,631
KEPCO Energy Service Company		1,435	604	6,034	875
KEPCO Netherlands S3 B.V.		66,251	189	—	716
PT. KOMIPO Pembangkitan Jawa Bali		16,536	6,170	20,143	8,047
PT. Cirebon Power Service		2,795	1,010	6,663	459
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		12,998	1,117	9,840	2,693
EWP Philippines Corporation		2,664	1,592	—	258
EWP America Inc. (*)		115,562	82,167	59,124	3,227
KNF Canada Energy Limited		1,874	18	—	(66)
PT KEPCO Resource Indonesia		1,210	—	—	(217)
EWP Barbados 1 SRL		260,638	370	2,829	273
Gyeonggi Green Energy Co., Ltd.		315,299	249,608	104,674	(4,111)
PT. Tanggamus Electric Power		106,892	91,416	60,044	(7,138)
Gyeongju Wind Power Co., Ltd.		62,600	27,822	5,993	968
KOMIPO America Inc		13,487	2,480	—	218
KOSEP USA, INC.		40,035	4,178	4,975	153
PT. EWP Indonesia		1,039	15	—	(374)
KEPCO Netherlands J3 B.V.		121,492	81	—	18,858
Korea Offshore Wind Power Co., Ltd.		7,579	2,317	—	(4,213)
Global One Pioneer B.V.		40	20	—	(48)
Global Energy Pioneer B.V.		42	20	—	(48)
Mira Power Limited		110,918	66,963	—	(1,581)
KOSEP Material Co., Ltd.		29,768	28,013	26,310	(17,665)
Commerce and Industry Energy Co., Ltd.		99,638	86,727	24,774	(3,387)
KEPCO Singapore Holdings Pte., Ltd.		1,817	—	—	(9)
KOWEPO India Private Limited		911	10	—	(105)
KEPCO KPS Philippines Corp.		5,688	953	14,278	1,677
KOSPO Chile SpA		133	4,642	—	(942)
PT. KOWEPO Sumsel Operation and Maintenance Services		2,053	51	5,405	1,762
HeeMang Sunlight Power Co., Ltd.		4,711	—	—	(9)
Fujeij Wind Power Company		83	—	—	—
KOSPO Youngnam Power Co., Ltd.		82,173	32,166	—	7

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, and California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won
2014
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	49,237,136	27,588,281	9,379,564	1,446,060
Korea South-East Power Co., Ltd.		9,026,146	5,068,092	4,469,415	383,233
Korea Midland Power Co., Ltd.		7,074,578	4,073,784	5,041,682	110,533
Korea Western Power Co., Ltd.		8,245,105	5,008,954	4,840,007	151,662
Korea Southern Power Co., Ltd.		8,703,362	5,229,934	6,209,536	68,481
Korea East-West Power Co., Ltd.		8,370,732	4,805,302	4,507,011	168,534
KEPCO Engineering & Construction Company, Inc.		777,612	370,482	841,917	54,759
KEPCO Plant Service & Engineering Co., Ltd.		922,843	226,774	1,078,526	166,847
KEPCO Nuclear Fuel Co., Ltd.		568,370	257,899	241,310	32,588
KEPCO KDN Co., Ltd.		390,681	135,341	458,960	20,228
Garorim Tidal Power Plant Co., Ltd.		772	387	—	(39,856)
KEPCO International HongKong Ltd.		182,703	—	—	6,221
KEPCO International Philippines Inc.		101,864	405	—	98,878
KEPCO Gansu International Ltd.		16,330	506	—	(11)
KEPCO Philippines Holdings Inc.		124,418	40	—	5,987
KEPCO Philippines Corporation		13,670	139	—	(959)
KEPCO Ilijan Corporation		585,190	53,212	127,871	76,627
KEPCO Lebanon SARL		6,990	9,832	—	(164)
KEPCO Neimenggu International Ltd.		182,140	—	—	(172)
KEPCO Shanxi International Ltd.		523,357	245,170	—	1,935
KOMIPO Global Pte Ltd.		157,441	3,636	—	9,470
KEPCO Canada Energy Ltd.		69,507	113	—	(18)
KEPCO Netherlands B.V.		189,121	14	—	367
KOREA Imouraren Uranium Investment Corp.		227,897	207	—	(48)
KEPCO Australia Pty., Ltd.		539,961	2,572	4,532	799
KOSEP Australia Pty., Ltd.		19,771	935	4,786	2,413
KOMIPO Australia Pty., Ltd.		18,779	542	4,786	1,786
KOWEPO Australia Pty., Ltd.		19,990	1,004	4,786	2,434
KOSPO Australia Pty., Ltd.		18,983	932	4,439	2,007
KEPCO Middle East Holding Company		116,615	133,338	—	(1,470)
Qatrana Electric Power Company		553,134	462,329	17,079	15,724
KHNP Canada Energy Ltd.		47,982	58	—	(17)
KEPCO Bylong Australia Pty., Ltd.		169,209	200,443	—	(20,958)
Korea Waterbury Uranium Limited Partnership		22,058	35	—	(59)
KEPCO Canada Uranium Investment Limited Partnership		70,778	25	—	(30)
Korea Electric Power Nigeria Ltd.		1,112	786	23,863	204
KEPCO Holdings de Mexico		11	21	—	(12)
KST Electric Power Company		512,793	496,780	16,668	13,496
KEPCO Energy Service Company		374	535	5,032	40
KEPCO Netherlands S3 B.V.		62,583	30	—	812
PT. KOMIPO Pembangkitan Jawa Bali		17,282	6,034	21,276	8,929
PT. Cirebon Power Service		1,630	402	6,694	354
KOWEPO International Corporation		—	—	—	(1,861)
KOSPO Jordan, LLC.		10,270	1,742	29,682	2,512
EWP Philippines Corporation		6,570	283	—	(848)
EWP America Inc. (*)		104,855	76,669	57,251	(21)
KNF Canada Energy Limited		2,118	48	—	(65)
PT KEPCO Resource Indonesia		1,366	13	—	(267)
EWP Barbados 1 SRL		296,278	162	2,633	322
Gyeonggi Green Energy Co., Ltd.		334,074	264,278	124,181	(4,989)
PT. Tanggamus Electric Power		24,120	8,339	20,089	(3,125)
Gyeongju Wind Power Co., Ltd.		48,570	30,225	7,871	2,590
KOMIPO America Inc.		10,118	7	—	—
Boulder Solar Power, LLC.		8,457	7	—	(712)
KOSEP USA, INC.		35,062	1,581	2,315	(119)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won
2014
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
PT. EWP Indonesia	~~W~~	902	15	—	(278)
KOWEPO America, LLC.		5,813	137	—	(1,006)
KEPCO Netherlands J3 B.V.		113,818	44	—	(61)
Korea Offshore Wind Power Co., Ltd.		11,762	2,287	—	(3,424)
Global One Pioneer B.V.		40	24	—	(60)
Global Energy Pioneer B.V.		42	29	—	(64)
Mira Power Limited		32,977	221	—	(1,109)
KOSEP Material Co., Ltd.		42,766	23,226	—	(2,463)
Commerce and Industry Energy Co., Ltd.		103,346	87,047	23,645	(881)
KEPCO Singapore Holding Pte., Ltd.		1,012	—	—	(20)
KOWEPO India Private Limited		997	11	—	(397)
KEPCO KPS Philippines Corp.		5,147	2,150	9,263	1,912
KOSPO Chile SpA		3,143	4,354	—	(1,640)
PT. KOWEPO Sumsel Operation & Maintenance Services		1,628	1,386	—	(408)

(*)	Financial information of EWP America Inc. includes that of seven other subsidiaries, EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied or prior written consent of a financial institution is obtained. Shares cannot be wholly or partially transferred without written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

16.	Consolidated Subsidiaries, Continued

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the years ended December 31, 2015 and 2014 are as follows:

In millions of won
2015
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	47.52%	33.37%
Current assets	~~W~~	161,855	547,152	341,559	631,442	1,682,008
Non-current assets		442,010	482,152	513,597	1,976,302	3,414,061
Current liabilities		(22,522)	(195,030)	(342,315)	(296,152)	(856,019)
Non-current liabilities		(36,050)	(51,312)	(96,056)	(1,566,200)	(1,749,618)
Net assets		545,293	782,962	416,785	745,392	2,490,432
Book value of non-controlling interest		267,194	372,064	139,081	644,787	1,423,126
Sales		126,234	1,171,082	657,603	637,544	2,592,463
Profit for the period		54,596	168,632	31,047	61,554	315,829
Profit for the period attributable to non-controlling interest		26,752	78,852	10,360	11,802	127,766
Cash flows from operating activities		83,697	140,625	11,280	(29,888)	205,714
Cash flows from investing activities		(16,021)	(104,477)	(134,874)	(178,241)	(433,613)
Cash flows from financing activities before dividends to non-controlling interest		(39,730)	(40,581)	69,955	226,976	216,620
Dividends to non-controlling interest		(36,080)	(34,569)	(7,300)	(24,577)	(102,526)
Effect of exchange rate fluctuation		4,123	3	(51)	6,399	10,474
Net increase (decrease) of cash and cash equivalents		(4,011)	(38,999)	(60,990)	669	(103,331)

In millions of won
2014
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Garolim Tidal Power Plant Co., Ltd.	Others	Total
Percentage of ownership		49.00%	46.00%	33.37%	51.00%
Current assets	~~W~~	143,229	461,750	355,292	729	605,778	1,566,778
Non-current assets		441,961	461,093	422,320	43	2,301,291	3,626,708
Current liabilities		(19,022)	(181,871)	(315,766)	(387)	(391,393)	(908,439)
Non-current liabilities		(34,190)	(44,903)	(54,716)	—	(1,765,520)	(1,899,329)
Net assets		531,978	696,069	407,130	385	750,156	2,385,718
Book value of non-controlling interest		260,669	320,192	135,859	197	616,443	1,333,360
Sales		127,871	1,078,526	841,917	—	531,983	2,580,297
Profit (loss) for the period		76,627	166,847	54,759	(39,856)	54,875	313,252
Profit (loss) for the period attributable to non-controlling interest		37,547	61,734	15,853	(20,326)	24,014	118,822
Cash flows from operating activities		111,248	183,865	16,226	(4,818)	53,990	360,511
Cash flows from investing activities		(3,221)	(70,186)	(14,066)	(1,454)	(64,720)	(153,647)
Cash flows from financing activities before dividends to non-controlling interest		(116,956)	(43,092)	(19,258)	—	35,825	(143,481)
Dividends to non-controlling interest		(96,533)	(25,308)	(4,905)	—	(4,224)	(130,970)
Effect of exchange rate fluctuation		2,456	70	(147)	69	5,858	8,306
Net increase (decrease) of cash and cash equivalents		(103,006)	45,349	(22,150)	(6,203)	26,729	(59,281)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

16.	Consolidated Subsidiaries, Continued

(6)	Changes in goodwill

(i) Details of goodwill as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Acquisition cost	~~W~~	2,582	2,582
Accumulated impairment		—	—

Carrying book value	~~W~~	2,582	2,582

(ii) There are no changes in goodwill for the years ended December 31, 2015 and 2014.

(7)	Disposals of subsidiaries

The Company disposed the shares of Boulder Solar Power, LLC and liquidated KOWEPO America LLC for the year ended December 31, 2015. The Company also disposed the shares of Korea Engineering & Power Services Co., Ltd. and liquidated EWP Philippine Holdings Corporation for the year ended December 31, 2014.

(i) The fair value of sales price as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Consideration received in cash	~~W~~	10,664	46,476
Fair value of remaining shares after disposal		13,860	—

	~~W~~	24,524	46,476

(ii) The carrying value of assets and liabilities of subsidiaries as at the date the Company lost its control during the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Current assets
Cash and cash equivalents	~~W~~	10,071	2,187
Current financial assets, net		1,077	4,781
Trade and other receivables, net		—	5,460
Current non-financial assets		—	232
Non-current assets
Non-current financial assets, net		—	144
Non-current trade and other receivables, net		—	351
Property, plant and equipment, net		2,460	934
Other		2,893	50

Current liabilities
Trade and other payables, net		—	(1,655)
Current non-financial liabilities		(7)	(161)

	~~W~~	16,494	12,323

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

16.	Consolidated Subsidiaries, Continued

(7)	Disposals of subsidiaries, continued

(iii) Gain from disposals of subsidiaries for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Fair value of sale price	~~W~~	24,524	46,476
Net assets disposed		(16,494)	(12,323)
Non-controlling interests		—	5,765
Realization of unrealized gain		—	534
Other comprehensive income (loss) (*1)		346	(20)

Gain from disposals of subsidiaries (*2)	~~W~~	8,376	40,432

(*1)	Other comprehensive income or loss is net assets of subsidiaries that are reclassified from capital, accumulated comprehensive income or loss from currency translation of the related hedging instrument and others when the Company loses its power over the subsidiaries.
(*2)	Gain from disposals of subsidiaries is included in the consolidated financial statements of comprehensive income.

(iv) Net cashflow from sales of subsidiaries for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Consideration received in cash	~~W~~	10,664	46,476
Less: Cash held by disposed subsidiaries		(10,071)	(2,187)

Net cashflow	~~W~~	593	44,289

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2015 and 2014 are as follows:

In millions of won
2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	~~W~~	76,193	80,267
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,102,813
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	18,994
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,365
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	19,490
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	12,890
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	113,664
Korea Power Exchange (*6)	Management of power market	KOREA	100.00%		127,839	208,735
AMEC Partners Korea Ltd. (*3)	Resources management	KOREA	19.00%		707	230
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	29.00%		71,070	6,990
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,956
Muju Wind Power Co., Ltd.	Power generation	KOREA	25.00%		2,850	2,587
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,402
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	36,156
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,143
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,924
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	58,033
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	728,396
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	60,574
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited (*4)	Rental company	NIGERIA	15.00%		12	61
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	18,963
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	525,066
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	130,908
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	51,187
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		32,717	31,863
Busan Solar Co., Ltd. (*3)	Power generation	KOREA	19.80%		793	925
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	—
Green Biomass Co., Ltd. (*12)	Power generation	KOREA	14.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Material Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.67%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		400	295
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	26,746
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	2.90%		2,900	2,670
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	3.72%		2,900	2,688
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	189
DS POWER Co., Ltd. (*2)	Power generation	KOREA	10.91%		17,900	10,960
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	55,667
KS Solar Corp. Ltd.(*3)	Power generation	KOREA	19.00%		637	618
Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%		1,400	1,290
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	8,350
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,575
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,886
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		1,680	702

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2015 and 2014 are as follows, continued:

In millions of won
2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,805
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	14,512
Jungbu Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	904
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,446
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	7,417
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	289

					2,157,849	4,405,668

<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	52.80%	~~W~~	11,355	8,549
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,640
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		60,191	20,474
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	486
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,602	20,299
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	20,203
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,789
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,010
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,524
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	16,107
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,580
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	59,368
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,586
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	241,918
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	4,985
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,678
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	200,379
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	426
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,100
KODE NOVUS 1 LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS 2 LLC	Power generation	USA	49.00%		12,498	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,352
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	137,668
KEPCO-ALSTOM Power Electronics Systems, Inc. (*7)	R&D	KOREA	51.00%		5,629	4,501
Dangjin Echo Power Co., Ltd.	Power generation	KOREA	34.00%		51,149	48,281
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	3,926

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2015 and 2014 are as follows, continued:

In millions of won
2015
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Nepal Water & Energy Development Company Pty Ltd. (*7)	Construction and operation of utility plant	NEPAL	52.77%		18,568	17,765
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		32,868	31,976
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,668
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,072	269
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	617
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	514
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	29.00%		580	—

					1,317,983	1,287,862

				~~W~~	3,475,832	5,693,530

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(*9)	As of December 31, 2015, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.

(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2015 and 2014 are as follows, continued:

In millions of won
2014
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	47.80%	~~W~~	76,193	71,387
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%		94,500	2,097,539
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29.00%		4,727	21,622
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,889
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		49,607	28,771
Gangwon Wind Power Co., Ltd. (*2)	Wind power generation	KOREA	15.00%		5,725	12,385
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	113,033
Korea Power Exchange (*6)	Management of power market	KOREA	100.00%		127,839	198,021
AMEC Partners Korea Ltd. (*3)	Resources management	KOREA	19.00%		707	200
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	29.00%		71,070	35,925
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,525
Muju Wind Power Co., Ltd.	Power generation	KOREA	25.00%		2,850	2,706
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,876	3,693
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	41,951
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25.00%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,486
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	1,744
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	47,799
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	667,578
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	43,335
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
Dolphin Property Limited (*4)	Rental company	NIGERIA	15.00%		12	61
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		18,935	16,071
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	540,011
S-Power Co., Ltd.	Power generation	KOREA	40.00%		108,000	104,244
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	50,668
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		23,474	22,152
Busan Solar Co., Ltd. (*3)	Power generation	KOREA	19.80%		793	853
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25.00%		50	3
Green Biomass Co., Ltd.	Power generation	KOREA	34.00%		714	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	818
Samcheok Eco Material Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.67%		686	212
Noeul Green Energy Co., Ltd.	Power generation	KOREA	20.00%		200	189
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	28,064
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	9.67%		2,900	2,586
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	6.04%		2,900	2,783
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		193	221
DS POWER Co., Ltd. (*2)	Power generation	KOREA	10.91%		17,900	15,642
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		107,958	100,545
KS Solar Corp. Ltd.(*3)	Power generation	KOREA	19.00%		637	325
Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%		1,400	1,741
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	8,344
SE Green Energy Co., Ltd.	Power generation support	KOREA	47.76%		3,821	3,623
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,581
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		800	93
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	1,334

					2,095,419	4,341,830

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2015 and 2014 are as follows, continued:

In millions of won
2014
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	66.00%	~~W~~	11,355	9,042
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,514
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		60,083	16,241
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	345
Waterbury Lake Uranium L.P.	Resources development	CANADA	40.00%		26,601	22,010
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	19,608
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	14,725
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,902
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	190,519
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30.00%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	17,467
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,539
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	8,121
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,628
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	226,892
KW Nuclear Components Co., Ltd.	R&D	KOREA	43.36%		833	2,899
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,284
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	201,409
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	343
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,087
KODE NOVUS 1 LLC.	Power generation	USA	50.00%		19,213	12,207
KODE NOVUS 2 LLC.	Power generation	USA	49.00%		12,498	8,248
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,711
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc. (*7)	R&D	KOREA	51.00%		5,629	4,617
Dangjin Echo Power Co., Ltd.	Power generation	KOREA	33.10%		40,000	37,837
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,600	3,555
Nepal Water & Energy Development Company Pty Ltd. (*7)	Construction and operation of utility plant	NEPAL	59.61%		18,568	17,872
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		15	—
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,962
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		350	102
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	3,156
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		747	700
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	465
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	34.00%		680	—

					1,273,251	1,166,894

				~~W~~	3,368,670	5,508,724

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2015 and 2014 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)	The Company has joint control over the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

(*8)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(*9)	As of December 31, 2014, 17.3% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.3% of ownership.

(*10)	The Company’s percentage of ownership has decreased due to the acquisitions of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.

(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of December 31, 2015 and 2014 are as follows:

In millions of won
Investees	2015		2014
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	46,514	60,506
Korea Gas Corporation		696,465	936,495
YTN Co., Ltd.		26,235	23,940
SPC Power Corporation		65,552	65,888
PT. Bayan Resources TBK		446,250	391,463

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2015 and 2014 are as follows:

In millions of won
2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	71,387	—	—	—	8,902	—	(22)	80,267
Korea Gas Corporation		2,097,539	—	—	(4,725)	67,949	(55,453)	(2,497)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		21,622	—	—	(1,267)	(1,792)	—	431	18,994
YTN Co., Ltd.		39,889	—	—	(90)	(188)	(935)	(311)	38,365
Cheongna Energy Co., Ltd.		28,771	—	—	—	(9,281)	—	—	19,490
Gangwon Wind Power Co., Ltd.		12,385	—	—	(852)	1,279	78	—	12,890
Hyundai Green Power Co., Ltd.		113,033	—	—	(8,889)	9,520	—	—	113,664
Korea Power Exchange		198,021	—	—	—	9,944	—	770	208,735
AMEC Partners Korea Ltd.		200	—	—	—	30	—	—	230
Hyundai Energy Co., Ltd. (*1)		35,925	—	—	—	(13,731)	—	(15,204)	6,990
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,525	—	—	—	(569)	—	—	4,956
Muju Wind Power Co., Ltd.		2,706	—	—	—	(119)	—	—	2,587
Pyeongchang Wind Power Co., Ltd.		3,693	—	—	—	(291)	—	—	3,402
Daeryun Power Co., Ltd.		41,951	—	—	—	(5,798)	—	3	36,156
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,486	—	—	—	(343)	—	—	6,143
KNH Solar Co., Ltd.		1,744	—	—	—	178	2	—	1,924
SPC Power Corporation		47,799	—	—	(1,349)	5,375	381	5,827	58,033
Gemeng International Energy Co., Ltd.		667,578	—	—	(37,163)	51,766	89,481	(43,266)	728,396
PT. Cirebon Electric Power		43,335	—	—	—	12,210	5,029	—	60,574
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(880)	(641)	1,521	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(1,092)	(599)	1,691	—
Dolphin Property Limited		61	—	—	—	—	—	—	61
PT. Wampu Electric Power		16,071	2,357	—	—	(600)	1,135	—	18,963
PT. Bayan Resources TBK		540,011	—	—	—	(11,341)	(3,604)	—	525,066
S-Power Co., Ltd.		104,244	24,300	—	—	2,364	—	—	130,908
Pioneer Gas Power Limited		50,668	—	—	—	59	460	—	51,187
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		22,152	9,244	—	—	(749)	1,216	—	31,863
Busan Solar Co., Ltd.		853	—	—	—	72	—	—	925
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	(3)	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	—	—	—	—
PT. Mutiara Jawa		818	—	—	—	(818)	—	—	—
Samcheok Eco Material Co., Ltd.		212	—	—	—	(178)	(34)	—	—
Noeul Green Energy Co., Ltd.		189	200	—	—	(91)	(3)	—	295
Naepo Green Energy Co., Ltd.		28,064	—	—	—	(1,318)	—	—	26,746
Goseong Green Energy Co., Ltd.		2,586	—	—	—	84	—	—	2,670
Gangneung Eco Power Co., Ltd.		2,783	—	—	—	(95)	—	—	2,688
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		221	—	—	—	(32)	—	—	189
DS POWER Co., Ltd.		15,642	—	—	—	(4,671)	—	(11)	10,960
Dongducheon Dream Power Co., Ltd. (*2)		100,545	—	—	—	(3,412)	—	(41,466)	55,667
KS Solar Corp. Ltd.		325	—	—	—	293	—	—	618
Yeongwol Energy Station Co., Ltd.		1,741	—	—	—	(451)	—	—	1,290

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won
2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Jinbhuvish Power Generation Pvt. Ltd.	~~W~~	8,344	—	—	—	(42)	48	—	8,350
SE Green Energy Co., Ltd.		3,623	—	—	—	(48)	—	—	3,575
Daegu Photovoltaic Co., Ltd.		1,581	—	—	—	305	—	—	1,886
Jeongam Wind Power Co., Ltd.		93	880	—	—	(271)	—	—	702
Korea Power Engineering Service Co., Ltd.		1,334	—	—	(44)	542	—	(27)	1,805
Busan Green Energy Co., Ltd.		—	14,564	—	—	(52)	—	—	14,512
Jungbu Bio Energy Co., Ltd.		—	1,000	—	—	(96)	—	—	904
Korea Electric Vehicle Charging Service		—	1,596	—	—	(135)	—	(15)	1,446
Ulleungdo Natural Energy Co., Ltd.		—	8,000	—	—	(583)	—	—	7,417
Korea Nuclear Partners Co., Ltd.		—	290	—	—	(1)	—	—	289

		4,341,830	62,431	—	(54,379)	111,801	36,561	(92,576)	4,405,668

<Joint ventures>
KEPCO-Uhde Inc.		9,042	—	—	—	(493)	—	—	8,549
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,514	—	—	—	(135)	261	—	27,640
Shuweihat Asia Power Investment B.V.		16,241	108	—	—	4,008	117	—	20,474
Shuweihat Asia Operation & Maintenance Company		345	—	—	(798)	922	24	(7)	486
Waterbury Lake Uranium L.P.		22,010	—	—	—	—	(2,507)	796	20,299
ASM-BG Investicii AD		19,608	—	—	—	1,384	(789)	—	20,203
RES Technology AD		14,725	—	—	—	(318)	(618)	—	13,789
KV Holdings, Inc.		1,902	—	—	—	74	34	—	2,010
KEPCO SPC Power Corporation		190,519	—	—	(28,986)	43,801	3,190	—	208,524
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		17,467	—	—	—	(1,546)	186	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		169,496	—	—	(8,239)	8,512	1,464	(9)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,539	—	—	—	(33)	74	—	10,580
Rabigh Electricity Company		8,121	—	—	—	21,582	29,703	(38)	59,368
Rabigh Operation & Maintenance Company		4,628	—	—	(1,780)	533	205	—	3,586
Jamaica Public Service Company Limited		226,892	—	—	—	—	15,027	(1)	241,918
KW Nuclear Components Co., Ltd.		2,899	—	—	(1,016)	3,065	—	37	4,985
Busan Shinho Solar Power Co., Ltd.		3,284	—	—	—	394	—	—	3,678
GS Donghae Electric Power Co., Ltd.		201,409	—	—	—	(1,064)	—	34	200,379
Global Trade Of Power System Co., Ltd.		343	—	—	—	83	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		2,087	—	—	—	13	—	—	2,100
KODE NOVUS 1 LLC		12,207	—	—	—	(11,639)	588	(1,156)	—
KODE NOVUS 2 LLC		8,248	—	—	—	(8,104)	413	(557)	—
Daejung Offshore Wind Power Co., Ltd.		3,711	—	—	—	(359)	—	—	3,352
Amman Asia Electric Power Company		122,391	—	—	(19,510)	25,131	10,244	(588)	137,668
KEPCO-ALSTOM Power Electronics Systems, Inc.		4,617	—	—	—	(98)	—	(18)	4,501
Dangjin Echo Power Co., Ltd.		37,837	20,000	(8,851)	—	(712)	70	(63)	48,281
Honam Wind Power Co., Ltd.		3,555	—	—	—	371	—	—	3,926
Nepal Water & Energy Development Company Pty Ltd.		17,872	—	—	—	(1,277)	1,170	—	17,765
Chun-cheon Energy Co., Ltd.		—	32,853	—	—	(719)	(158)	—	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		2,962	—	—	—	(294)	—	—	2,668
Nghi Son 2 Power Ltd.		102	722	—	—	(562)	2	5	269

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won
2015
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Kelar S.A	~~W~~	3,156	—	—	—	—	(407)	(2,749)	—
PT. Tanjung Power Indonesia		700	—	—	—	(98)	—	15	617
Incheon New Power Co., Ltd.		465	—	—	—	49	—	—	514
Seokmun Energy Co., Ltd.		—	—	(100)	—	—	—	100	—

		1,166,894	53,683	(8,951)	(60,329)	82,471	58,293	(4,199)	1,287,862

	~~W~~	5,508,724	116,114	(8,951)	(114,708)	194,272	94,854	(96,775)	5,693,530

(*1)	‘Others’ includes ~~W~~15,204 million of assets held-for-sale (note 42).
(*2)	‘Others’ includes ~~W~~41,170 million of assets held-for-sale (note 42).

In millions of won
2014
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	74,878	—	—	—	(3,494)	3	—	71,387
Korea Gas Corporation		1,926,800	—	—	—	96,457	69,489	4,793	2,097,539
Korea Electric Power Industrial Development Co., Ltd.		22,450	—	—	(1,872)	2,275	—	(1,231)	21,622
YTN Co., Ltd.		38,426	—	—	(90)	2,423	(26)	(844)	39,889
Cheongna Energy Co., Ltd.		28,114	5,707	—	—	(5,023)	(27)	—	28,771
Gangwon Wind Power Co., Ltd.		13,185	—	—	(1,988)	1,155	33	—	12,385
Hyundai Green Power Co., Ltd.		110,157	—	—	(8,889)	11,764	—	1	113,033
Korea Power Exchange		189,544	—	—	—	13,274	—	(4,797)	198,021
AMEC Partners Korea Ltd.		189	—	—	—	11	—	—	200
Hyundai Energy Co., Ltd.		43,386	—	—	—	(7,461)	—	—	35,925
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,553	—	—	(991)	963	—	—	5,525
Alternergy Philippine Investments Corporation		1,500	—	(1,497)	—	(7)	228	(224)	—
Muju Wind Power Co., Ltd.		2,707	—	—	—	—	—	(1)	2,706
Pyeongchang Wind Power Co., Ltd.		600	3,238	—	—	(128)	(17)	—	3,693
Daeryun Power Co., Ltd.		24,599	—	—	—	(1,748)	—	19,100	41,951
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,344	—	—	(1,292)	1,434	—	—	6,486
KNH Solar Co., Ltd.		1,372	—	—	—	372	—	—	1,744
SPC Power Corporation		47,661	—	—	—	(1,800)	335	1,603	47,799
Gemeng International Energy Co., Ltd.		608,674	—	—	(6,905)	54,368	11,441	—	667,578
PT. Cirebon Electric Power		32,826	1,148	—	—	6,303	3,058	—	43,335
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	—	—	—	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	—	—	—	—
Dolphin Property Limited		—	—	—	—	184	(8)	(115)	61
E-Power S.A.		5,284	—	(5,041)	(1,431)	1,173	15	—	—
PT Wampu Electric Power		15,121	—	—	—	308	642	—	16,071

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won
2014
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
PT. Bayan Resources TBK	~~W~~	579,534	—	—	—	(30,565)	(8,958)	—	540,011
S-Power Co., Ltd.		107,264	—	—	—	(3,020)	—	—	104,244
Pioneer Gas Power Limited		43,666	1,122	—	—	298	5,582	—	50,668
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		18,058	4,546	—	—	(915)	753	(290)	22,152
Busan Solar Co., Ltd.		741	—	—	—	112	—	—	853
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	—	—	—	3
Green Biomass Co., Ltd.		171	—	—	—	(171)	—	—	—
Gumi-ochang Photovoltaic Power Co., Ltd.		389	—	(399)	(14)	24	—	—	—
Chungbuk Photovoltaic Power Co., Ltd.		184	—	(192)	—	8	—	—	—
Cheonan Photovoltaic Power Co., Ltd.		148	—	(138)	—	(10)	—	—	—
PT. Mutiara Jawa		1,666	—	—	—	(885)	37	—	818
Samcheok Eco Material Co., Ltd.		—	686	—	—	(474)	—	—	212
Noeul Green Energy Co., Ltd.		—	200	—	—	(11)	—	—	189
Naepo Green Energy Co., Ltd.		—	29,200	—	—	(995)	(141)	—	28,064
Goseong Green Energy Co., Ltd.		—	2,900	—	—	(311)	—	(3)	2,586
Gangneung Eco Power Co., Ltd.		—	2,900	—	—	(117)	—	—	2,783
Shin Pyeongtaek Power Co., Ltd.		—	40	—	—	(40)	—	—	—
Hyundai Asan Solar Power Co., Ltd.		462	—	(430)	—	(32)	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		91	101	—	—	31	(2)	—	221
Jeonnam Solar Co., Ltd.		696	—	(941)	—	241	4	—	—
DS POWER Co., Ltd.		17,900	—	—	—	(2,258)	—	—	15,642
D Solar Energy Co., Ltd.		364	—	(418)	—	54	—	—	—
Dongducheon Dream Power Co., Ltd.		134,398	—	(29,782)	—	(4,071)	—	—	100,545
KS Solar Corp. Ltd.		537	—	—	—	(202)	(10)	—	325
KOSCON Photovoltaic Co., Ltd.		315	—	(351)	—	36	—	—	—
Yeongwol Energy Station Co., Ltd.		908	—	(410)	—	1,239	3	1	1,741
Yeonan Photovoltaic Co., Ltd.		123	—	(128)	—	5	—	—	—
Q1 Solar Co., Ltd.		983	—	(1,123)	—	140	—	—	—
Jinbhuvish Power Generation Pvt. Ltd.		8,495	—	—	—	(197)	46	—	8,344
Best Solar Energy Co., Ltd.		898	—	(1,242)	—	344	—	—	—
Seokcheon Solar Power Co., Ltd.		1,046	—	(1,041)	(49)	48	1	(5)	—
SE Green Energy Co., Ltd.		3,745	—	—	—	(122)	—	—	3,623
Daegu Photovoltaic Co., Ltd.		1,334	—	—	—	247	—	—	1,581
Jeongam Wind Power Co., Ltd.		324	—	—	—	(231)	—	—	93
Korea Power Engineering Service Co., Ltd.		585	—	—	—	787	—	(38)	1,334
Golden Route J Solar Power Co., Ltd.		99	—	(75)	—	(24)	—	—	—

		4,124,574	51,788	(43,208)	(23,521)	131,766	82,481	17,950	4,341,830

<Joint ventures>
KEPCO-Uhde Inc.		9,537	—	—	—	(493)	—	(2)	9,042
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,161	—	—	(740)	(346)	439	—	27,514
Shuweihat Asia Power Investment B.V.		64	59,576	—	—	6,077	(49,428)	(48)	16,241
Shuweihat Asia Operation & Maintenance Company		29	—	—	(869)	1,172	14	(1)	345
Waterbury Lake Uranium L.P.		23,042	762	—	—	—	1,285	(3,079)	22,010
ASM-BG Investicii AD		20,088	—	—	—	1,131	(1,611)	—	19,608
RES Technology AD		16,045	—	—	—	(78)	(1,242)	—	14,725
KV Holdings, Inc.		1,842	—	—	—	—	60	—	1,902
KEPCO SPC Power Corporation		143,294	—	—	(8,069)	48,623	6,640	31	190,519

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won
2014
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Canada Korea Uranium Limited Partnership	~~W~~	—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		2,202	—	—	—	(2,190)	(12)	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		19,237	—	—	—	(2,012)	242	—	17,467
Datang Chifeng Renewable Power Co., Ltd.		166,330	—	—	(8,951)	9,144	2,973	—	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,604	—	—	(788)	531	192	—	10,539
Rabigh Electricity Company		—	—	—	—	25,040	(18,709)	1,790	8,121
Rabigh Operation & Maintenance Company		4,082	—	—	(2,546)	2,945	147	—	4,628
Jamaica Public Service Company Limited (*)		268,022	—	—	—	—	—	(41,130)	226,892
KW Nuclear Components Co., Ltd.		2,476	—	—	(1,399)	1,821	—	1	2,899
Busan Shinho Solar Power Co., Ltd.		2,871	—	—	—	423	(10)	—	3,284
GS Donghae Electric Power Co., Ltd.		173,915	117,600	(88,962)	—	(580)	(161)	(403)	201,409
YEONGAM Wind Power Co., Ltd.		11,424	—	(12,533)	—	1,109	—	—	—
Global Trade Of Power System Co., Ltd.		249	—	—	—	94	—	—	343
Expressway Solar-light Power Generation Co., Ltd.		1,863	—	(1,276)	(237)	1,737	—	—	2,087
KODE NOVUS 1 LLC.		14,237	—	—	—	(2,324)	294	—	12,207
KODE NOVUS 2 LLC.		9,510	—	—	—	(1,592)	330	—	8,248
Daejung Offshore Wind Power Co., Ltd.		4,135	—	—	—	(424)	—	—	3,711
Amman Asia Electric Power Company		111,315	6,755	—	—	23,324	(19,003)	—	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.		4,758	—	—	—	(141)	—	—	4,617
Dangjin Echo Power Co., Ltd.		39,102	—	—	—	(1,235)	(35)	5	37,837
Honam Wind Power Co., Ltd.		1,933	—	—	—	248	1,254	120	3,555
Nepal Water & Energy Development Company Pty Ltd.		10,409	8,018	—	—	(928)	373	—	17,872
Chun-cheon Energy Co., Ltd.		—	15	—	—	(15)	—	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.		—	3,000	—	—	(33)	—	(5)	2,962
Nghi Son 2 Power Ltd.		—	350	—	—	(268)	(14)	34	102
Kelar S.A		4,180	—	—	—	(1,047)	407	(384)	3,156
PT. Tanjung Power Indonesia		361	359	—	—	(60)	39	1	700
Incheon New Power Co., Ltd.		449	—	—	—	9	—	7	465
Seokmun Energy Co., Ltd.		415	—	—	—	(415)	—	—	—

		1,106,181	196,435	(102,771)	(23,599)	109,247	(75,536)	(43,063)	1,166,894

	~~W~~	5,230,755	248,223	(145,979)	(47,120)	241,013	6,945	(25,113)	5,508,724

(*)	It has been determined that there is objective evidence of impairment as a result of one or more events including that a financial institution granted Jamaica Public Service Company Limited (“JPS”) a concession that the financial institution would not otherwise consider. As of December 31, 2014, as a result of the impairment test, the recoverable amount of JPS is less than its carrying amount and an impairment loss of ~~W~~52,279 million is recognized in profit or loss. The recoverable amount of JPS is its value in use which is calculated based on the most recent financial budget of future cash flows for a period of 10 years approved by management and the discount rate used to calculate the value in use is 10.15%.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the year ended December 31, 2015 and 2014 are as follows:

In millions of won
2015
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	639,118	471,497	321,273	18,625
Korea Gas Corporation		42,385,340	32,328,396	26,052,724	319,190
Korea Electric Power Industrial Development Co., Ltd.		142,835	77,340	324,162	9,855
YTN Co., Ltd.		305,799	126,561	117,418	(520)
Cheongna Energy Co., Ltd.		458,205	419,353	48,519	(21,108)
Gangwon Wind Power Co., Ltd.		114,600	28,994	21,941	8,529
Hyundai Green Power Co., Ltd.		1,182,352	790,407	486,435	31,011
Korea Power Exchange		236,199	27,464	87,400	9,303
AMEC Partners Korea Ltd.		1,332	123	511	155
Hyundai Energy Co., Ltd.		526,305	473,736	80,067	(29,749)
Ecollite Co., Ltd.		2,271	345	—	(97)
Taebaek Wind Power Co., Ltd.		48,009	26,212	6,626	(302)
Muju Wind Power Co., Ltd.		10,349	—	—	(477)
Pyeongchang Wind Power Co., Ltd.		62,565	48,959	—	(1,164)
Daeryun Power Co., Ltd.		838,199	657,551	279,787	(29,806)
JinanJangsu Wind Power Co., Ltd.		306	—	—	(1)
Changjuk Wind Power Co., Ltd.		41,444	19,053	6,472	772
KNH Solar Co., Ltd.		27,254	20,105	4,399	861
SPC Power Corporation		182,908	30,191	68,149	37,395
Gemeng International Energy Co., Ltd.		5,956,288	3,940,455	902,008	95,064
PT. Cirebon Electric Power		1,026,729	806,458	295,788	43,968
KNOC Nigerian East Oil Co., Ltd.		264,434	337,762	—	(6,069)
KNOC Nigerian West Oil Co., Ltd.		160,765	230,001	—	(7,386)
Dolphin Property Limited		300	1	—	8
PT Wampu Electric Power		201,383	160,159	17,476	(2,696)
PT. Bayan Resources TBK		1,043,143	901,952	461,349	(30,014)
S-Power Co., Ltd.		935,870	664,523	632,073	5,336
Pioneer Gas Power Limited		310,761	240,833	—	148
Eurasia Energy Holdings		599	1,069	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		506,970	341,261	—	2,760
Busan Solar Co., Ltd.		26,059	21,367	4,267	383
Hadong Mineral Fiber Co., Ltd.		2	21	—	(30)
Green Biomass Co., Ltd.		10,664	9,343	4,136	(1,323)
PT. Mutiara Jawa		25,013	29,913	1,943	(7,247)
Samcheok Eco Material Co., Ltd.		23,119	735	—	(2,171)
Noeul Green Energy Co., Ltd.		1,517	44	—	(446)
Naepo Green Energy Co., Ltd.		108,167	1,184	3,126	(5,274)
Goseong Green Energy Co., Ltd.		95,323	3,248	—	(4,312)
Gangneung Eco Power Co., Ltd.		81,459	9,163	—	(3,610)
Shin Pyeongtaek Power Co., Ltd.		25,875	29,190	—	(2,595)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,128	2,452	490	81
DS POWER Co., Ltd.		641,257	525,524	33,542	(5,759)
Dongducheon Dream Power Co., Ltd.		1,668,235	1,397,026	1,003,346	(10,307)
KS Solar Corp. Ltd.		29,745	26,469	4,667	278
Yeongwol Energy Station Co., Ltd.		179,852	166,953	12,068	1,831
Jinbhuvish Power Generation Pvt. Ltd.		75,429	19,199	—	(805)
SE Green Energy Co., Ltd.		7,484	—	—	(103)
Daegu Photovoltaic Co., Ltd.		21,039	14,535	3,977	1,051
Jeongam Wind Power Co., Ltd.		2,053	299	—	(621)
Korea Power Engineering Service Co., Ltd.		9,194	2,968	25,925	2,296
Busan Green Energy Co., Ltd.		50,093	53	—	(180)
Jungbu Bio Energy Co., Ltd.		5,192	400	—	(508)
Korea Electric Vehicle Charging Service		9,577	4,412	—	(482)
Ulleungdo Natural Energy Co., Ltd.		27,113	2,262	—	(1,948)
Korea Nuclear Partners Co., Ltd.		1,002	6	—	(4)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won
2015
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	17,535	111	—	(765)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		150,157	81,056	16,335	(373)
Shuweihat Asia Power Investment B.V.		41,969	17	—	8,232
Shuweihat Asia Operation & Maintenance Company		885	—	2,318	1,666
Waterbury Lake Uranium L.P.		51,302	4	—	—
ASM-BG Investicii AD		83,766	43,359	12,328	2,833
RES Technology AD		73,261	45,684	7,539	(566)
KV Holdings, Inc.		5,025	—	—	186
KEPCO SPC Power Corporation		449,553	172,261	175,008	59,610
Canada Korea Uranium Limited Partnership		305	124	—	(19)
KEPCO Energy Resource Nigeria Limited		380,282	416,959	—	(16,309)
Gansu Datang Yumen Wind Power Co., Ltd.		98,298	58,030	7,280	(4,507)
Datang Chifeng Renewable Power Co., Ltd.		882,914	454,731	103,860	21,900
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		65,110	38,661	7,880	1,216
Rabigh Electricity Company		2,644,825	2,297,194	293,184	53,384
Rabigh Operation & Maintenance Company		18,186	9,222	22,203	2,144
Jamaica Public Service Company Limited		1,086,244	657,962	859,728	3,305
KW Nuclear Components Co., Ltd.		36,065	24,777	16,217	7,687
Busan Shinho Solar Power Co., Ltd.		51,617	36,903	7,565	1,471
GS Donghae Electric Power Co., Ltd.		1,675,986	1,086,534	—	(2,823)
Global Trade Of Power System Co., Ltd.		1,547	78	4,849	287
Expressway Solar-light Power Generation Co., Ltd.		21,154	13,913	2,981	443
KODE NOVUS 1 LLC		64,453	110,030	3,421	(59,389)
KODE NOVUS 2 LLC		22,500	45,306	1,868	(39,345)
Daejung Offshore Wind Power Co., Ltd.		6,795	78	—	(606)
Amman Asia Electric Power Company		875,590	645,998	46,940	41,880
KEPCO-ALSTOM Power Electronics Systems, Inc.		50,152	41,326	18,849	(611)
Dangjin Echo Power Co., Ltd.		136,982	945	—	(1,035)
Honam Wind Power Co., Ltd.		41,527	28,100	5,944	1,266
Nepal Water & Energy Development Company Pty Ltd.		42,644	11,136	—	(647)
Chun-cheon Energy Co., Ltd.		149,025	42,094	—	(2,389)
Yeonggwangbaeksu Wind Power Co., Ltd.		104,045	86,257	4,974	(1,956)
Nghi Son 2 Power Ltd.		771	234	—	(1,111)
Kelar S.A.		375,136	405,618	—	(3,140)
PT. Tanjung Power Indonesia		37,948	36,185	16,476	(276)
Incheon New Power Co., Ltd.		10,078	8,306	3,318	301
Seokmun Energy Co., Ltd.		184,051	184,759	—	(552)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won
2014
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	666,935	517,892	43,908	(7,310)
Korea Gas Corporation		46,772,022	37,047,686	37,273,360	447,183
Korea Electric Power Industrial Development Co., Ltd.		151,511	76,953	329,215	13,118
YTN Co., Ltd.		335,740	149,337	114,743	11,289
Cheongna Energy Co., Ltd.		443,672	384,020	47,075	(11,585)
Gangwon Wind Power Co., Ltd.		123,242	41,002	28,829	11,708
Hyundai Green Power Co., Ltd.		1,215,849	826,080	503,197	40,797
Korea Power Exchange		223,080	25,059	86,735	13,289
AMEC Partners Korea Ltd.		1,234	180	671	60
Hyundai Energy Co., Ltd.		549,560	467,245	88,001	(16,214)
Ecollite Co., Ltd.		2,467	443	—	39
Taebaek Wind Power Co., Ltd.		50,776	28,677	10,362	3,856
Muju Wind Power Co., Ltd.		10,826	—	—	(4)
Pyeongchang Wind Power Co., Ltd.		14,772	2	—	(513)
Daeryun Power Co., Ltd.		832,682	622,244	338,191	(9,213)
JinanJangsu Wind Power Co., Ltd.		308	—	—	(1)
Changjuk Wind Power Co., Ltd.		42,349	20,730	10,487	4,741
KNH Solar Co., Ltd.		28,451	21,992	4,913	1,315
SPC Power Corporation		174,917	49,131	63,969	30,959
Gemeng International Energy Co., Ltd.		5,690,748	3,727,276	1,497,330	183,604
PT. Cirebon Electric Power		985,975	828,393	266,963	23,363
KNOC Nigerian East Oil Co., Ltd.		247,785	310,719	—	(7,157)
KNOC Nigerian West Oil Co., Ltd.		150,644	208,323	—	(6,395)
Dolphin Property Limited		301	4	28	330
PT Wampu Electric Power		172,950	138,012	43,205	(5,121)
PT. Bayan Resources TBK		1,221,538	1,032,312	872,876	(119,250)
S-Power Co., Ltd.		944,442	678,431	56,822	(2,215)
Pioneer Gas Power Limited		237,922	169,289	—	96
Eurasia Energy Holdings		562	1,003	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		248,773	181,560	—	(2,326)
Busan Solar Co., Ltd.		27,512	23,202	4,489	579
Hadong Mineral Fiber Co., Ltd.		12	2	—	(1)
Green Biomass Co., Ltd.		9,378	9,745	2,062	(871)
PT. Mutiara Jawa		28,407	25,827	15	(3,114)
Samcheok Eco Material Co., Ltd.		23,831	—	—	(1,855)
Noeul Green Energy Co., Ltd.		1,045	101	—	(56)
Naepo Green Energy Co., Ltd.		118,202	5,944	1,283	(3,978)
Goseong Green Energy Co., Ltd.		27,540	789	—	(3,115)
Gangneung Eco Power Co., Ltd.		47,009	953	—	(1,756)
Shin Pyeongtaek Power Co., Ltd.		5,075	5,794	—	(819)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,422	2,632	289	111
DS POWER Co., Ltd.		417,861	296,862	44,819	(2,662)
Dongducheon Dream Power Co., Ltd.		1,516,412	1,201,566	—	615
KS Solar Corp. Ltd.		30,937	29,225	3,465	(1,149)
Yeongwol Energy Station Co., Ltd.		146,917	129,511	14,393	4,981
Jinbhuvish Power Generation Pvt. Ltd.		77,510	21,414	—	(3,817)
SE Green Energy Co., Ltd.		7,587	—	—	(255)
Daegu Photovoltaic Co., Ltd.		22,340	16,887	3,633	739
Jeongam Wind Power Co., Ltd.		241	9	—	(472)
Korea Power Engineering Service Co., Ltd.		7,410	2,809	18,859	3,171

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won
2014
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	16,424	2,747	—	(819)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		158,646	89,862	16,946	(540)
Shuweihat Asia Power Investment B.V.		33,315	2	—	12,379
Shuweihat Asia Operation & Maintenance Company		639	11	2,713	2,129
Waterbury Lake Uranium L.P.		56,797	2	—	—
ASM-BG Investicii AD		91,205	51,990	13,137	2,012
RES Technology AD		82,721	53,272	8,757	(307)
KV Holdings, Inc.		4,755	—	—	—
KEPCO SPC Power Corporation		464,305	210,956	169,615	63,005
Canada Korea Uranium Limited Partnership		35,990	132	—	(18)
KEPCO Energy Resource Nigeria Limited		378,677	399,871	—	(29,048)
Gansu Datang Yumen Wind Power Co., Ltd.		106,283	62,616	7,814	(4,399)
Datang Chifeng Renewable Power Co., Ltd.		902,645	478,805	100,712	22,849
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		70,354	44,005	8,464	1,444
Rabigh Electricity Company		2,544,622	2,325,205	284,837	57,444
Rabigh Operation & Maintenance Company		16,667	5,097	22,911	7,417
Jamaica Public Service Company Limited		1,100,431	725,307	841,390	13,183
KW Nuclear Components Co., Ltd.		25,591	19,115	9,722	4,200
Busan Shinho Solar Power Co., Ltd.		53,399	40,261	8,115	1,320
GS Donghae Electric Power Co., Ltd.		975,489	383,111	—	(1,389)
Global Trade Of Power System Co., Ltd.		1,690	509	5,037	322
Expressway Solar-light Power Generation Co., Ltd.		22,046	14,849	3,181	22
KODE NOVUS 1 LLC.		115,584	100,636	6,490	(4,648)
KODE NOVUS 2 LLC.		57,355	40,521	3,454	(3,034)
Daejung Offshore Wind Power Co., Ltd.		7,443	6	—	(849)
Amman Asia Electric Power Company		840,505	636,383	74,489	38,844
KEPCO-ALSTOM Power Electronics Systems, Inc.		24,203	15,150	18,536	(277)
Dangjin Echo Power Co., Ltd.		125,481	16,112	—	(3,710)
Honam Wind Power Co., Ltd.		41,041	28,892	4,873	1,311
Nepal Water & Energy Development Company Pty Ltd.		37,541	9,193	—	(1,228)
Chun-cheon Energy Co., Ltd.		63,481	63,509	—	(78)
Yeonggwangbaeksu Wind Power CO., Ltd.		97,043	77,298	—	(218)
Nghi Son 2 Power Ltd.		318	111	—	(536)
Kelar S.A.		222,068	221,210	—	(1,610)
PT. Tanjung Power Indonesia		19,190	17,193	5,313	(175)
Incheon New Power Co., Ltd.		9,950	8,346	1,299	57
Seokmun Energy Co., Ltd.		16,920	17,078	—	(1,379)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2015 and 2014 are as follows:

In millions of won
2015
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	167,621	47.80%	80,123	144	—	—	80,267
Korea Gas Corporation		10,056,944	21.57%	2,169,283	—	—	(66,470)	2,102,813
Korea Electric Power Industrial Development Co., Ltd.		65,495	29.00%	18,994	—	—	—	18,994
YTN Co., Ltd.		179,238	21.43%	38,411	—	(43)	(3)	38,365
Cheongna Energy Co., Ltd.		38,852	43.90%	17,056	2,584	(150)	—	19,490
Gangwon Wind Power Co., Ltd.		85,606	15.00%	12,841	—	—	49	12,890
Hyundai Green Power Co., Ltd.		391,945	29.00%	113,664	—	—	—	113,664
Korea Power Exchange		208,735	100.00%	208,735	—	—	—	208,735
AMEC Partners Korea Ltd.		1,209	19.00%	230	—	—	—	230
Hyundai Energy Co., Ltd.		52,569	46.30%	24,340	—	(1,120)	(16,230)	6,990
Ecollite Co., Ltd.		1,926	36.10%	695	—	—	(695)	—
Taebaek Wind Power Co., Ltd.		21,797	25.00%	5,449	—	(493)	—	4,956
Muju Wind Power Co., Ltd.		10,349	25.00%	2,587	—	—	—	2,587
Pyeongchang Wind Power Co., Ltd.		13,606	25.00%	3,402	—	—	—	3,402
Daeryun Power Co., Ltd.		180,648	19.45%	35,136	1,014	—	6	36,156
JinanJangsu Wind Power Co., Ltd.		306	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		22,391	30.00%	6,717	—	(574)	—	6,143
KNH Solar Co., Ltd.		7,149	27.00%	1,930	—	(6)	—	1,924
SPC Power Corporation		152,717	38.00%	58,033	—	—	—	58,033
Gemeng International Energy Co., Ltd.		2,015,833	34.00%	685,383	—	—	43,013	728,396
PT. Cirebon Electric Power		220,271	27.50%	60,574	—	—	—	60,574
KNOC Nigerian East Oil Co., Ltd.		(73,328)	14.63%	(10,728)	—	—	10,728	—
KNOC Nigerian West Oil Co., Ltd.		(69,236)	14.63%	(10,129)	—	—	10,129	—
Dolphin Property Limited		299	15.00%	45	—	—	16	61
PT Wampu Electric Power		41,224	46.00%	18,963	—	—	—	18,963
PT. Bayan Resources TBK		141,191	20.00%	28,238	498,089	—	(1,261)	525,066
S-Power Co., Ltd.		271,347	49.00%	132,960	—	(2,052)	—	130,908
Pioneer Gas Power Limited		69,928	40.00%	27,971	23,147	—	69	51,187
Eurasia Energy Holdings		(470)	40.00%	(188)	—	—	188	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		165,709	25.00%	41,427	(8,796)	(479)	(289)	31,863
Busan Solar Co., Ltd.		4,692	19.80%	929	—	(4)	—	925
Hadong Mineral Fiber Co., Ltd.		(19)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		1,321	14.00%	185	—	—	(185)	—
PT. Mutiara Jawa		(4,900)	29.00%	(1,421)	70	—	1,351	—
Samcheok Eco Material Co., Ltd.		22,384	2.67%	598	—	—	(598)	—
Noeul Green Energy Co., Ltd.		1,473	20.00%	295	—	—	—	295
Naepo Green Energy Co., Ltd.		106,983	25.00%	26,746	—	—	—	26,746
Goseong Green Energy Co., Ltd.		92,075	2.90%	2,670	—	—	—	2,670
Gangneung Eco Power Co., Ltd.		72,296	3.72%	2,689	—	—	(1)	2,688
Shin Pyeongtaek Power Co., Ltd.		(3,315)	40.00%	(1,326)	—	(1,995)	3,321	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		676	28.00%	189	—	—	—	189
DS POWER Co., Ltd.		115,733	10.91%	12,626	—	(5,940)	4,274	10,960
Dongducheon Dream Power Co., Ltd.		271,209	33.61%	91,153	—	5,398	(40,884)	55,667
KS Solar Corp. Ltd.		3,276	19.00%	622	—	(4)	—	618
Yeongwol Energy Station Co., Ltd.		12,899	10.00%	1,290	—	—	—	1,290
Jinbhuvish Power Generation Pvt. Ltd.		56,230	5.16%	2,901	5,450	—	(1)	8,350
SE Green Energy Co., Ltd.		7,484	47.76%	3,575	—	—	—	3,575
Daegu Photovoltaic Co., Ltd.		6,504	29.00%	1,886	—	—	—	1,886

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2015 and 2014 are as follows, continued:

In millions of won
2015
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
Jeongam Wind Power Co., Ltd.	~~W~~	1,754	40.00%	702	—	—	—	702
Korea Power Engineering Service Co., Ltd.		6,226	29.00%	1,805	—	—	—	1,805
Busan Green Energy Co., Ltd.		50,040	29.00%	14,512	—	—	—	14,512
Jungbu Bio Energy Co., Ltd.		4,792	18.87%	904	—	—	—	904
Korea Electric Vehicle Charging Service		5,165	28.00%	1,446	—	—	—	1,446
Ulleungdo Natural Energy Co., Ltd.		24,851	29.85%	7,418	—	—	(1)	7,417
Korea Nuclear Partners Co., Ltd.		996	29.00%	289	—	—	—	289
<Joint ventures>
KEPCO-Uhde Inc.		17,424	50.85%	8,860	—	—	(311)	8,549
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		69,101	40.00%	27,640	—	—	—	27,640
Shuweihat Asia Power Investment B.V.		41,952	49.00%	20,556	—	—	(82)	20,474
Shuweihat Asia Operation & Maintenance Company		885	55.00%	487	—	—	(1)	486
Waterbury Lake Uranium L.P.		51,298	40.00%	20,519	—	—	(220)	20,299
ASM-BG Investicii AD		40,407	50.00%	20,203	—	—	—	20,203
RES Technology AD		27,577	50.00%	13,789	—	—	—	13,789
KV Holdings, Inc.		5,025	40.00%	2,010	—	—	—	2,010
KEPCO SPC Power Corporation		277,292	75.20%	208,524	—	—	—	208,524
Canada Korea Uranium Limited Partnership		181	12.50%	23	—	—	(23)	—
KEPCO Energy Resource Nigeria Limited		(36,677)	30.00%	(11,003)	—	—	11,003	—
Gansu Datang Yumen Wind Power Co., Ltd.		40,268	40.00%	16,107	—	—	—	16,107
Datang Chifeng Renewable Power Co., Ltd.		428,183	40.00%	171,273	—	—	(49)	171,224
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,449	40.00%	10,580	—	—	—	10,580
Rabigh Electricity Company		347,631	40.00%	139,052	—	(79,646)	(38)	59,368
Rabigh Operation & Maintenance Company		8,964	40.00%	3,586	—	—	—	3,586
Jamaica Public Service Company Limited		428,282	40.00%	171,313	(72,370)	—	142,975	241,918
KW Nuclear Components Co., Ltd.		11,288	43.36%	4,895	90	—	—	4,985
Busan Shinho Solar Power Co., Ltd.		14,714	25.00%	3,678	—	—	—	3,678
GS Donghae Electric Power Co., Ltd.		589,452	34.00%	200,414	—	—	(35)	200,379
Global Trade Of Power System Co., Ltd.		1,469	29.00%	426	—	—	—	426
Expressway Solar-light Power Generation Co., Ltd.		7,241	29.00%	2,100	—	—	—	2,100
KODE NOVUS 1 LLC		(45,577)	50.00%	(22,789)	4,732	—	18,057	—
KODE NOVUS 2 LLC		(22,806)	49.00%	(11,175)	—	—	11,175	—
Daejung Offshore Wind Power Co., Ltd.		6,717	49.90%	3,352	—	—	—	3,352
Amman Asia Electric Power Company		229,592	60.00%	137,755	—	—	(87)	137,668
KEPCO-ALSTOM Power Electronics Systems, Inc.		8,826	51.00%	4,501	—	—	—	4,501
Dangjin Echo Power Co., Ltd.		136,037	34.00%	46,253	2,696	—	(668)	48,281
Honam Wind Power Co., Ltd.		13,427	29.00%	3,894	32	—	—	3,926
Nepal Water & Energy Development Company Pty Ltd.		31,508	52.77%	16,627	972	—	166	17,765
Chun-cheon Energy Co., Ltd.		106,931	29.90%	31,972	3	—	1	31,976
Yeonggwangbaeksu Wind Power Co., Ltd.		17,788	15.00%	2,668	—	—	—	2,668
Nghi Son 2 Power Ltd.		537	50.00%	268	—	—	1	269
Kelar S.A		(30,482)	65.00%	(19,814)	2,424	—	17,390	—
PT. Tanjung Power Indonesia		1,763	35.00%	617	—	—	—	617
Incheon New Power Co., Ltd.		1,772	29.00%	514	—	—	—	514
Seokmun Energy Co., Ltd.		(708)	29.00%	(205)	—	—	205	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2015 and 2014 are as follows, continued:

In millions of won
2014
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	149,043	47.80%	71,242	145	—	—	71,387
Korea Gas Corporation		9,724,336	21.57%	2,097,539	—	—	—	2,097,539
Korea Electric Power Industrial Development Co., Ltd.		74,557	29.00%	21,622	—	—	—	21,622
YTN Co., Ltd.		186,403	21.43%	39,946	—	(57)	—	39,889
Cheongna Energy Co., Ltd.		59,652	43.90%	26,187	2,584	—	—	28,771
Gangwon Wind Power Co., Ltd.		82,239	15.00%	12,336	—	—	49	12,385
Hyundai Green Power Co., Ltd.		389,768	29.00%	113,033	—	—	—	113,033
Korea Power Exchange		198,021	100.00%	198,021	—	—	—	198,021
AMEC Partners Korea Ltd.		1,054	19.00%	200	—	—	—	200
Hyundai Energy Co., Ltd.		82,315	46.30%	38,112	—	(1,162)	(1,025)	35,925
Ecollite Co., Ltd.		2,024	36.10%	731	—	—	(731)	—
Taebaek Wind Power Co., Ltd.		22,099	25.00%	5,525	—	—	—	5,525
Muju Wind Power Co., Ltd.		10,825	25.00%	2,706	—	—	—	2,706
Pyeongchang Wind Power Co., Ltd.		14,770	25.00%	3,693	—	—	—	3,693
Daeryun Power Co., Ltd.		210,438	19.45%	40,930	1,014	—	7	41,951
JinanJangsu Wind Power Co., Ltd.		308	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		21,619	30.00%	6,486	—	—	—	6,486
KNH Solar Co., Ltd.		6,459	27.00%	1,744	—	—	—	1,744
SPC Power Corporation		125,787	38.00%	47,799	—	—	—	47,799
Gemeng International Energy Co., Ltd.		1,963,472	34.00%	667,579	—	—	(1)	667,578
PT. Cirebon Electric Power		157,582	27.50%	43,335	—	—	—	43,335
KNOC Nigerian East Oil Co., Ltd.		(62,934)	14.63%	(9,207)	—	—	9,207	—
KNOC Nigerian West Oil Co., Ltd.		(57,679)	14.63%	(8,438)	—	—	8,438	—
Dolphin Property Limited		297	15.00%	45	—	—	16	61
PT Wampu Electric Power		34,938	46.00%	16,071	—	—	—	16,071
PT. Bayan Resources TBK		189,227	20.00%	37,845	502,166	—	—	540,011
S-Power Co., Ltd.		266,011	40.00%	106,405	—	(2,161)	—	104,244
Pioneer Gas Power Limited		68,632	40.00%	27,453	23,147	—	68	50,668
Eurasia Energy Holdings		(441)	40.00%	(176)	—	—	176	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		67,214	25.00%	16,803	5,971	(333)	(289)	22,152
Busan Solar Co., Ltd.		4,311	19.80%	853	—	—	—	853
Hadong Mineral Fiber Co., Ltd.		10	25.00%	3	—	—	—	3
Green Biomass Co., Ltd.		(367)	34.00%	(125)	—	—	125	—
PT. Mutiara Jawa		2,581	29.00%	748	70	—	—	818
Samcheok Eco Material Co., Ltd.		23,831	2.67%	636	—	—	(424)	212
Noeul Green Energy Co., Ltd.		944	20.00%	189	—	—	—	189
Naepo Green Energy Co., Ltd.		112,258	25.00%	28,064	—	—	—	28,064
Goseong Green Energy Co., Ltd.		26,751	9.67%	2,587	—	—	(1)	2,586
Gangneung Eco Power Co., Ltd.		46,055	6.04%	2,782	—	—	1	2,783
Shin Pyeongtaek Power Co., Ltd.		(719)	40.00%	(288)	—	—	288	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		790	28.00%	221	—	—	—	221
DS POWER Co., Ltd.		121,000	10.91%	13,201	—	2,441	—	15,642
Dongducheon Dream Power Co., Ltd.		314,845	33.61%	105,820	—	(5,275)	—	100,545
KS Solar Corp. Ltd.		1,712	19.00%	325	—	—	—	325
Yeongwol Energy Station Co., Ltd.		17,406	10.00%	1,741	—	—	—	1,741
Jinbhuvish Power Generation Pvt. Ltd.		56,096	5.16%	2,895	5,449	—	—	8,344
SE Green Energy Co., Ltd.		7,587	47.76%	3,623	—	—	—	3,623
Daegu Photovoltaic Co., Ltd.		5,453	29.00%	1,581	—	—	—	1,581
Jeongam Wind Power Co., Ltd.		233	40.00%	93	—	—	—	93
Korea Power Engineering Service Co., Ltd.		4,601	29.00%	1,334	—	—	—	1,334

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2015 and 2014 are as follows, continued:

In millions of won
2014
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	13,677	64.02%	8,756	—	—	286	9,042
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		68,785	40.00%	27,514	—	—	—	27,514
Shuweihat Asia Power Investment B.V.		33,312	49.00%	16,323	—	—	(82)	16,241
Shuweihat Asia Operation & Maintenance Company		628	55.00%	346	—	—	(1)	345
Waterbury Lake Uranium L.P.		56,796	40.00%	22,718	—	—	(708)	22,010
ASM-BG Investicii AD		39,215	50.00%	19,608	—	—	—	19,608
RES Technology AD		29,449	50.00%	14,725	—	—	—	14,725
KV Holdings, Inc.		4,755	40.00%	1,902	—	—	—	1,902
KEPCO SPC Power Corporation		253,349	75.20%	190,519	—	—	—	190,519
Canada Korea Uranium Limited Partnership		35,858	12.50%	4,482	—	—	(4,482)	—
KEPCO Energy Resource Nigeria Limited		(21,195)	30.00%	(6,358)	—	—	6,358	—
Gansu Datang Yumen Wind Power Co., Ltd.		43,667	40.00%	17,467	—	—	—	17,467
Datang Chifeng Renewable Power Co., Ltd.		423,839	40.00%	169,536	—	—	(40)	169,496
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,349	40.00%	10,539	—	—	—	10,539
Rabigh Electricity Company		219,417	40.00%	87,767	—	(79,646)	—	8,121
Rabigh Operation & Maintenance Company		11,570	40.00%	4,628	—	—	—	4,628
Jamaica Public Service Company Limited		375,124	40.00%	150,050	130,726	—	(53,884)	226,892
KW Nuclear Components Co., Ltd.		6,477	43.36%	2,808	91	—	—	2,899
Busan Shinho Solar Power Co., Ltd.		13,138	25.00%	3,284	—	—	—	3,284
GS Donghae Electric Power Co., Ltd.		592,379	34.00%	201,409	—	—	—	201,409
Global Trade Of Power System Co., Ltd.		1,181	29.00%	343	—	—	—	343
Expressway Solar-light Power Generation Co., Ltd.		7,197	29.00%	2,087	—	—	—	2,087
KODE NOVUS 1 LLC.		14,949	50.00%	7,474	4,733	—	—	12,207
KODE NOVUS 2 LLC.		16,833	49.00%	8,248	—	—	—	8,248
Daejung Offshore Wind Power Co., Ltd.		7,437	49.90%	3,711	—	—	—	3,711
Amman Asia Electric Power Company		204,122	60.00%	122,473	—	—	(82)	122,391
KEPCO-ALSTOM Power Electronics Systems, Inc.		9,052	51.00%	4,617	—	—	—	4,617
Dangjin Echo Power Co., Ltd.		109,369	33.10%	36,201	1,636	—	—	37,837
Honam Wind Power Co., Ltd.		12,149	29.00%	3,523	32	—	—	3,555
Nepal Water & Energy Development Company Pty Ltd.		28,348	59.62%	16,900	972	—	—	17,872
Chun-cheon Energy Co., Ltd.		(28)	29.90%	(8)	—	—	8	—
Yeonggwangbaeksu Wind Power Co., Ltd.		19,745	15.00%	2,962	—	—	—	2,962
Nghi Son 2 Power Ltd.		206	50.00%	103	—	—	(1)	102
Kelar S.A		858	65.00%	558	2,424	—	174	3,156
PT. Tanjung Power Indonesia		1,996	35.00%	699	—	—	1	700
Incheon New Power Co., Ltd.		1,604	29.00%	465	—	—	—	465
Seokmun Energy Co., Ltd.		(158)	34.00%	(54)	—	—	54	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of December 31, 2015 and 2014, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	2015			2014
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Green Biomass Co., Ltd.	~~W~~	(125)	—	125	125
Shin Pyeongtaek Power Co., Ltd.		1,038	1,326	288	288
KEPCO Energy Resource Nigeria Limited		4,645	11,003	6,358	6,358
Chun-cheon Energy Co., Ltd.		(8)	—	8	8
Seokmun Energy Co., Ltd.		152	205	54	54
Kelar S.A		17,389	17,389	—	—
Hadong Mineral Fiber Co., Ltd.		5	5	—	—
PT. Mutiara Jawa		1,351	1,351	—	—
Eurasia Energy Holdings		188	188	—	—

(7)	As of December 31, 2015, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Company provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

As of December 31, 2015, Hyundai Energy Co., Ltd., an associate of the Company, which engages in the integrated energy business, entered into a project financing loan agreement with a limit of ~~W~~450 billion with Korea Development Bank and others, and the Company guaranteed to create a certain amount of sales profit.

Related to the above project financing, NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) has entered into an agreement with Boim Energy Co., Ltd. to acquire shares in Hyundai Energy Co., Ltd. held by Boim Energy Co., Ltd. The Company had placed guarantees for a fixed return on the investment to the financial institutions and had obtained the rights to acquire the investment securities in return preferentially.

In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Company. Also, if dividends to shareholders’ exceed annual revenue, the excessive amount shall be evenly distributed to Boim Energy Co., Ltd. and the Company.

(iii)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2015, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows, continued:

(v)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders, except for financial investors, decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vi)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(vii)	Dongducheon Dream Power Co., Ltd.

In any event, financial investors decide to dispose of their shares in Dongducheon Dream Power Co., Ltd. within 1 year from the maturity date of subordinated loans, Dongducheon Dream Power Co., Ltd. is obligated to acquire those shares at the specified price.

(viii)	DS Power Co., Ltd.

The Company has a right to sell all shares and bonds of DS POWER Co., Ltd. to Daesung Industrial Co., Ltd. and Daesung Industrial Co., Ltd. or an authoritative person appointed by Daesung Industrial Co., Ltd.

(ix)	Samcheok Eco Material Co., Ltd.

The Company has the rights to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks.

(x)	Seokmun Energy Co., Ltd.

The Company has an obligation to invest an additional ~~W~~15 billion in Seokmun Energy Co., Ltd. The obligation may be conducted through acquisition of new shares, converted shares or convertible bonds.

(xi)	Chun-cheon Energy Co., Ltd.

The Company has an obligation to acquire the converted shares up to un-invested balance when Chun-cheon Energy Co., Ltd. fails to repay the convertible bonds on the maturity date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on its abilities to associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions
KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd. Dolphin Property Limited	The Company has stopped its operation in Nigeria due to an ongoing litigation and payment or retrieval of investments, loans and advances are restricted until the legal dispute is resolved.
Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied or prior written consent of a financial institution is obtained.
Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied or prior written consent of a financial institution is obtained.
Busan Solar Co., Ltd.	Dividends cannot be declared or paid without the prior written consent of an agency, Consus Asset Management Co., Ltd. based on the loan agreement until the principal of a loan is paid off in full.
Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.
Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied or prior written consent of a financial institution is obtained.
Daegu Green Power Co., Ltd.	Only if the condition satisfies the terms of the loan agreements signed by financial institutions, the investors of subordinated credit facility loans can receive payments of principal and interest and dividend. KEB Hana Bank, the deputy, permits the amount of the payments and dividend.
KS Solar Corp. Ltd.	Dividends can only be paid to shareholders when all conditions of a loan agreement are satisfied.
KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.
DS Power Co., Ltd.	Shares cannot be wholly or partially transferred, except as permitted by the agreement.
Hyundai Green Power Co., Ltd.

After 15 years from the completion date of facility which is financed by financial investor’s equity investment, the financial investor and the consolidated entity have appraisal right against Hyundai Steel Company (the “Operating investor”) and the Operating investor can also claim against the financial investor to sell their shares.

After 5 years from the completion date of additional facility, the Operating investor has appraisal right against the consolidated entity and the financial investor when self-generating electricity is more profitable to Hyundai Steel Company’s cash flow rather than this business

After 5 years from the completion date of the additional facility, if there exists an agreement among those relevant parties, the Operating investor may claim to dispose the entire shares of the consolidated entity and the shares owned by financial investor to the Operating investor or to the third parties which designated by the Operating investor.

After 25 years from the completion date or when operation of electricity generation business by Hyundai Green Power Co., Ltd. is no longer feasible, the Operating investor may claim to dispose the entire the shares of the consolidated entity and shares owned by financial investor to the Operating investor or to third parties which are designated by the Operating investor.

After 5 years from the completion date of additional facility, if there is no agreement reached within 60 days, even if price of fuel supply fluctuates due to statutory or other force majeure reasons so that Hyundai Green Power Co., Ltd. would face excessive gain or loss, the Operating investor (consolidated entity and financial investor) may claim against the consolidated entity and the financial investor (Operating investor) to dispose (acquire) the entire shares.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	~~W~~	12,396,460	(3,147)	—	—	12,393,313
Buildings		14,936,722	(63,932)	(5,259,436)	(854)	9,612,500
Structures		58,251,296	(193,119)	(17,991,950)	(1,184)	40,065,043
Machinery		57,143,211	(108,935)	(20,242,232)	(36,230)	36,755,814
Ships		4,930	—	(4,144)	—	786
Vehicles		227,733	(29)	(167,261)	—	60,443
Equipment		1,134,376	(1,026)	(823,805)	—	309,545
Tools		836,131	(691)	(675,501)	—	159,939
Construction-in-progress		35,305,133	(139,898)	—	(38,107)	35,127,128
Finance lease assets		2,389,985	—	(1,878,476)	—	511,509
Asset retirement costs		6,888,547	—	(2,782,460)	—	4,106,087
Others		9,438,381	—	(7,179,137)	—	2,259,244

	~~W~~	198,952,905	(510,777)	(57,004,402)	(76,375)	141,361,351

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

In millions of won	2014
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	~~W~~	12,238,488	(3,103)	—	—	12,235,385
Buildings		13,631,985	(67,700)	(4,652,109)	(853)	8,911,323
Structures		54,734,376	(196,871)	(16,078,416)	(1,183)	38,457,906
Machinery		52,242,176	(108,750)	(16,735,238)	(46,230)	35,351,958
Ships		5,015	—	(3,930)	—	1,085
Vehicles		208,337	(76)	(157,761)	—	50,500
Equipment		965,806	(1,002)	(754,159)	—	210,645
Tools		776,321	(862)	(623,544)	—	151,915
Construction-in-progress		32,417,619	(123,938)	—	(38,107)	32,255,574
Finance lease assets		2,385,251	—	(1,772,856)	—	612,395
Asset retirement costs		7,849,712	—	(2,495,285)	—	5,354,427
Others		8,599,484	—	(6,380,098)	—	2,219,386

	~~W~~	186,054,570	(502,302)	(49,653,396)	(86,373)	135,812,499

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*1)	Others (*2)	Ending balance
Land	~~W~~	12,238,488	9,370	(192,496)	—	—	341,098	12,396,460
(Government grants)		(3,103)	—	—	—	—	(44)	(3,147)
Buildings		8,979,023	12,466	(42,889)	(633,770)	—	1,361,602	9,676,432
(Government grants)		(67,700)	—	—	5,064	—	(1,296)	(63,932)
Structures		38,654,777	1,787	(181,914)	(2,120,749)	—	3,904,261	40,258,162
(Government grants)		(196,871)	—	1,816	9,178	—	(7,242)	(193,119)
Machinery		35,460,708	430,524	(250,915)	(3,880,076)	(1,205)	5,105,713	36,864,749
(Government grants)		(108,750)	—	1,101	11,133	—	(12,419)	(108,935)
Ships		1,085	—	—	(299)	—	—	786
Vehicles		50,576	5,449	(27)	(22,175)	—	26,649	60,472
(Government grants)		(76)	—	1	47	—	(1)	(29)
Equipment		211,647	56,004	(230)	(103,889)	—	147,039	310,571
(Government grants)		(1,002)	—	—	469	—	(493)	(1,026)
Tools		152,777	25,940	(90)	(67,482)	—	49,485	160,630
(Government grants)		(862)	—	—	268	—	(97)	(691)
Construction-in-progress		32,379,512	13,508,590	(13,658)	—	(29,139)	(10,578,279)	35,267,026
(Government grants)		(123,938)	(27,239)	—	—	—	11,279	(139,898)
Finance lease assets		612,395	1,560	(3,959)	(110,162)	—	11,675	511,509
Asset retirement costs		5,354,427	—	—	(551,461)	—	(696,879)	4,106,087
Others		2,219,386	25,436	(98)	(804,545)	—	819,065	2,259,244

	~~W~~	135,812,499	14,049,887	(683,358)	(8,268,449)	(30,344)	481,116	141,361,351

(*1)	Korea South-East Power Co., Ltd. and Korea East-West Power Co., Ltd., 100% owned subsidiaries, have determined that there is an impairment indicator and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the statements of comprehensive income.
(*2)	‘Others’ includes ~~W~~23,273 million of assets held for sale (note 42) comprising land and buildings and the amount is ~~W~~2,907 million and ~~W~~20,366 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won	2014
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*1)	Others (*2)	Ending balance
Land	~~W~~	13,784,026	69,926	(32,912)	—	—	(1,582,552)	12,238,488
(Government grants)		(3,137)	—	63	—	—	(29)	(3,103)
Buildings		8,549,697	32,000	(10,706)	(590,298)	—	998,330	8,979,023
(Government grants)		(45,396)	—	200	5,040	—	(27,544)	(67,700)
Structures		37,819,108	3,184	(414,659)	(2,030,010)	—	3,277,154	38,654,777
(Government grants)		(193,190)	—	2,018	8,921	—	(14,620)	(196,871)
Machinery		33,729,539	271,073	(207,070)	(3,633,815)	—	5,300,981	35,460,708
(Government grants)		(101,808)	—	423	10,102	—	(17,467)	(108,750)
Ships		1,422	—	—	(342)	—	5	1,085
Vehicles		45,719	2,295	(25)	(21,096)	—	23,683	50,576
(Government grants)		(83)	—	—	47	—	(40)	(76)
Equipment		187,158	56,214	(171)	(85,612)	—	54,058	211,647
(Government grants)		(708)	—	—	376	—	(670)	(1,002)
Tools		139,665	30,806	(1,642)	(61,113)	—	45,061	152,777
(Government grants)		(313)	—	55	144	—	(748)	(862)
Construction-in-progress		27,452,029	14,112,746	(1,078)	—	(38,107)	(9,146,078)	32,379,512
(Government grants)		(117,725)	(42,150)	—	—	—	35,937	(123,938)
Finance lease assets		735,185	—	(348)	(122,088)	—	(354)	612,395
Asset retirement costs		5,654,596	—	—	(573,497)	—	273,328	5,354,427
Others		2,001,812	11,405	(53)	(702,985)	—	909,207	2,219,386

	~~W~~	129,637,596	14,547,499	(665,905)	(7,796,226)	(38,107)	127,642	135,812,499

(*1)	Garolim Tidal Power Plant Co., Ltd. (“GTPP”), a 49% owned subsidiary, has not yet started its operation and it is not expected to operate based on the results of the business feasibility study. The Company has considered this to be an impairment indicator and performed an impairment test over the individual assets of GTPP. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the statements of comprehensive income.
(*2)	‘Others’ includes ~~W~~2,090,810 million of assets held for sale (note 42) comprising land, buildings, and structures and the amount is ~~W~~2,021,445 million, ~~W~~69,363 million, and ~~W~~2 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

19.	Investment Properties

(1)	Investment properties as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	253,960	—	—	253,960
Buildings		27,655	(13)	(11,692)	15,950

	~~W~~	281,615	(13)	(11,692)	269,910

In millions of won	2014
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	301,483	—	—	301,483
Buildings		26,168	(10)	(10,377)	15,781

	~~W~~	327,651	(10)	(10,377)	317,264

(2)	Changes in investment properties for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	301,483	—	(47,523)	253,960
Buildings		15,791	(669)	841	15,963
(Government grants)		(10)	—	(3)	(13)

	~~W~~	317,264	(669)	(46,685)	269,910

In millions of won	2014
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	516,440	—	(214,957)	301,483
Buildings		21,899	(824)	(5,284)	15,791
(Government grants)		(12)	4	(2)	(10)

	~~W~~	538,327	(820)	(220,243)	317,264

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Rental income	~~W~~	10,931	10,986
Operating and maintenance expenses related to rental income		(669)	(820)

	~~W~~	10,262	10,166

(4)	Fair value of investment properties as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Book value		Fair value	Book value	Fair value
Land	~~W~~	253,960	284,423	301,483	342,809
Buildings		15,950	18,263	15,781	16,523

	~~W~~	269,910	302,686	317,264	359,332

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the K-IFRS transition date.

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in balance of construction service contracts for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Beginning balance		Increase and decrease (*)	Recognized revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	17,081,074	(1,011,031)	(3,761,204)	12,308,839

(*)	For the year ended December 31, 2015, the increased balance of contracts from new orders and other is ~~W~~412,617 million and the decreased balance of contracts from changes in size of construction is ~~W~~1,423,648 million.

In millions of won	2014
	Beginning Balance		Increase and decrease (*)	Recognized revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	19,333,416	712,843	(2,965,185)	17,081,074

(*)	For the year ended December 31, 2014, the increased balance of contracts from new orders and other is ~~W~~831,159 million and the decreased balance of contracts from changes in size of construction is ~~W~~118,316 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Company’s construction as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	12,224,934	11,573,516	651,418	—

In millions of won	2014
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	8,750,886	8,261,084	489,802	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	55,317	893,992	149,876	935,832

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	389,220	(699)	(331,334)	—	57,187
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		34,178	—	(12,303)	—	21,875
Mining rights		508,392	—	(8,855)	—	499,537
Development expenditures		751,784	(6,835)	(699,977)	—	44,972
Intangible assets under development		94,886	(10,483)	—	—	84,403
Usage rights of donated assets and other		375,275	(32)	(326,684)	—	48,559
Leasehold rights		19,112	—	(18,367)	—	745
Greenhouse gas emissions rights		805	—	—	—	805
Others		189,941	(1)	(80,067)	(12,124)	97,749

	~~W~~	2,366,991	(18,050)	(1,480,985)	(12,124)	855,832

In millions of won	2014
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	354,443	(488)	(301,887)	—	52,068
Licenses and franchises		3,398	—	(3,344)	—	54
Copyrights, patents rights and other industrial rights		31,929	—	(9,252)	—	22,677
Mining rights		510,869	—	(6,655)	—	504,214
Development expenditures		730,401	(8,183)	(674,544)	—	47,674
Intangible assets under development		74,909	(10,692)	—	—	64,217
Usage rights of donated assets and other		375,275	(43)	(317,588)	—	57,644
Leasehold rights		19,112	—	(18,333)	—	779
Others		156,503	(1)	(72,180)	(12,589)	71,733

	~~W~~	2,256,839	(19,407)	(1,403,783)	(12,589)	821,060

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	52,556	10,477	(2)	(29,795)	187	24,463	57,886
(Government grants)		(488)	—	—	177	—	(388)	(699)
Licenses and franchises		54	—	—	(54)	—	—	—
Copyrights, patents rights and other industrial rights		22,677	129	(2)	(2,866)	—	1,937	21,875
Mining rights		504,214	23,151	—	(228)	—	(27,600)	499,537
Development expenditures		55,857	8,096	(5)	(24,862)	—	12,721	51,807
(Government grants)		(8,183)	—	—	2,937	—	(1,589)	(6,835)
Intangible assets under development		74,909	40,300	—	—	(22)	(20,301)	94,886
(Government grants)		(10,692)	(1,884)	—	—	—	2,093	(10,483)
Usage rights of donated assets and other		57,687	—	—	(9,096)	—	—	48,591
(Government grants)		(43)	—	—	11	—	—	(32)
Leasehold rights		779	—	—	(34)	—	—	745
Greenhouse gas emissions rights		—	805	—	—	—	—	805
Others		71,734	6,872	(443)	(8,456)	88	27,955	97,750
(Government grants)		(1)	—	—	—	—	—	(1)

	~~W~~	821,060	87,946	(452)	(72,266)	253	19,291	855,832

In millions of won	2014
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	65,751	7,135	—	(32,423)	—	12,093	52,556
(Government grants)		(430)	—	—	154	—	(212)	(488)
Licenses and franchises		208	—	—	(154)	—	—	54
Copyrights, patents rights and other industrial rights		24,953	451	—	(2,965)	—	238	22,677
Mining rights		470,558	28,472	—	(1,945)	—	7,129	504,214
Development expenditures		76,154	47	(1,810)	(28,555)	—	10,021	55,857
(Government grants)		(11,705)	—	—	4,125	—	(603)	(8,183)
Intangible assets under development		52,050	33,202	(170)	—	(11)	(10,162)	74,909
(Government grants)		(7,792)	(3,597)	170	—	—	527	(10,692)
Usage rights of donated assets and other		64,710	—	—	(8,875)	—	1,852	57,687
(Government grants)		(53)	—	—	10	—	—	(43)
Leasehold rights		812	—	—	(33)	—	—	779
Others		75,449	2,914	(5)	(5,752)	(31)	(841)	71,734
(Government grants)		(1)	—	—	—	—	—	(1)

	~~W~~	810,664	68,624	(1,815)	(76,413)	(42)	20,042	821,060

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant intangible assets as of December 31, 2015 and 2014 are as follows:

In millions of won and thousands of Australian dollars
2015
Type	Description	Currency	Amount	Remaining useful years
Software	ERP system and others	KRW	1,293	2 months ~ 2 years and 11 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,750	6 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	2,104	1 years and 6 months
	Development of maintenance system for utility plant	KRW	1,084	1 years and 11 months
Intangible assets under	Contributions to APR NRC DC	KRW	29,148	—
development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	9,871	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	2,793	1 years and 10 months
	Dangjin power plant load facility usage right	KRW	33,055	5 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	2,297	3 years and 5 months
	Sillim electricity supply facility usage right	KRW	2,642	5 years and 11 months

(*) Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

In millions of won and thousands of Australian dollars
2014
Type	Description	Currency	Amount	Remaining useful years
Software	ERP system and others	KRW	6,583	6 months ~ 1 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	7,750	7 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	5,381	2 years and 6 months
	Development of maintenance system for utility plant	KRW	1,649	2 years and 11 months
Intangible assets under	Contributions to APR NRC DC	KRW	18,252	—
development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	8,396	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	4,316	2 years and 10 months
	Dangjin power plant load facility usage right	KRW	39,352	6 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	2,969	4 years and 5 months
	Sillim electricity supply facility usage right	KRW	3,089	6 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.
(4)	For the years ended December 31, 2015 and 2014, the Company recognized research and development expenses of ~~W~~610,500 million and ~~W~~545,735 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

22.	Trade and Other Payables

Trade and other payables as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	1,957,647	—	3,123,341	—
Other trade payables		1,379,035	3,048,299	1,600,102	3,017,428
Accrued expenses		1,082,880	2,373	1,126,357	2,411
Leasehold deposits received		2,451	—	2,020	—
Other deposits received		195,237	105,105	166,143	96,531
Finance lease liabilities		116,885	542,509	109,374	660,061
Dividends payable		1,562	—	1,267	—
Others (*)		—	20,149	—	30,304

	~~W~~	4,735,697	3,718,435	6,128,604	3,806,735

(*)	Details of others as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	20,149	—	30,304

	~~W~~	—	20,149	—	30,304

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Current liabilities
Short-term borrowings	~~W~~	603,673	658,778
Current portion of long-term borrowings		541,307	455,484
Current portion of debt securities		6,704,602	5,994,205
Less : Current portion of discount on long-term borrowings		(953)	(908)
Less : Current portion of discount on debt securities		(1,676)	(2,807)

		7,846,953	7,104,752

Non-current liabilities
Long-term borrowings		1,951,119	3,490,700
Debt securities		49,077,131	52,359,905
Less : Discount on long-term borrowings		(18,860)	(15,494)
Less : Discount on debt securities		(103,067)	(115,807)
Add : Premium on debt securities		223	271

		50,906,546	55,719,575

	~~W~~	58,753,499	62,824,327

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2015 and 2014 are as follows:

In millions of won
2015
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	1,144,980	6,704,602
1~ 5 years		860,351	27,725,651
Over 5 years		1,090,768	21,351,480

	~~W~~	3,096,099	55,781,733

In millions of won
2014
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	1,114,262	5,994,205
1~ 5 years		2,259,172	27,748,466
Over 5 years		1,231,528	24,611,439

	~~W~~	4,604,962	58,354,110

(3)	Short-term borrowings as of December 31, 2015 and 2014 are as follows:

In millions of won and thousands of U.S. dollars
2015
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	Woori Investment Bank and others	1.8~2.46	2016.01.04~ 2016.09.13	—	~~W~~	559,530
Foreign short-term borrowings	ING and others	6.50	2016.12.03	USD 2,163		2,535
Foreign short-term borrowings	Citi Bank and others	3M Libor+0.35	2016.03.22	USD 12,265		14,375
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2016.02.25	—		27,233

					~~W~~	603,673

In millions of won and thousands of U.S. dollars
2014
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	KTB Investment Bank	2.12	2015.01.02	—	~~W~~	310,000
Local commercial paper	Shinhan Bank and others	2.12~2.20	2015.01.26	—		310,000
Foreign short-term borrowings	Mizuho Bank and others	0.47~6.50	2015.01.02~ 2015.12.03	USD 16,366		17,990
Local bank overdraft	Woori Bank	Standard overdraft rate+1.27	2015.02.25	—		20,788

					~~W~~	658,778

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2015 and 2014 are as follows:

In millions of won and thousands of foreign currencies
2015
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	~~W~~	6,418
	Facility	2.67~4.60	2023~2028	—		52,437
	Facility	3yr KTB rate-1.25	2027	—		9,000
	Facility	1yr KoFC bond rate +0.31	2018	—		200,000
	Operating funds	2.75	2018	—		12,000
KEB Hana Bank	Commercial Paper	3M CD+0.03~0.54	2016~2017	—		500,000
	Facility	3yr KTB rate-1.25	2021~2028	—		10,363
	Facility	4.60	2028	—		18,411
	Energy rationalization	3yr KTB rate-1.25	2019	—		650
	Energy rationalization	3.20~3.70	2021~2022	—		3,835
Korea Industrial Bank	PF Refinancing	CD+1.25	2030	—		22,500
	Others	3yr KTB rate-1.25	2016	—		4,000
Export-Import Bank of Korea	Project loans	2.00	2026	—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate-2.25	2022~2027	—		44,674
	Facility	3yr KTB rate-2.25	2023~2024	—		4,400
	Project loans	—	2022~2027	—		8,677
	Others	3yr KTB rate-2.25	2024~2025	—		13,057
Shinhan Bank and others	Collateral borrowing	2.22	2017	—		30,000
	Facility	3yr AA- CB rate +1.10	2028	—		27,617
Operating funds		2.70~3.35	2017~2018	—		25,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023	—		25,300
Others	Facility	4.60~5.80	2025~2028	—		144,359
	Facility	3yr AA- CB rate +1.10	2028	—		18,411
	PF Refinancing	4.10	2030	—		62,500
	Others	—	2020~2036	—		45,847
	Others	—	2028	—		7,250

						1,327,641

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,744		10,248
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+ 2.75~3.70	2027	JOD 188,580		312,104
Commercial loan and others		3M Libor+1.50~2.50	2030~2033	USD 312,601		366,368
	PF Loan	6M Libor+2.50~2.70	2032	USD 64,389		75,464
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 34,924		40,931
	Shareholder’s loan	8.00	2031	JOD 7,128		11,797
PT PJB and others	Shareholder’s loan	12.75	2017	IDR 22,346,550		1,899
HSBC and others	Syndicated loan	3M Libor+0.30~0.50	2017~2019	USD 31,774		37,239
IFC and others	Others	6M Libor+5.00	2031	PKR 5,891,200		65,805
Others	Others	3M Libor+0.65	2017	USD 199,269		233,543
	Others	—	2019	USD 8,010		9,387

						1,164,785

						2,492,426

Less : Discount of long-term borrowings						(19,813)
Less : Current portion of long-term borrowings						(541,307)
Add : Current portion of discount of long-term borrowings						953

					~~W~~	1,932,259

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

23. Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2015 and 2014 are as follows, continued:

In millions of won and thousands of foreign currencies
2014
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2015~2044	—	~~W~~	7,178
	Facility	4.60	2028	—		43,600
	Facility	3yr KTB rate-1.25	2027	—		9,000
	Facility	1yr KoFC bond rate+ 0.20~0.31	2018~2019	—		1,500,000
KEB Hana Bank	Commercial Paper	3M CD+0.03~0.54	2015~2017	—		900,000
	Facility	3yr KTB rate-1.25	2021~2028	—		11,071
	Facility	4.60	2028	—		20,000
	Energy rationalization	3yr KTB rate-1.25	2019	—		850
	Energy rationalization	3.20~3.70	2016	—		3,835
Korea Industrial Bank	Others	3yr KTB rate-1.25	2016	—		8,000
KEB Hana Bank	PF Refinancing	CD+1.70	2026	—		21,613
	PF Refinancing	4.80	2026	—		11,992
Export-Import Bank of Korea	Project loans	2.00	2026	—		33,881
Korea Resources Corporation	Development of power resources	3yr KTB rate-2.25	2022~2027	—		48,167
	Facility	3yr KTB rate-2.25	2023~2024	—		4,958
	Project loans	—	2022~2027	—		8,677
	Others	3yr KTB rate-2.25	2024~2025	—		13,661
Shinhan Bank and others	Facility	3yr AA- CB rate+ 1.10	2028	—		30,000
	Operating	3.35	2017	—		10,000
Woori Bank	PF Refinancing	CD+1.70	2023~2026	—		21,613
	PF Refinancing	4.80	2026	—		11,991
Kookmin Bank	Facility	MOR+0.62	2017	—		6,600
Others	Facility	4.60~5.80	2025~2028	—		157,320
	Facility	3yr AA- CB rate+ 1.10	2028	—		20,000
	PF Refinancing	4.80	2026	—		17,267
	PF Refinancing	CD+1.70	2026	—		523
	Others	—	—	—		38,981
	Others	—	2028	—		7,250

						2,968,028

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,784		9,656
Export-Import Bank	Direct loan and others	3M Libor+2.60~3.70	2027	JOD 197,907		307,324
of Korea and others	Commercial loan and others	3M Libor+1.50~2.50	2015~2033	USD 308,697		339,320
SCNT and others	Shareholder’s loan	6.50~8.00	2033~2034	USD 35,165		38,654
	Shareholder’s loan	8.00	2031	JOD 8,498		13,197
PT PJB and others	Shareholder’s loan	12.75	2017	IDR 22,307,699		1,970
HSBC and others	Syndicated loan	3M Libor+0.27~1.50	2017~2019	USD 52,949		58,201
Others	Others	3M Libor+0.95	2016	USD 180,893		198,838
	Others	—	2019	USD 10,004		10,996

						978,156

						3,946,184

Less : Discount of long-term borrowings						(16,402)
Less : Current portion of long-term borrowings						(455,484)
Add : Current portion of discount of long-term borrowings						908

					~~W~~	3,475,206

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2015 and 2014 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	2015		2014
Electricity Bonds (*)	2009.02.06~2014.08.27	2016.01.27~2033.08.06	2.73~5.80	~~W~~	22,960,000	25,820,000
Electricity Bonds	2012.05.29~2013.06.25	2016.05.29~2018.06.25	3M CD+0.25~0.32		910,000	1,160,000
Corporate Bonds	2009.05.04~2015.11.11	2016.03.13~2040.12.10	1.90~5.84		20,710,010	19,570,010

					44,580,010	46,550,010

Less : Discount on local debt securities					(40,228)	(43,517)
Less : Current portion of local debt securities					(5,730,000)	(4,400,000)
Add : Current portion of discount on local debt securities					1,187	611

				~~W~~	38,810,969	42,107,104

(*)	Electricity Bonds 885 (~~W~~40,000 million) can be redeemed every April 28 after three years from its issue date, April 28, 2014.

(6)	Foreign debt securities as of December 31, 2015 and 2014 are as follows:

In millions of won and thousands of foreign currencies
2015
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96(*1)	1996.04.01~1996.12.06	2026.12.06~2096.04.01	6.00~8.37	USD 249,136	~~W~~	291,990
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		368,848
FY-04(*2)	2004.04.23	2034.04.23	5.13	USD 286,920		336,270
FY-06	2006.03.14~2006.09.29	2016.03.14~2016.09.29	5.50~6.00	USD 650,000		761,800
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		194,401
FY-11	2011.07.13~2011.07.29	2017.01.30~2021.07.13	3.63~4.75	USD 800,000		937,600
FY-12	2012.05.10~2012.09.19	2017.05.10~2022.09.19	2.50~3.13	USD 1,750,000		2,051,000
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD 1,900,000		2,226,800
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF 400,000		474,156
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		277,258
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD 500,000		586,000
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD 1,500,000		1,758,000
FY-14	2014.01.28~2014.07.31	2017.01.28~2017.07.31	3M Libor+0.55~1.05	USD 500,000		586,000
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		351,600

						11,201,723

Less : Discount on foreign debt securities						(64,515)
Add : Premium on debt securities						223
Less : Current portion of foreign debt securities						(974,602)
Add : Current portion of discount on foreign debt securities						489

					~~W~~	10,163,318

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2015 and 2014 are as follows, continued:

In millions of won and thousands of foreign currencies
2014
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96(*1)	1996.04.01~1996.12.06	2026.12.06~2096.04.01	6.00~8.37	USD 249,470	~~W~~	274,217
FY-97	1997.01.31~1997.08.04	2027.01.31~2027.08.04	6.75~7.00	USD 314,717		345,937
FY-04(*2)	2004.04.21	2034.04.21	5.13	USD 286,920		315,382
FY-06	2006.03.14~2006.09.29	2016.03.14~2016.09.29	5.50~6.00	USD 650,000		714,480
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		184,028
FY-10	2010.09.16~2010.10.05	2015.09.16~2015.10.05	3.00~3.13	USD 1,200,000		1,319,040
FY-10	2010.07.29~2010.11.18	2015.07.29~2015.11.18	3M Libor+1.00~1.64	USD 250,000		274,800
FY-11	2011.07.13~2011.07.29	2017.01.30~2021.07.13	3.63~4.75	USD 800,000		879,360
FY-12	2012.05.10~2012.09.19	2017.05.10~2022.09.19	2.50~3.13	USD 1,750,000		1,923,600
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD 1,900,000		2,088,480
FY-13	2013.09.26~2013.10.23	2018.04.23~2019.03.26	1.50~1.63	CHF 400,000		444,572
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		292,204
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD 500,000		549,600
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~2.75	USD 1,500,000		1,648,800
FY-14	2014.01.28~2014.07.31	2017.01.28~2017.07.31	3M Libor+0.55~1.50	USD 500,000		549,600

						11,804,100

Less : Discount on foreign debt securities						(75,097)
Add : Premium on debt securities						271
Less : Current portion of foreign debt securities						(1,594,205)
Add : Current portion of discount on foreign debt securities						2,196

					~~W~~	10,137,265

(*1)	For Yankee 3 in FY-96, early redemption would be executed when the debt security holder requests early redemption between February 1, 2016 (60 days before April 1, 2016) and March 1, 2016 (30 days before April 1, 2016).
(*2)	For Global 4 in FY-04, early redemption of USD 13,080,000 was requested during the year ended December 31, 2014 and the remaining amount is USD 286,920,000 as of December 31, 2015.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

24.	Finance Lease Liabilities

(1)	Lease contracts

The Company enters into a power purchase agreements (“PPA”) with GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plants’ economic life.

(2)	Finance lease liabilities as of December 31, 2015 and 2014 are as follows and are included in current and non-current trade and other payables, net, in the consolidated statements of financial position:

In millions of won	2015			2014
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	182,072	116,885	184,809	109,374
1 ~ 5 years		525,465	393,957	619,828	459,302
More than 5 years		206,323	148,552	294,032	200,759

	~~W~~	913,860	659,394	1,098,669	769,435

(3)	Current and non-current portion of financial lease liabilities as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Current finance lease liabilities	~~W~~	116,885	109,374
Non-current finance lease liabilities		542,509	660,061

	~~W~~	659,394	769,435

(4)	Lease payments recognized as an expense as a lessee for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Minimum lease payment	~~W~~	194,960	240,230
Contingent rent payment		(17,682)	(17,402)

(5)	The Company does not have any irrevocable operating lease contracts as of December 31, 2015 and 2014.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Net defined benefit obligations	~~W~~	1,495,782	1,268,197
Other long-term employee benefit obligations		7,325	9,218

	~~W~~	1,503,107	1,277,415

(2)	Principal assumptions on actuarial valuation as of December 31, 2015 and 2014 are as follows:

	2015	2014
Discount rate	2.39% ~ 2.58%	2.86%~4.07%
Future salary and benefit levels	5.43%	5.42%
Weighted average duration	13.21 years	13.24 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Current service cost	~~W~~	315,811	291,115
Interest cost		63,808	97,603
Expected return on plan assets		(22,557)	(22,291)
Past service cost		—	(167,998)
Loss from settlement		(641)	(62,292)

	~~W~~	356,421	136,137

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	2015		2014
Cost of sales	~~W~~	262,760	114,143
Selling and administrative expenses		51,932	7,263
Others (Construction-in-progress and others)		41,729	14,731

	~~W~~	356,421	136,137

In addition, for the years ended December 31, 2015 and 2014, employee benefit obligations expenses of ~~W~~57,940 million and ~~W~~33,700 million, respectively, is recognized as cost of sales, and ~~W~~9,971 million and ~~W~~5,154 million, respectively, is recognized as selling and administrative expenses, and ~~W~~14,195 million and ~~W~~8,631 million, respectively, relates to the Company’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Present value of defined benefit obligation from funded plans	~~W~~	2,426,414	1,992,447
Fair value of plan assets		(930,632)	(724,250)

		1,495,782	1,268,197

Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	~~W~~	1,495,782	1,268,197

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Beginning balance	~~W~~	1,992,447	2,629,057
Current service cost		315,811	291,115
Interest cost (*)		63,808	97,603
Remeasurement component		122,825	145,648
Past service cost		—	(167,998)
Loss from settlement		(641)	(62,292)
Actual payments		(67,291)	(941,208)
Others		(545)	522

Ending balance	~~W~~	2,426,414	1,992,447

(*)	Corporate bond (AAA rated) yield at year-end is applied to the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the years ended 2015 and 2014 are as follows:

In millions of won	2015		2014
Beginning balance	~~W~~	724,250	564,552
Expected return		22,557	22,291
Remeasurement component		(5,924)	(6,602)
Contributions by the employers		214,449	231,342
Actual payments		(24,191)	(81,029)
Assets decreased through settlement		—	(6,572)
Others		(509)	268

Ending balance	~~W~~	930,632	724,250

In addition, loss on accumulated remeasurement component amounted to ~~W~~202,878 million and ~~W~~116,705 million has been recognized as other comprehensive income or loss for the years ended December 31, 2015 and 2014, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Equity instruments	~~W~~	12,791	41,298
Debt instruments		243,372	163,528
Bank deposit		129,350	108,234
Others		545,119	411,190

	~~W~~	930,632	724,250

For the years ended December 31, 2015 and 2014, actual returns on plan assets amounted to ~~W~~16,633 million and ~~W~~15,689 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Actuarial gain from changes in financial assumptions	~~W~~	140,411	218,859
Experience adjustments		(17,586)	(73,211)
Expected return		5,924	6,602

	~~W~~	128,749	152,250

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

26.	Provisions

(1)	Provisions as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Current		Non-current	Current	Non-current
Employment benefits	~~W~~	718,365	—	707,310	—
Provision for employment benefits		718,365	—	707,310	—
Litigation		57,737	110,228	116,395	83,894
Litigation provisions		57,737	110,228	116,395	83,894
Decommissioning cost		—	12,744,873	—	13,434,606
Nuclear plants		—	9,684,286	—	10,331,270
Spent fuel		—	1,375,185	—	1,298,749
Waste		—	1,502,140	—	1,604,241
PCBs		—	182,400	—	199,518
Other recovery provisions		—	862	—	828
Others		803,074	9,653	450,481	10,510
Power plant regional support program		129,655	—	120,093	—
Transmission regional support program		228,785	—	—	—
Provisions for tax		—	136	—	649
Provisions for financial guarantee		1,839	2,449	74	3,621
Provisions for RPS		363,178	—	329,562	—
Provisions for greenhouse gas emissions obligations		78,829	—	—	—
Others		788	7,068	752	6,240

	~~W~~	1,579,176	12,864,754	1,274,186	13,529,010

(2)	Changes in provisions for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance
Employment benefits	~~W~~	707,310	727,079	(715,850)	(174)	—	718,365
Provision for employment benefits		707,310	727,079	(715,850)	(174)	—	718,365
Litigation		200,289	111,301	(85,819)	(58,306)	500	167,965
Litigation provisions		200,289	111,301	(85,819)	(58,306)	500	167,965
Decommissioning cost		13,434,606	1,287,095	(680,552)	(1,296,580)	304	12,744,873
Nuclear plants		10,331,270	650,218	(622)	(1,296,580)	—	9,684,286
Spent fuel		1,298,749	568,190	(491,754)	—	—	1,375,185
Waste		1,604,241	58,294	(160,699)	—	304	1,502,140
PCBs		199,518	10,359	(27,477)	—	—	182,400
Other recovery provisions		828	34	—	—	—	862
Others		460,991	774,760	(368,172)	(64,494)	9,642	812,727
Power plant regional support program		120,093	37,569	(37,648)	—	9,641	129,655
Transmission regional support program		—	393,460	(164,675)	—	—	228,785
Provisions for tax		649	—	—	(513)	—	136
Provisions for financial guarantee		3,695	3,528	—	(2,936)	1	4,288
Provisions for RPS		329,562	259,964	(165,259)	(61,089)	—	363,178
Provisions for greenhouse gas emissions obligations		—	78,829	—	—	—	78,829
Others		6,992	1,410	(590)	44	—	7,856

	~~W~~	14,803,196	2,900,235	(1,850,393)	(1,419,554)	10,446	14,443,930

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won	2014
	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance
Employment benefits	~~W~~	777,419	650,788	(615,230)	(105,667)	—	707,310
Provision for employment benefits		777,419	650,788	(615,230)	(105,667)	—	707,310
Litigation		23,720	200,593	(18,371)	(5,653)	—	200,289
Litigation provisions		23,720	200,593	(18,371)	(5,653)	—	200,289
Decommissioning cost		12,568,622	1,270,397	(398,600)	(9,067)	3,254	13,434,606
Nuclear plants		9,887,621	443,987	(338)	—	—	10,331,270
Spent fuel		1,211,440	465,006	(377,697)	—	—	1,298,749
Waste		1,249,062	351,935	(10)	—	3,254	1,604,241
PCBs		219,704	9,436	(20,555)	(9,067)	—	199,518
Other recovery provisions		795	33	—	—	—	828
Others		346,371	350,049	(186,388)	(65,264)	16,223	460,991
Power plant regional support program		112,498	39,943	(44,242)	—	11,894	120,093
Provisions for tax		649	—	—	—	—	649
Provisions for financial guarantee		8,789	476	(32)	(5,538)	—	3,695
Provisions for RPS		223,260	308,088	(142,096)	(59,690)	—	329,562
Others		1,175	1,542	(18)	(36)	4,329	6,992

	~~W~~	13,716,132	2,471,827	(1,218,589)	(185,651)	19,477	14,803,196

27.	Government Grants

(1)	Government grants as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Land	~~W~~	(3,147)	(3,103)
Buildings		(63,932)	(67,700)
Structures		(193,119)	(196,871)
Machinery		(108,935)	(108,750)
Vehicles		(29)	(76)
Equipment		(1,026)	(1,002)
Tools		(691)	(862)
Construction-in-progress		(139,898)	(123,938)
Investment properties		(13)	(10)
Software		(699)	(488)
Development expenditures		(6,835)	(8,183)
Intangible assets under development		(10,483)	(10,692)
Usage rights of donated assets and other		(32)	(43)
Others		(1)	(1)

	~~W~~	(528,840)	(521,719)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(52,696)	—	—	—	52,696	—
Land		(3,103)	—	—	—	—	(44)	(3,147)
Buildings		(67,700)	—	—	5,064	—	(1,296)	(63,932)
Structures		(196,871)	—	—	9,178	1,816	(7,242)	(193,119)
Machinery		(108,750)	—	—	11,133	1,101	(12,419)	(108,935)
Vehicles		(76)	—	—	47	1	(1)	(29)
Equipment		(1,002)	—	—	469	—	(493)	(1,026)
Tools		(862)	—	—	268	—	(97)	(691)
Construction-in-progress		(123,938)	—	11,279	—	—	(27,239)	(139,898)
Investment properties		(10)	—	—	—	—	(3)	(13)
Software		(488)	—	—	177	—	(388)	(699)
Development expenditures		(8,183)	—	—	2,937	—	(1,589)	(6,835)
Intangible assets under development		(10,692)	—	2,093	—	—	(1,884)	(10,483)
Usage rights of donated assets and other		(43)	—	—	11	—	—	(32)
Others		(1)	—	—	—	—	—	(1)

	~~W~~	(521,719)	(52,696)	13,372	29,284	2,918	1	(528,840)

In millions of won	2014
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(108,681)	—	—	—	108,681	—
Land		(3,137)	—	—	—	63	(29)	(3,103)
Buildings		(45,396)	—	—	5,040	200	(27,544)	(67,700)
Structures		(193,189)	—	—	8,921	2,018	(14,621)	(196,871)
Machinery		(101,808)	—	—	10,102	423	(17,467)	(108,750)
Vehicles		(83)	—	—	47	—	(40)	(76)
Equipment		(707)	—	—	376	—	(671)	(1,002)
Tools		(312)	—	—	144	55	(749)	(862)
Construction-in-progress		(117,728)	—	35,937	—	—	(42,147)	(123,938)
Investment properties		(13)	—	—	4	—	(1)	(10)
Software		(428)	—	—	154	—	(214)	(488)
Development expenditures		(11,705)	—	—	4,125	—	(603)	(8,183)
Intangible assets under development		(7,792)	—	527	—	170	(3,597)	(10,692)
Usage rights of donated assets and other		(53)	—	—	10	—	—	(43)
Others		(1)	—	—	—	—	—	(1)

	~~W~~	(482,352)	(108,681)	36,464	28,923	2,929	998	(521,719)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts as of December 31, 2015 and 2014 are as follows and included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	2015		2014
Beginning balance	~~W~~	6,850,016	6,506,639
Increase during the current year / period		691,276	695,235
Recognized as revenue during the current year / period		(375,995)	(351,858)

Ending balance	~~W~~	7,165,297	6,850,016

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Current		Non-current	Current	Non-current
Advance received	~~W~~	5,017,735	215,096	5,320,722	294,151
Unearned revenue		21,810	63,850	41,822	86,061
Deferred revenue		372,157	6,793,140	347,362	6,502,654
Withholdings		146,258	6,731	258,258	45,221
Others		762,751	13,435	496,192	18,323

	~~W~~	6,320,711	7,092,252	6,464,356	6,946,410

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2015 and 2014 are as follows:

In millions of won except share information
	2015
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ~~W~~1,056,176 million are included.

In millions of won except share information
	2014
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ~~W~~960,800 million are included.

(2)	Details in number of outstanding capital stock for the years ended December 31, 2015 and 2014 are as follows:

Number of shares	2015	2014
Beginning balance	641,964,077	623,034,082
Disposal of treasury stocks	—	18,929,995

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		23,720,167	22,999,359
Retained earnings before appropriations		22,862,164	10,699,378

Retained earnings	~~W~~	48,187,241	35,303,647

(*)	The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		17,902,718	17,181,910
Reserve for equalizing dividends		210,000	210,000

	~~W~~	23,720,167	22,999,359

(*)	The reserve for research and human development is appropriated by the Company to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Beginning balance	~~W~~	35,303,647	32,766,086
Net profit for the period attributed to owner of the Company		13,289,127	2,686,873
Changes in equity method retained earnings		(280)	(1,899)
Remeasurement of defined benefit liability, net of tax		(84,271)	(91,340)
Dividend paid		(320,982)	(56,073)

Ending balance	~~W~~	48,187,241	35,303,647

(4)	Dividends paid for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	500	320,982

In millions of won	2014
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid
Common shares	641,964,077	18,929,995	623,034,082	~~W~~	90	56,073

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

31.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended 2015 and 2014 are as follows :

In millions of won	2015		2014
Beginning balance	~~W~~	(2,131)	(232)
Changes		(280)	(1,899)

Ending balance	~~W~~	(2,411)	(2,131)

(6)	Changes in remeasurement components related to defined benefit liability for the years ended 2015 and 2014 are as follows :

In millions of won	2015		2014
Beginning balance	~~W~~	(116,705)	39,591
Changes		(127,184)	(151,610)
Income tax effect		42,913	60,270
Transfer to reserve for business expansion		(1,902)	(64,956)

Ending balance	~~W~~	(202,878)	(116,705)

32.	Statement of Appropriation of Retained Earnings

For the year ended December 31, 2014, the Company’s retained earnings were appropriated on March 31, 2015.

For the year ended December 31, 2015, the Company’s retained earnings are expected to be appropriated on March 22, 2016. Statements of appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2015 and 2014 are as follows:

In millions of won except for dividends per share	2015		2014
I. Retained earnings before appropriations
Unappropriated retained earnings carried over from prior years	~~W~~	—	—
Net income		10,165,653	1,039,887
Remeasurements of the defined benefit plan		(48,457)	1,902

		10,117,196	1,041,789

II. Transfer from voluntary reserves		—	—

III. Subtotal (I + II)		10,117,196	1,041,789

IV. Appropriations of retained earnings		(10,117,196)	(1,041,789)
Legal reserve		—	—
Dividends (government, individual) (Amount of dividends per share (%) : Current year – ~~W~~3,100 (62.0%) Prior year – ~~W~~500 (10.0%)		(1,990,089)	(320,982)
Reserve for business expansion		(8,127,107)	(720,807)
V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

33.	Hybrid Bonds

Bond-type hybrid securities classified as equity (non-controlling interest) as of December 31, 2015 are as follows:

In millions of won
Issuer	Hybrid Bond	Issued date	Maturity	Yield (%)	Amount
Korea Western Power Co., Ltd.	1st bond-type hybrid bond	2012.10.18	2042.10.18	5yr government bond rate+1.20	~~W~~	100,000
Korea South-East Power Co., Ltd.	1st bond-type hybrid bond	2012.12.07	2042.12.06	4.38		170,000
Korea South-East Power Co., Ltd.	2nd bond-type hybrid bond	2012.12.07	2042.12.06	4.44		230,000

Expense of Issuance						(1,340)

					~~W~~	498,660

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides to not pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

34.	Other Components of Equity

(1)	Other components of equity of the parent as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Other capital surpluses	~~W~~	1,197,388	1,151,402
Accumulated other comprehensive loss		(98,713)	(202,269)
Other equity		13,294,973	13,294,973

	~~W~~	14,393,648	14,244,106

(2)	Changes in other capital surpluses for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015				2014
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	763,878	1,151,402	303,028	527,954	830,982
Disposal of subsidiary		—	58,310	58,310	—	313,117	313,117
Disposal of treasury stocks		—	—	—	111,473	—	111,473
Change in consolidation scope		—	(716)	(716)	—	—	—
Issuance of share capital of subsidiary		—	2,536	2,536	—	(1,235)	(1,235)
Income tax effect		—	(14,144)	(14,144)	(26,977)	(75,958)	(102,935)

Ending balance	~~W~~	387,524	809,864	1,197,388	387,524	763,878	1,151,402

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(34,649)	186,897	(255,641)	(98,876)	(202,269)
Changes in the unrealized fair value of available- for-sale financial assets, net of tax		9,744	—	—	—	9,744
Shares in other comprehensive income of associates and joint ventures, net of tax		—	89,476	—	—	89,476
Foreign currency translation of foreign operations, net of tax		—	—	1,179	—	1,179
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	3,157	3,157

Ending balance	~~W~~	(24,905)	276,373	(254,462)	(95,719)	(98,713)

In millions of won	2014
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	62,614	182,261	(170,679)	(18,658)	55,538
Changes in the unrealized fair value of available- for-sale financial assets, net of tax		(97,263)	—	—	—	(97,263)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	4,636	—	—	4,636
Foreign currency translation of foreign operations, net of tax		—	—	(84,962)	—	(84,962)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(80,218)	(80,218)

Ending balance	~~W~~	(34,649)	186,897	(255,641)	(98,876)	(202,269)

(4)	Changes in treasury stocks for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Shares		Amount	Shares	Amount
Beginning balance	~~W~~	—	—	18,929,995	(741,489)
Disposal of treasury stocks		—	—	(18,929,995)	741,489

Ending balance	~~W~~	—	—	—	—

(5)	Changes in other equity for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

35.	Sales

Details of sales for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Domestic		Overseas	Domestic	Overseas
Sales of goods	~~W~~	53,961,463	405,573	53,408,869	297,959
Electricity		53,229,470	—	52,625,226	—
Heat supply		204,987	—	258,492	—
Others		527,006	405,573	525,151	297,959
Sales of service		209,189	244,298	222,973	228,040
Sales of construction services		180,424	3,580,780	262,035	2,703,150
Revenue related to transfer of assets from customers		375,995	—	351,857	—

	~~W~~	54,727,071	4,230,651	54,245,734	3,229,149

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Salaries	~~W~~	655,432	556,808
Retirement benefit expense		61,903	12,418
Welfare and benefit expense		119,866	89,804
Insurance expense		10,636	10,619
Depreciation		102,867	69,182
Amortization of intangible assets		40,465	40,260
Bad debt expense		290	39,018
Commission		562,171	550,335
Advertising expense		30,085	27,236
Training expense		4,988	5,664
Vehicle maintenance expense		10,529	12,015
Publishing expense		3,124	3,109
Business promotion expense		3,338	3,053
Rent expense		44,905	34,914
Telecommunication expense		22,678	21,586
Transportation expense		753	1,907
Taxes and dues		55,970	42,894
Expendable supplies expense		7,272	6,009
Water, light and heating expense		9,558	9,758
Repairs and maintenance expense		74,330	40,397
Ordinary development expense		178,472	154,244
Travel expense		14,388	13,025
Clothing expense		5,751	7,577
Survey and analysis expense		590	526
Membership fee		1,040	798
Others		131,860	171,210

	~~W~~	2,153,261	1,924,366

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

36.	Selling and Administrative Expenses, Continued

(2)	Other selling and administrative expenses for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Sales promotional expenses	~~W~~	28,134	22,530
Miscellaneous wages		43,109	30,397
Litigation and filing expenses		10,670	9,222
Compensation for damages		9,032	46,946
Outsourcing expenses		2,865	1,377
Reward expenses		2,472	2,094
Overseas market development expenses		1,541	—
Others		34,037	58,644

	~~W~~	131,860	171,210

37.	Other Non-operating Income and Expense

(1)	Other non-operating income for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Reversal of other provisions	~~W~~	6,355	5,271
Reversal of other allowance for doubtful accounts		413	241
Gains on assets contributed		9,004	2,418
Gains on liabilities exempted		2,588	858
Compensation and reparations revenue		166,355	156,019
Gains on electricity infrastructure development fund		—	18,888
Revenue from research contracts		5,342	9,615
Rental income		196,406	182,511
Others		45,756	26,508

	~~W~~	432,219	402,329

(2)	Details of others of other non-operating income for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Refund of claim for rectification	~~W~~	7,623	9,996
Adjustment of research project		4,090	4,003
Maintenance expenses on lease building		324	1,282
Training expenses		4,774	2,916
Deposit redemption		430	2,235
Reversal of expenses on litigation		219	521
Revenue on royalty fee		2,739	897
Reimbursement of insurance fee		11,797	310
Gains on guarantee contracts		4,523	—
Others		9,237	4,348

	~~W~~	45,756	26,508

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

37.	Other Non-operating Income and Expense, Continued

(3)	Other non-operating expense for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Compensation and indemnification expense	~~W~~	16,959	—
Accretion expenses of other provisions		4,575	1,052
Depreciation expenses on investment properties		669	821
Depreciation expenses on idle assets		6,698	6,658
Other bad debt expense		18,473	15,981
Donations		34,134	37,889
Others		27,340	25,819

	~~W~~	108,848	88,220

(4)	Details of others of other non-operating expense for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Operating expenses related to the idle assets	~~W~~	779	985
Research grants		1,392	617
Supporting expenses on farming and fishing village		14,626	14,211
Operating expenses on fitness center		2,912	1,928
Expenses on adjustment of research and development grants		709	—
Forfeit of taxes and dues		1,105	—
Expenses on R&D supporting		146	1,956
Movement expense		3,191	2,262
Others		2,480	3,860

	~~W~~	27,340	25,819

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014

Other gains
Gains on disposal of property plant, and equipment	~~W~~	8,637,508	85,775
Gains on disposal of intangible assets		32	4
Reversal of impairment loss on intangible assets		275	18
Gains on foreign currency translation		13,784	5,152
Gains on foreign currency transaction		61,007	56,368
Insurance proceeds		30	3,046
Others		162,128	194,888
Other losses
Losses on disposal of property plant and equipment		(73,073)	(50,152)
Losses on disposal of intangible assets		(16)	(18)
Impairment loss on property, plant and equipment		(30,344)	(38,107)
Impairment loss on intangible assets		(22)	(42)
Losses on foreign currency translation		(15,097)	(12,663)
Losses on foreign currency transaction		(75,615)	(53,252)
Others		(69,824)	(83,621)

	~~W~~	8,610,773	107,396

(2)	Details of others of other gains for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Gains on disposal of inventories	~~W~~	10,758	12,127
Gains on valuation of inventories		7	2,756
Gains on proxy collection of TV license fee		38,529	37,433
Gains on compensation of impaired electric poles		—	2,319
Gains on compensation for infringement on contract		7,414	7,824
Gains on harbor facilities dues		5,943	5,935
Technical fees		1,258	1,121
Reversal of occupation development training fees		1,878	1,850
Gains on disposal of waste		2,880	2,467
Gains on insurance		11,865	2,748
Gains on litigation		600	1,954
Interests on tax rebate		1,661	2,388
Gains on other commission		2,177	8,672
Gains on research tasks		1,446	28,599
Gains on settlement and others		2,803	—
Gains on sales of greenhouse gas emissions rights		52	—
Others		72,857	76,695

	~~W~~	162,128	194,888

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

38.	Other Gains (Losses), Continued

(3)	Details of others of other losses for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Losses on valuation of inventories	~~W~~	1,318	3,231
Losses on disposal of inventories		13,469	1,996
Losses due to disaster		263	2,404
Losses on rounding adjustment of electric charge surtax		1,251	1,236
Losses on adjustments of levies		13,928	5,091
Losses on write-off		—	4,297
Penalty on taxes and dues		190	6,825
Commission and others		—	139
Losses on litigation		488	22,999
Others		38,917	35,403

	~~W~~	69,824	83,621

39.	Finance Income

(1)	Finance income for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Interest income	~~W~~	241,585	191,456
Dividends income		14,069	14,193
Gains on disposal of financial assets		4	98,065
Gains on valuation of derivatives		610,582	312,347
Gains on transaction of derivatives		151,851	52,618
Gains on foreign currency translation		127,372	121,177
Gains on foreign currency transaction		37,377	95,418
Other finance income		148	16

	~~W~~	1,182,988	885,290

(2)	Interest income included in finance income for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Cash and cash equivalents	~~W~~	54,687	56,384
Available-for-sale financial assets		29	382
Held-to-maturity investments		99	89
Loans and receivables		28,586	29,507
Short-term financial instrument		46,921	5,199
Long-term financial instrument		10,492	215
Trade and other receivables		100,771	99,680

	~~W~~	241,585	191,456

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Interest expense	~~W~~	2,015,684	2,351,624
Losses on sale of financial assets		3,008	2,700
Impairment of available-for-sale financial assets		84,370	79,618
Losses on valuation of derivatives		17,051	102,091
Losses on transaction of derivatives		37,262	119,635
Losses on foreign currency translation		743,283	465,326
Losses on foreign currency transaction		113,723	18,827
Losses on repayment of financial liabilities		33	199
Other		1,043	18

	~~W~~	3,015,457	3,140,038

(2)	Interest expense included in finance expenses for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Trade and other payables	~~W~~	84,527	98,407
Short-term borrowings		14,627	27,038
Long-term borrowings		103,503	167,781
Debt securities		2,177,855	2,306,330
Other financial liabilities		538,680	588,535

		2,919,192	3,188,091

Less: Capitalized borrowing costs		(903,508)	(836,467)

	~~W~~	2,015,684	2,351,624

Capitalization rates for the years ended December 31, 2015 and 2014 are 2.36% ~ 4.25% and 3.28% ~ 4.35%, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

41.	Income Taxes

(1)	Income tax expense for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Current income tax expense
Payment of income tax	~~W~~	2,682,779	897,129
Adjustment due to changes in estimates related to prior years		(23,248)	(29,823)
Current income tax directly recognized in equity		37,768	9,137

		2,697,299	876,443

Deferred income tax expense
Generation and realization of temporary differences		48,878	248,796
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		71,999	(26,067)
Changes in deferred tax on tax losses carryforwards		2,374,237	345,887
Tax credit carryforwards		47,000	(14,720)

		2,542,114	553,896

Income tax expense	~~W~~	5,239,413	1,430,339

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate of 24.2% to income before income taxes for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Income before income tax	~~W~~	18,655,786	4,229,306

Income tax expense computed at applicable tax rate of 24.2%		(4,514,700)	(1,023,492)

Adjustments
Additional payment of income taxes or receipt of income tax refunds		14,130	13,574
Effect of applying gradual tax rate		4,147	1,503
Effect of non-taxable income		8,047	50,728
Effect of non-deductible expenses		(17,734)	(43,152)
Effects of tax credits and deduction		103,435	75,804
Recognition (reversal) of unrecognized deferred tax asset, net		(71,999)	26,067
Deferred income tax related to investments in subsidiaries and associates		(784,793)	(516,557)
Others, net		20,054	(14,814)

		(724,713)	(406,847)

Income tax expense	~~W~~	(5,239,413)	(1,430,339)

Effective tax rate		28.1%	33.8%

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Dividends of hybrid securities	~~W~~	5,253	5,256
Gain on disposal of subsidiaries		(14,144)	(75,958)
Gain on disposal of treasury stocks		—	(26,976)

	~~W~~	(8,891)	(97,678)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

41.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of available-for-sale financial assets	~~W~~	(6,315)	26,149
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		7,253	51,504
Remeasurements of defined benefit obligations		42,913	60,270
Investments in associates		13,648	(16,813)
Others		(10,840)	(14,295)

	~~W~~	46,659	106,815

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	352,934	11,495	42,913	—	407,342
Cash flow hedge		51,354	(87,620)	7,253	—	(29,013)
Investments in associates or subsidiaries		(5,769,627)	(669,035)	2,808	(14,144)	(6,449,998)
Property, plant and equipment		(5,979,863)	484,077	—	—	(5,495,786)
Finance lease		(197,097)	(75,333)	—	—	(272,430)
Intangible assets		12,309	(2,889)	—	—	9,420
Financial assets at fair value through profit or loss		2,840	(2,844)	—	—	(4)
Available-for-sale financial assets		(41,836)	(1,048)	(6,315)	—	(49,199)
Deferred revenue		230,644	(15,283)	—	—	215,361
Provisions		3,459,775	(87,352)	—	—	3,372,423
Doubtful receivables		1,356	49	—	—	1,405
Other finance liabilities		23,237	(2,192)	—	5,253	26,298
Gains on foreign exchange translation		53,794	74,920	—	—	128,714
Allowance for doubtful accounts		15,452	3,524	—	—	18,976
Accrued income		(3,245)	(7,986)	—	—	(11,231)
Special deduction for property, plant and equipment		(194,674)	327	—	—	(194,347)
Impairment of non-current assets		86,720	(86,720)	—	—	—
Reserve for research and human development		(35,499)	14,811	—	—	(20,688)
Others		460,019	116,566	—	—	576,585

		(7,471,407)	(332,533)	46,659	(8,891)	(7,766,172)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,176,175	(2,176,178)	—	—	(3)
Tax credit		98,286	(71,171)	—	—	27,115

		2,274,461	(2,247,349)	—	—	27,112

	~~W~~	(5,196,946)	(2,579,882)	46,659	(8,891)	(7,739,060)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

41.	Income Taxes, Continued

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won	2014
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	518,681	(218,342)	52,595	—	352,934
Cash flow hedge		51,991	(51,674)	51,038	—	51,355
Investments in associates or subsidiaries		(5,227,034)	(435,528)	(31,107)	(75,958)	(5,769,627)
Property, plant and equipment		(6,061,613)	81,751	—	—	(5,979,862)
Finance lease		(142,081)	(55,016)	—	—	(197,097)
Intangible assets		10,242	2,067	—	—	12,309
Financial assets at fair value through profit or loss		83,645	(80,805)	—	—	2,840
Available-for-sale financial assets		(101,088)	33,104	26,148	—	(41,836)
Deferred revenue		244,806	(14,162)	—	—	230,644
Provisions		3,150,908	308,867	—	—	3,459,775
Doubtful receivables		59	1,297	—	—	1,356
Other finance liabilities		25,856	(7,876)	—	5,256	23,236
Gains (losses) on foreign exchange translation		(19,164)	72,958	—	—	53,794
Allowance for doubtful accounts		7,314	8,138	—	—	15,452
Accrued income		(1,248)	(1,998)	—	—	(3,246)
Special deduction for property, plant and equipment		(194,785)	111	—	—	(194,674)
Impairment of non-current assets		86,720	—	—	—	86,720
Treasury stocks		—	26,976	—	(26,976)	—
Reserve for research and human development		(43,143)	7,644	—	—	(35,499)
Others		409,436	42,442	8,141	—	460,019

		(7,200,498)	(280,046)	106,815	(97,678)	(7,471,407)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,501,349	(325,174)	—	—	2,176,175
Tax credit		56,099	42,187	—	—	98,286

		2,557,448	(282,987)	—	—	2,274,461

	~~W~~	(4,643,050)	(563,033)	106,815	(97,678)	(5,196,946)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Deferred income tax assets	~~W~~	623,623	526,934
Deferred income tax liabilities		(8,362,683)	(5,723,880)

	~~W~~	(7,739,060)	(5,196,946)

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Deductible temporary differences	~~W~~	441,704	448,402

	~~W~~	441,704	448,402

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Land (*1,2,3)	~~W~~	2,907	2,021,445
Building (*1,2,3)		20,366	69,363
Structures (*2,3)		—	2
Investments in associates (*4,5)		56,374	—

	~~W~~	79,647	2,090,810

(*1)	The Company moved its headquarters to Naju, Jeollanam-do, in November 2014 as part of the government’s plan to relocate state-run companies for balanced national development and entered into a contract with Hyundai Motor and two of its affiliates to sell the buildings and land of the Company’s headquarters in Seoul on September 26, 2014. The Company reclassified the buildings and land as held-for-sales assets when the construction of the Naju headquarters was completed in 2014. The total sales value amounted to ~~W~~10.55 trillion and the ownership has transferred on September 25, 2015.
(*2)	KEPCO Plant Service & Engineering Co., Ltd., a subsidiary of the Company, moved its headquarters to Naju, Jeollanam-do, in November, 2014 as part of the government’s plan to relocate state-run companies for balanced national development and entered in to a contract with TmaxSoft Co., Ltd. to sell its head office in Seongnam on March 11, 2015. The total sales value amounted to ~~W~~71 billion and the ownership has transferred on August 27, 2015. The Company recognized a gain of ~~W~~36,407 million on disposal of assets held-for-sale for the year ended December 31, 2015.
(*3)	The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Company believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale.
(*4)	Korea Western Power Co., Ltd., a subsidiary of the Company, plans to dispose certain portion of its investment in Dongducheon Dream Power Co., Ltd. and reclassified the relevant book value to non-current assets held-for-sale.
(*5)	Korea South-East Power Co., Ltd., a subsidiary of the Company, plans to dispose certain portion of its investment in Hyundai Energy Co., Ltd. and reclassified the relevant book value to non-current assets held-for-sale.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

43.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	~~W~~	—	14,626,933	14,626,933
Salaries		655,432	2,962,476	3,617,908
Retirement benefit expense		61,903	320,700	382,603
Welfare and benefit expense		119,866	426,186	546,052
Insurance expense		10,636	83,910	94,546
Depreciation		102,867	8,158,884	8,261,751
Amortization of intangible assets		40,465	31,801	72,266
Bad debt expense		290	—	290
Commission		562,171	353,703	915,874
Advertising expense		30,085	8,498	38,583
Training expense		4,988	11,186	16,174
Vehicle maintenance expense		10,529	8,323	18,852
Publishing expense		3,124	3,981	7,105
Business promotion expense		3,338	4,312	7,650
Rent expense		44,905	142,054	186,959
Telecommunication expense		22,678	73,180	95,858
Transportation expense		753	5,336	6,089
Taxes and dues		55,970	397,161	453,131
Expendable supplies expense		7,272	29,874	37,146
Water, light and heating expense		9,558	26,870	36,428
Repairs and maintenance expense		74,330	1,771,760	1,846,090
Ordinary development expense		178,472	432,748	611,220
Travel expense		14,388	52,910	67,298
Clothing expense		5,751	4,135	9,886
Survey and analysis expense		590	3,071	3,661
Membership fee		1,040	6,401	7,441
Power purchase		—	11,428,027	11,428,027
Others		131,860	4,083,309	4,215,169

	~~W~~	2,153,261	45,457,729	47,610,990

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

43.	Expenses Classified by Nature, Continued

Expenses classified by nature for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won	2014
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	~~W~~	—	20,150,934	20,150,934
Salaries		556,808	2,633,641	3,190,449
Retirement benefit expense		12,418	147,843	160,261
Welfare and benefit expense		89,804	313,483	403,287
Insurance expense		10,619	65,322	75,941
Depreciation		69,182	7,720,386	7,789,568
Amortization of intangible assets		40,260	36,153	76,413
Bad debt expense		39,018	—	39,018
Commission		550,335	355,263	905,598
Advertising expense		27,236	7,414	34,650
Training expense		5,664	9,387	15,051
Vehicle maintenance expense		12,015	9,297	21,312
Publishing expense		3,109	3,917	7,026
Business promotion expense		3,053	3,960	7,013
Rent expense		34,914	98,321	133,235
Telecommunication expense		21,586	70,140	91,726
Transportation expense		1,907	3,638	5,545
Taxes and dues		42,894	250,722	293,616
Expendable supplies expense		6,009	26,279	32,288
Water, light and heating expense		9,758	26,910	36,668
Repairs and maintenance expense		40,397	1,388,975	1,429,372
Ordinary development expense		154,244	391,491	545,735
Travel expense		13,025	46,792	59,817
Clothing expense		7,577	5,039	12,616
Survey and analysis expense		526	2,391	2,917
Membership fee		798	6,047	6,845
Power purchase		—	12,601,686	12,601,686
Others		171,210	3,387,521	3,558,731

	~~W~~	1,924,366	49,762,952	51,687,318

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

44.	Earnings Per Share

(1)	Basic earnings per share for the years ended December 31, 2015 and 2014 are as follows:

In won
Type	2015		2014
Basic earnings per share	~~W~~	20,701	4,290

(2)	Diluted earnings per share for the years ended December 31, 2015 and 2014 are as follows:

In won
Type	2015		2014
Diluted earnings per share	~~W~~	20,701	4,290

(3)	Basic earnings per share

Net profit for the period and weighted average number of common shares used in the calculation of basic earnings per share for the years ended December 31, 2015 and 2014 are as follows:

In millions of won except number of shares
Type	2015		2014
Controlling interest in net income	~~W~~	13,289,127	2,686,873
Income used in the calculation of total basic earnings per share		13,289,127	2,686,873
Weighted average number of common shares		641,964,077	626,353,314

(4)	Diluted earnings per share

Diluted earnings per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Earnings used in the calculation of total diluted earnings per share for the years ended December 31, 2015 and 2014 are as follows:

In millions of won
Type	2015		2014
Earnings used in the calculation of total diluted earnings per share	~~W~~	13,289,127	2,686,873

Weighted average common shares used in calculating diluted earnings per share are adjusted from weighted average common shares used in calculating basic earnings per share. Detailed information of the adjustment for the years ended December 31, 2015 and 2014 are as follows:

In number of shares
Type	2015	2014
Weighted average number of common shares	641,964,077	626,353,314
Diluted weighted average number of shares	641,964,077	626,353,314

(5)	There are no potential dilutive instruments and diluted earnings per shares are same as basic earnings per share for the years ended December 31, 2015 and 2014.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

45.	Risk Management

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains unchanged from that of the prior year.

Details of the Company’s capital management accounts as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Total borrowings and debt securities	~~W~~	58,753,499	62,824,327
Cash and cash equivalents		3,783,065	1,796,300

Net borrowings and debt securities		54,970,434	61,028,027

Total shareholder’s equity		67,942,475	54,825,010

Debt to equity ratio		80.91%	111.31%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to certain hedge risk exposures. The Company’s overall financial risk management strategy remains unchanged from that of the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Company makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Company decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

1	Credit risk management

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to credit risk as customers of the Company are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

2	Impairment and allowance account

In accordance with the Company policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2015 and 2014 are as follows:

In millions of won	2015		2014
Cash and cash equivalents	~~W~~	3,783,065	1,796,300
Derivative assets (trading)		255,008	65,849
Available-for-sale financial assets		584,479	715,151
Held-to-maturity investments		3,623	3,614
Loans and receivables		735,057	623,997
Long-term/short-term financial instruments		5,890,866	704,462
Derivative assets (using hedge accounting)		362,142	104,276
Trade and other receivables		9,271,967	9,422,219
Financial guarantee contracts (*)		271,010	148,522

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

Financial guarantee contracts as of December 31, 2015 are as follows:

In thousands of U.S. dollars
Type	Company	Currency	Amounts
Joint ventures	KEPCO SPC Power Corporation	USD	88,138
Joint ventures	PT. Tanjung Power Indonesia	USD	10,500
Joint ventures	Kelar S.A.	USD	132,600

			231,238

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

1	Defined benefit obligation

The following is a sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2015 and 2014 are as follows:

In millions of won		2015			2014
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	293,205	(271,758)	244,516	(222,706)
Discount rate	Increase (decrease) in defined benefit obligation		(267,648)	315,870	(221,728)	260,991

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2015 and 2014 are ~~W~~7,265 million and ~~W~~5,699 million, respectively.

2	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2015 and 2014 are as follows:

Type	Accounts	2015	2014
PCBs	Inflation rate	2.65%	2.79%
	Discount rate	3.21%	3.78%
Nuclear plants	Inflation rate	1.40%	2.93%
	Discount rate	3.55%	4.49%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

The following is a sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2015 and 2014 are as follows:

In millions of won		2015			2014
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease
Discount rate	PCBs	~~W~~	(875)	881	(1,058)	1,066
	Nuclear plants		(201,318)	206,720	(221,795)	227,773
	Spent fuel		(52,390)	54,425	(49,483)	51,404
Inflation rate	PCBs		885	(881)	1,076	(1,069)
	Nuclear plants		220,720	(215,086)	251,588	(244,964)
	Spent fuel		55,212	(53,219)	52,147	(50,267)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

1	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2015 and 2014 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	2015	2014	2015	2014
AUD	158	196	595,284	542,292
BWP	301	—	—	—
CAD	—	1	858	244
CNY	—	—	26,140	—
EUR	6,141	2,097	33,552	4,087
IDR	—	273,738	—	17,288
MXN	7,704	7,637	—	122
PHP	489,309	196,696	77,337	17,962
SAR	1,083	1,044	—	—
USD	1,260,094	1,211,513	9,331,854	7,415,050
INR	972,175	683,074	206,159	173,753
PKR	211,212	167,747	12,928	2,037
MGA	2,768,360	2,183,910	151,729	69,199
JPY	1,425,163	1,048,413	20,325,211	20,023,572
KZT	47,177	551,684	—	—
GBP	—	—	99	90
CHF	—	—	400,029	399,634
AED	1,481	3,965	1,705	1,136
ZAR	238	146	—	—
JOD	2,972	1,080	—	1
BDT	43,332	47,167	889	314
TWD	—	—	30	—
SEK	—	—	—	196

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of income before income tax	~~W~~	(1,063,285)	1,063,285	(790,483)	790,483
Increase (decrease) of shareholder’s equity (*)		(1,063,285)	1,063,285	(790,483)	790,483

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

Sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2015 and 2014.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

45.	Risk Management, Continued

(2)	Financial risk management, continued

2	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of December 31, 2015 and 2014 are as follows:

In millions of won
Type	2015		2014
Short-term borrowings	~~W~~	41,608	20,788
Long-term borrowings		1,977,745	3,506,989
Debt securities		2,082,000	2,534,000

	~~W~~	4,101,353	6,061,777

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	(41,014)	41,014	(60,618)	60,618
Increase (decrease) of shareholder’s equity (*)		(41,014)	41,014	(60,618)	60,618

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

3	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	532,295	(532,295)	526,252	(526,252)
Increase (decrease) of shareholder’s equity (*)		532,295	(532,295)	526,252	(526,252)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Company has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2015 and 2014. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

In millions of won	2015
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	9,862,441	11,252,946	23,642,523	28,566,566	73,324,476
Finance lease liabilities		182,072	175,512	349,953	206,323	913,860
Trade and other payables		4,618,812	314,361	617,120	2,244,445	7,794,738
Financial guarantee contracts (*)		168,885	62,116	40,009	—	271,010

	~~W~~	14,832,210	11,804,935	24,649,605	31,017,334	82,304,084

In millions of won	2014
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	9,219,013	8,888,723	27,584,208	30,253,070	75,945,014
Finance lease liabilities		184,809	182,072	437,756	294,032	1,098,669
Trade and other payables		6,019,230	318,466	570,988	2,257,220	9,165,904
Financial guarantee contracts (*)		35,449	29,678	83,395	—	148,522

	~~W~~	15,458,501	9,418,939	28,676,347	32,804,322	86,358,109

(*)	Total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2015 and 2014 are ~~W~~4,288 million and ~~W~~3,695 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

45.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of December 31, 2015 and 2014 in detail are as follows:

In millions of won	2015
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	3,783,065	—	—	—	3,783,065
Available-for-sale financial assets		—	—	—	584,479	584,479
Held-to-maturity investments		381	3,242	—	—	3,623
Loans and receivables		106,013	268,820	397,976	11,330	784,139
Long-term/short-term financial instruments		5,132,829	5,000	752,703	334	5,890,866
Trade and other receivables		7,476,745	765,979	958,968	79,202	9,280,894

	~~W~~	16,499,033	1,043,041	2,109,647	675,345	20,327,066

In millions of won	2014
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	1,796,300	—	—	—	1,796,300
Available-for-sale financial assets		—	—	—	715,151	715,151
Held-to-maturity investments		265	3,336	13	—	3,614
Loans and receivables		68,911	176,600	425,082	9,927	680,520
Long-term/short-term financial instruments		100,099	740	603,308	315	704,462
Trade and other receivables		7,700,166	830,863	824,966	76,104	9,432,099

	~~W~~	9,665,741	1,011,539	1,853,369	801,497	13,332,146

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Gross settlement
- Trading	~~W~~	(9,552)	(4,627)	(47,971)	—	(62,150)
- Hedging		1,260	2,032	(44,233)	(62,534)	(103,475)

	~~W~~	(8,292)	(2,595)	(92,204)	(62,534)	(165,625)

In millions of won	2014
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Gross settlement
- Trading	~~W~~	(66,580)	(15,289)	(108,717)	(11,301)	(201,887)
- Hedging		(3,070)	(31,441)	(70,384)	(84,815)	(189,710)

	~~W~~	(69,650)	(46,730)	(179,101)	(96,116)	(391,597)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. short-term financial assets held for trading, available-for-sale financial assets, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Company uses that technique.

For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

(i) Fair value and book value of financial assets and liabilities as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Available-for-sale financial assets (*1)	~~W~~	584,479	584,479	715,151	715,151
Derivative assets (trading)		255,008	255,008	65,849	65,849
Derivative assets (using hedge accounting)		362,142	362,142	104,276	104,276
Long-term financial instruments		758,037	758,037	604,363	604,363
Short-term financial instruments		5,132,829	5,132,829	100,099	100,099

		7,092,495	7,092,495	1,589,738	1,589,738

Assets carried at amortized cost
Held-to-maturity investments		3,623	3,623	3,614	3,614
Loans and receivables		735,057	735,057	623,997	623,997
Trade and other receivables		9,271,967	9,271,967	9,422,219	9,422,219
Cash and cash equivalents		3,783,065	3,783,065	1,796,300	1,796,300

		13,793,712	13,793,712	11,846,130	11,846,130

Liabilities recognized at fair value
Derivative liabilities (trading)		49,011	49,011	164,931	164,931
Derivative liabilities (using hedge accounting)		117,499	117,499	172,877	172,877

		166,510	166,510	337,808	337,808

Liabilities carried at amortized cost
Secured borrowings		641,363	641,363	941,823	941,823
Unsecured bond		55,677,213	59,619,941	58,235,767	61,816,897
Finance lease liabilities		659,394	659,394	769,435	769,435
Unsecured borrowings		2,407,690	2,427,847	3,625,949	3,731,331
Trade and other payables (*2)		7,794,738	7,794,738	9,165,904	9,165,904
Bank overdraft		27,233	27,233	20,788	20,788

	~~W~~	67,207,631	71,170,516	72,759,666	76,446,178

(*1)	Book values of equity securities held by the Company that were measured at cost as of December 31, 2015 and 2014 are ~~W~~207,508 million and ~~W~~299,308 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.
(*2)	Excludes finance lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2015 and 2014 are as follows:

Type	2015	2014
Derivatives	0.28% ~ 4.16%	0.04% ~ 2.78%
Borrowings and debt securities	0.15% ~ 5.80%	0.16% ~ 5.80%
Finance lease	9.00% ~ 10.83%	9.00% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2015 and 2014 are as follows:

In millions of won	2015
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale financial assets	~~W~~	196,579	—	180,390	376,969
Derivative assets		—	617,150	—	617,150

		196,579	617,150	180,390	994,119

Financial liabilities at fair value
Derivative liabilities		—	166,510	—	166,510

In millions of won	2014
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale financial assets	~~W~~	247,215	—	168,627	415,842
Derivative assets		—	170,125	—	170,125

		247,215	170,125	168,627	585,967

Financial liabilities at fair value
Derivative liabilities		—	337,806	—	337,806

The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

45.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2015 and 2014 are as follows:

In millions of won		2015
		Beginning balance	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	168,627	—	—	11,763	—	—	180,390

In millions of won		2014
		Beginning balance	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	171,304	—	—	(2,677)	—	—	168,627
Debt securities		14,655	—	—	—	(14,655)	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

46.	Service Concession Arrangements

(1)	Gas complex • thermal power plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2015 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	122,420
1~ 2 years		122,420
2~ 3 years		122,420
Over 3 years		418,270

(2)	Hydroelectric power generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with Perusahaan Listrik Negara, (the “PLN”) whereby the Company can provide electricity generated and collect the electricity rates which are composed of capital cost recovery rate, fixed O&M cost recovery, tax on water usage, variable O&M cost recovery and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2017~2047) subsequent to the completion of plant construction

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2017 to 2047. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to PNL.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2015 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	—
1~ 2 years		8,932
2~ 3 years		29,811
Over 3 years		691,740

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2015 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (77 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Canada Energy Ltd., KEPCO Canada Uranium Investment Limited Partnership, KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service , EWP America Inc., KHNP Canada Energy., Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT KEPCO Resource Indonesia, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc, KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited , EWP Philippines Corporation, LLC, KEPCO Singapore Holdings Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Kings Plaza, LLC, DG Whitefield, LLC, EWP Renewable Co., EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd.

Associates (55 associates)	Daegu Green Power Co., Ltd., Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Korea Power Engineering Service Co., Ltd., Yeongwol Energy Station Co., Ltd., KS Solar Corp. Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., DS POWER Co., Ltd., Goseong Green Energy Co. Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Material Co., Ltd., Gangwon Wind Power Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Muju Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., JinanJangsu Wind Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Busan Solar Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd. , KNOC Nigerian West Oil Co., Ltd. , Dolphin Property Limited , PT Wampu Electric Power, PT. Bayan Resources TBK, Pioneer Gas Power Limited , Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Jungbu Bio Energy Co., Ltd., Korea Electric Vehicle Charge Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd.

Joint ventures (38 joint ventures)	KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KEPCO-ALSTOM Power Electronics Systems, Inc., Dangjin Echo Power Co., Ltd.(Formerly, Dongbu Power Dangjin Corporation), Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Company Ltd., Datang Chifeng Renewable Power Co., Ltd., KEPCO Energy Resource Nigeria Limited, Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company, Datang KEPCO Chaoyang Renewable Power Co., LTD., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Datang Chaoyang Renewable Power Co., Ltd., Nepal Water & Energy Development Company Pty Ltd., KODE NOVUS 1 LLC, KODE NOVUS 2 LLC, Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power Ltd., Canada Korea Uranium Limited Partnership

Others	Korea Development Bank

(2)	Transactions between KEPCO and its subsidiaries are eliminated during the consolidation and will not be shown as notes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2015 and 2014 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	2015		2014
<Associates>
Daegu Green Power Co., Ltd.	Electricity sales	~~W~~	1,055	1,320
Dongducheon Dream Power Co., Ltd.	Service		14,811	12,446
Korea Gas Corporation	Electricity sales		90,480	82,117
Jeongam Wind Power Co., Ltd.	Electricity sales		8	8
Korea Power Engineering Service Co., Ltd.	Service		1,743	1,239
Yeongwol Energy Station Co., Ltd.	Service		814	3,676
KS Solar Corp., Ltd.	Electricity sales		21	15
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental income		1	1
Korea Electric Power Industrial Development Co., Ltd.	Service		12,361	15,852
DS POWER Co., Ltd.	Service		106,183	152,025
Goseong Green Energy Co., Ltd.	Property sales		9,306	4,004
Gangneung Eco Power Co., Ltd.	Service		9,761	6,446
Shin Pyeongtaek Power Co., Ltd.	Service		11,344	174
Naepo Green Energy Co., Ltd.	Electricity sales		66	8
Noeul Green Energy Co., Ltd	Electricity sales		45	—
YTN Co., Ltd.	Electricity sales		1,753	7,446
Busan Green Energy Co., Ltd.	Electricity sales		1	—
Korea Electric Vehicle Charge Service	Electricity sales		2	—
Ulleungdo Natural Energy Co., Ltd.	Electricity sales		229	—
Cheongna Energy Co., Ltd.	Service		21,081	14,153
Gangwon Wind Power Co., Ltd.	Electricity sales		1,046	2,152
Hyundai Green Power Co., Ltd.	Electricity sales and design service		15,401	14,943
Korea Power Exchange	Service		4,272	16,300
Hyundai Energy Co., Ltd.	Service		25,402	58,566
Taebaek Wind Power Co., Ltd.	Service		872	1,653
Pyeongchang Wind Power Co., Ltd.	Design service		72	120
Daeryun Power Co., Ltd.	Electricity sales		1,731	1,611
Changjuk Wind Power Co., Ltd.	Electricity sales		754	1,848
KNH Solar Co., Ltd.	Electricity sales		17	17
S-Power Co., Ltd.	Service and electricity sales		7,278	7,564
Busan Solar Co., Ltd.	Electricity sales		16	17
Green Biomass Co., Ltd.	Service		51	—
SPC Power Corporation	Interest income		1,433	—
Gemeng International Energy Co., Ltd.	Dividend income		37,163	6,905
PT. Bayan Resources TBK	Electricity sales		164	—
Pioneer Gas Power Limited	Service		274	214
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		584	1,333
<Joint ventures>
KEPCO SPC Power Corporation	Service		29,572	17,243
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		1	—
KEPCO-ALSTOM Power Electronics Systems, Inc.	Service		1,315	1,129
Dangjin Echo Power Co., Ltd.	Technical fee		334	352
Honam Wind Power Co., Ltd.	Electricity sales		65	73
Seokmun Energy Co., Ltd.	Technical fee		2,395	1,910
Incheon New Power Co., Ltd.	Construction revenue		388	6,637
Chun-cheon Energy Co., Ltd.	Technical fee		2,201	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		927	—
KW Nuclear Components Co., Ltd.	Service		1,948	2,307
GS Donghae Electric Power Co., Ltd.	Service		5,614	4,053
Busan Shinho Solar Power Co., Ltd.	Electricity sales		24	24
Global Trade Of Power System Co., Ltd.	Electricity sales		—	39
Datang Chifeng Renewable Power Co., Ltd.	Interest income		9,702	10,849
Rabigh Electricity Company	Service		565	38,954
Rabigh Operation & Maintenance Company	Service		1,780	2,822
Datang Chaoyang Renewable Power Co., Ltd.	Dividend income		—	740

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2015 and 2014 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	2015		2014
<Joint ventures>
Shuweihat Asia Operation & Maintenance Company	Dividend income	~~W~~	1,006	869
Jamaica Public Service Company Limited	Repair service		3,077	2,865
Datang KEPCO Chaoyang Renewable Power Co., LTD.	Dividend income		—	788
Amman Asia Electric Power Company	Service		48,968	26,838
Kelar S. A	Service		6,229	2,041

<Others>
Korea Development Bank	Electricity sales		4,039	2,690
	Interest income		2,402	—

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	2015		2014
<Associates>
Daegu Green Power Co., Ltd.	Electricity purchase	~~W~~	318,221	—
Dongducheon Dream Power Co., Ltd.	Service		1,003,346	—
Korea Gas Corporation	Purchase of power generation fuel		4,598,763	10,134,526
Daegu Photovoltaic Co., Ltd.	REC purchase		3,978	3,552
Korea Power Engineering Service Co., Ltd.	Service		3,241	2,320
Yeongwol Energy Station Co., Ltd.	REC purchase		16,408	8,640
KS Solar Corp., Ltd.	REC purchase		6,211	3,496
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee		479	119
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		273,057	240,416
YTN Co., Ltd.	Advertisement fee		440	410
Gangwon Wind Power Co., Ltd.	Electricity purchase		21,946	28,836
Hyundai Green Power Co., Ltd.	Electricity purchase		486,443	477,642
Korea Power Exchange	Trading fee		79,283	74,861
Hyundai Energy Co., Ltd.	Electricity purchase		1,684	2,961
Taebaek Wind Power Co., Ltd.	REC purchase		6,626	10,362
Daeryun Power Co., Ltd.	Electricity purchase		274,379	—
Changjuk Wind Power Co., Ltd.	Electricity purchase		6,472	15,549
KNH Solar Co., Ltd.	Electricity purchase		4,598	4,914
S-Power Co., Ltd.	Service		614,658	105,107
Busan Solar Co., Ltd.	Electricity purchase		4,055	4,910
Green Biomass Co., Ltd.	Woodchip purchase		3,782	1,690

<Joint ventures>
KEPCO-ALSTOM Power Electronics Systems, Inc.	Service		47,130	383
Honam Wind Power Co., Ltd.	Electricity purchase		5,944	5,304
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		4,974	—
Busan Shinho Solar Power Co., Ltd.	REC purchase		7,565	8,115
Global Trade Of Power System Co., Ltd.	Plant facility purchase		192	79
Expressway Solar-light Power Co., Ltd.	Electricity purchase		3,451	3,205
Jamaica Public Service Company Limited	Service		106	96
Amman Asia Electric Power Company	Service		125	—

<Others>
Korea Development Bank	Interest expense		21,719	2,233
	Dividend paid		96,087	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2015 and 2014 are as follows:

In millions of won		Receivables			Payables
Company name	Type	2015		2014	2015	2014
<Associates>
Daegu Green Power Co., Ltd.	Trade receivables	~~W~~	95	90	—	—
	Trade payables		—	—	22,200	—
Dongducheon Dream Power Co., Ltd.	Trade receivables		1,206	1,124	—	—
	Non-trade receivables and others		—	—	100,396	—
Korea Gas Corporation	Trade receivables		7,931	8,746	—	—
	Non-trade receivables and others		255	152	—	—
	Trade payables		—	—	302,752	1,104,075
Jeongam Wind Power Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade payables and others		—	—	1	1
Korea Power Engineering Services Co., Ltd.	Non-trade payables and others		—	—	—	447
Yeongwol Energy Station Co., Ltd.	Trade receivables		7,063	7,060	—	—
	Trade payables		—	—	229	—
KS Solar Corp., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	68	—
	Non-trade payables and others		—	—	281	113
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Trade receivables		—	—	—	—
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		469	692	—	—
	Non-trade receivables and others		27	23	—	—
	Non-trade payables and others		—	—	27,569	28,195
DS Power Co., Ltd.	Trade receivables		260	46	—	—
	Non-trade receivables and others		—	35,909	—	—
	Non-trade payables and others		—	—	135	1
Goseong Green Energy Co., Ltd.	Non-trade payables and others		—	—	3,900	3,900
Gangneung Eco Power Co., Ltd.	Trade receivables		1	—	—	—
	Non-trade receivables and others		1,701	—	—	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		272	191	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		9	8	—	—
YTN Co., Ltd.	Trade receivables		93	91	—	—
	Non-trade payables and others		—	—	154	44
Cheongna Energy Co., Ltd.	Trade receivables		157	148	—	—
	Non-trade receivables and others		375	5,073	—	—
Gangwon Wind Power Co., Ltd.	Trade receivables		12	6	—	—
	Trade payables		—	—	1,753	—
	Non-trade payables and others		—	—	—	4,982
Hyundai Green Power Co., Ltd.	Trade receivables		962	837	—	—
	Trade payables		—	—	36,079	—
	Non-trade payables and others		—	—	—	43,417
Korea Power Exchange	Trade receivables		1,452	611	—	—
	Non-trade receivables and others		112	—	—	—
	Trade payables		—	—	3,529	3,676
	Non-trade payables and others		—	—	1,529	1,360
Hyundai Energy Co., Ltd.	Trade receivables		44,510	30,186	—	—
	Trade payables		—	—	178	—
	Non-trade payables and others		—	—	8,030	8,649
Ecollite Co., Ltd.	Non-trade receivables and others		210	—	—	—
Taebaek Wind Power Co., Ltd.	Non-trade receivables and others		147	104	—	—
	Trade payables		—	—	349	862
Pyeongchang Wind Power Co., Ltd.	Non-trade receivables and others		170	306	—	—
Daeryun Power Co., Ltd.	Trade receivables		117	150	—	—
	Trade payables		—	—	27,374	—
Changjuk Wind Power Co., Ltd.	Non-trade receivables and others		153	93	—	—
	Non-trade payables and others		—	—	330	867
Busan Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	1	—
	Non-trade payables and others		—	—	208	127
KNH Solar Co., Ltd.	Trade receivables		2	1	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2015 and 2014 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2015		2014	2015	2014
S-Power Co., Ltd.	Trade receivables	~~W~~	121	213	—	—
	Non-trade receivables and others		—	1,203	—	—
	Trade payables		—	—	54,141	—
	Non-trade payables and others		—	—	—	55,238
Green Biomass Co., Ltd.	Non-trade receivables and others		109	—	—	—
	Non-trade payables and others		—	—	152	—
SPC Power Corporation	Non-trade receivables and others		—	64	—	—
Pioneer Gas Power Limited	Non-trade receivables and others		26	214	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		—	547	—	—
<Joint ventures>
KEPCO SPC Power Corporation	Trade receivables		—	2,519	—	—
	Non-trade receivables and others		252	1,736	—	—
KEPCO-ALSTOM Power	Non-trade receivables and others		251	668	—	—
Electronics Systems, Inc.	Non-trade payables and others		—	—	61	—
Dangjin Echo Power Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		300	1,955	—	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	342	—
	Non-trade payables and others		—	—	2,124	2,481
Seokmun Energy Co., Ltd.	Non-trade receivables and others		2,086	1,101	—	—
Incheon New Power Co., Ltd.	Trade receivables		128	1,383	—	—
Chun-cheon Energy Co., Ltd.	Non-trade receivables and others		112	—	—	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		7	—	—	—
	Non-trade receivables and others		136	—	—	—
	Trade payables		—	—	627	—
	Non-trade payables and others		—	—	2,000	—
KW Nuclear Components Co., Ltd.	Non-trade receivables and others		—	57	—	—
GS Donghae Electric Power Co., Ltd.	Trade receivables		970	—	—	—
	Non-trade receivables and others		1,216	14,626	—	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	272	—
	Non-trade payables and others		—	—	970	1,516
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others		368	511	—	—
Rabigh Operation & Maintenance Company	Non-trade receivables and others		1,780	—	—	—
Jamaica Public Service Company Limited	Trade receivables		1,193	1,121	—	—
	Non-trade receivables and others		581	303	—	—
Amman Asia Electric Power Company	Trade receivables		739	11,171	—	—
<Others>
Korea Development Bank	Accrued interest income		212	—	—	—
	Non-trade receivables and others		45,623	—	—	—
	Non-trade payables and others		—	—	493	4,069
	Derivatives		3,777	2,737	2,313	4,620

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2015 and 2014 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Joint ventures	KEPCO SPC Power Corporation	~~W~~	32,866	—	(5,205)	1,990	29,651
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		29,731	—	(7,651)	1,695	23,775
Joint ventures	Jamaica Public Service Company Limited		2,199	—	—	146	2,345
Associates	KNOC Nigerian East Oil Co., Ltd. KNOC Nigerian West Oil Co., Ltd.		26,544	117	—	1,635	28,296
	Allowance for doubtful accounts		(16,884)	—	—	(871)	(17,755)
Associates	Rabigh Electricity Company		62,713	—	(20,578)	3,417	45,552
Associates	PT. Cirebon Electric Power		45,136	4,260	(9,412)	995	40,979
Associates	PT Mutiara Jawa		—	450	—	—	450
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413

		~~W~~	183,718	4,827	(42,846)	9,007	154,706

(6)	Borrowings arising from related party transactions as of December 31, 2015 and 2014 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Ending balance
Korea Development Bank	Facility	~~W~~	1,552,600	12,300	(1,303,463)	261,437
	Others		7,178	—	(760)	6,418
	Operating funds		8,618	12,000	(8,618)	12,000

(7)	Guarantees provided to associates or joint ventures as of December 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
Korea Electric Power Corporation	KEPCO SPC Power Corporation	Debt guarantees	USD 88,138	SMBC, The Export-import Bank of Korea and ADB
Korea Electric Power Corporation	Shuweihat Asia O&M Co., Ltd.	Performance guarantees	USD 11,000	SAPCO
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD 34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company.	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power Ltd.	Bidding guarantees	USD 10,000	SMBC Ho Chi Minh
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 48,353	KEB Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	USD 29,357
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company.	Performance guarantees	SAR 4,800	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 1,230	IBK
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd. (*2)	Collateralized money invested	KRW 111,134	Kookmin Bank
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD 2,610	Shinhan Bank Singapore

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
Korea Western Power Co., Ltd.	Heangbok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 40	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 2,100	KT Capital Co., Ltd.
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 580	KEB Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 26,888 —	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 3,480 —	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS-Donghae Electric Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 204,000 —	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 3,000 —	Hyundai Marine & Fire Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 10,500	The Bank of Tokyo-Mitsubishi
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 25,477	Korea Development Bank, Daewoo Securities Co., Ltd. and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW 3,801	Shinhan Bank and Woori Bank
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Busan Solar Co., Ltd.	Collateralized money invested	KRW 793	Consus Asset Management Co., Ltd
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 76,193	KEB Hana Bank and Kookmin Bank
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	KS Solar Corp. Ltd.	Collateralized money invested	KRW 637	Shinhan Capital Co., Ltd.
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees (*1)	—	KEB Hana Bank, SMBC and others
		Debt guarantees	USD 132,600	SMBC, MIZUHO Bank and others
Korea Southern Power Co., Ltd.	DS Power Co., Ltd.	Collateralized money invested	KRW 2,900	Korea Development Bank and Daewoo Securities Co., Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Pyoungchang Wind Power Co., Ltd.	Collateralized money invested	KRW 3,875	Woori Bank and Shinhan Bank
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding (*1)	—	Shinhan Bank and Cheju Bank
KEPCO Engineering & Construction Company, Inc.	DS Power Co., Ltd.	Collateralized money invested	KRW 15,000	Korea Development Bank and Daewoo Securities Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 87,003	Korea Development Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 9,653	Nonghyup Bank
Korea Midland Power Co., Ltd.	PT. Wampu Electric Power	Performance guarantees (*1)	—	KEB Hana Bank
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW 7,410	IBK and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2015 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee

Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding (*1)	KRW 71,070 —	Korea Development Bank and others

Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested Debt guarantees	KRW 15,595 EUR 4,271	Korea Development Bank and others

Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested Debt guarantees	KRW 16,101 EUR 4,175	Korea Development Bank and others

Korea South-East Power Co., Ltd.	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1)	—	Woori Bank

Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding (*1)	KRW 132,300 —	Korea Development Bank and others

KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding (*1)	—	Korea Development Bank and others

KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding (*1)	—	The Export-Import Bank of Korea and others

Korea Hydro & Nuclear Power Co., Ltd.	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW 1,400	Meritz Fire & Marine Insurance Co., Ltd.

KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 6,800 —	Shinhan Bank

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)	According to the Project Financing Agreement (“Agreement”), if there is any capital increase in Dongducheon Dream Power Co., Ltd. by issuance of new stock after the date of the Agreement, the newly issued shares owned by the Company shall also be provided as a collateral for the Project Financing.

(8)	Guarantees provided from related parties as of December 31, 2015 are as follows:

In thousands of U.S. dollars
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit
Korea Development Bank	Korea Electric Power Corporation	Debt guarantees	USD 195,175

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

47.	Related Parties, Continued

(9)	Derivatives transactions with related parties as of December 31, 2015 are as follows:

(i)	Currency Swap

In millions of won and thousands of U.S. dollars
Counterparty	Contract year	Contract Amount			Contract interest rate per annum		Contract exchange rate
		Pay		Receive	Pay(%)	Receive(%)
Korea Development Bank	2015~2025	~~W~~	111,190	USD 100,000	2.62%	3.25%	1,111.90

(ii)	Interest Rate Swap

In millions of won
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)
Korea Development Bank	2012~2016	~~W~~	200,000	3.57%	3M CD + 0.26%
Korea Development Bank	2012~2016		50,000	3.49%	3M CD + 0.25%
Korea Development Bank (*)	2014~2029		40,000	3M CD – 0.03%	4.65%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the banks would notify the Company of the early termination every year on the early termination notification date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(10)	Salaries and other compensations to the key members of management of the Company for the years ended December 31, 2015 and 2014 are as follows:

In millions of won
Type	2015		2014
Salaries	~~W~~	1,271	993
Employee benefits		59	44

	~~W~~	1,330	1,037

48.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the years ended December 31, 2015 and 2014 are as follows:

In millions of won
Transactions	2015		2014
Transfer from construction-in-progress to other assets	~~W~~	10,491,054	9,465,204
Recognition of asset retirement cost and related provision for decommissioning costs		699,673	282,396
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		491,755	377,697

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

49.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
Contracts	Amounts		Balance	Amounts	Balance
Purchase of cable(TR CNCE-W/AL,1C,400SQ) (unit price contract)	~~W~~	105,588	—	105,588	63,375
Purchase of cable(TR CNCE-W,1C,600SQ) (unit price contract)		43,495	—	43,495	35,772
Purchase of GIS(362kV 4000A 60KA)		40,630	—	40,630	37,048
Purchase of Concrete Poles(10M, 350KGF)		123,888	—	123,888	97,944
Purchase of G-type low pressure electronic Watt-hour meter(3P4W, 100(10)A) (unit price contract)		48,962	—	48,962	21,744
Purchase of 345kV cable(PVC, 1C, 2500SQ, 200KV) and 17 other types		40,450	—	40,450	7,045
Purchase of Kerosene (higher than 40DEG)		26,163	8,482	—	—
Construction of New Kori units(#3,4)		6,856,150	214,678	6,481,107	312,081
Construction of New Kori units(#5,6)		8,625,387	7,899,368	8,625,387	8,281,741
Construction of New Hanwool units(#1,2)		7,982,343	2,578,707	7,982,343	4,039,178
Construction of New Hanwool units(#3,4)		8,261,817	8,238,651	8,261,817	8,247,541
Construction of New Wolseong units(#1,2)		5,310,003	—	5,310,003	171,367
Construction of Yeosu Thermal Power units(#1)		489,440	30,853	495,368	255,973
Construction of Yeongheung Thermal Power units(#5,6)		576,187	—	836,708	46,962
Other contracts		199,846	140,563	75,326	27,341
Service of designing New Boryeong units (#1,2)		126,038	32,910	124,082	43,606
Construction of New Boryeong units (#1,2)		246,964	10,859	246,964	66,982
Purchase of Haengbokdosi cogeneration units		337,283	—	305,360	46,007
Purchase of Wonju RDF cogeneration units		52,877	—	50,220	17,526
Purchase of coal handling machine for construction of New Boryeong units (#1,2)		146,353	25,266	144,122	72,967
Construction of Seoul Combined units (#1,2)		227,000	182,630	225,993	215,265
Purchase of smoke eliminating machine for construction of New Boryeong units (#1,2)		118,058	8,775	118,058	46,873
Electricity construction of New Boryeong units (#1,2)		245,357	36,893	245,357	170,029
Purchase of main machine for construction of Seoul Combined units (#1,2)		360,500	328,210	360,500	328,210
Purchase of main machine for construction of New Boryeong units (#1,2)		851,132	137,744	851,132	412,758
Construction of harbor facility for New Boryeong units (#1,2)		78,166	—	73,702	35,672
Purchase of furnace for construction of Taean units (#9,10)		546,637	66,271	561,071	318,017
Service of designing Taean units (#9,10)		107,516	26,437	107,516	39,247
Purchase of desulfurization machine for construction of Taean units (#9,10) (conditional contract for installation)		91,592	6,175	90,490	46,808
Purchase of turbine generator for construction of Taean units (#9,10)		426,139	103,146	207,603	132,604
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		146,634	9,943	139,200	35,688
Purchase of gas plant machine for construction of Taean IGCC units		457,423	4,541	458,388	37,773
Purchase of combined generating machine for construction of Taean IGCC units		204,514	25,808	190,207	17,900
Purchase of oxygen plant for construction of Taean IGCC units		97,804	4,252	95,459	12,611

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

49.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of December 31, 2015 and 2014 are as follows. continued:

In millions of won	2015			2014
Contracts	Amounts		Balance	Amounts	Balance
Service of designing Taean IGCC plant units	~~W~~	44,374	5,520	44,374	9,653
Purchase of coal handling machine for construction of Samcheok units (#1,2)		290,417	23,795	290,417	111,090
Construction of Samcheok units (#1,2)		384,716	27,018	384,716	82,705
Construction of breakwater for Samcheok units (#1,2)		84,893	18,096	84,893	30,328
Purchase of furnace for construction of Samcheok units (#1,2)		1,091,303	115,896	1,087,301	230,298
Purchase of electric precipitator for construction of Samcheok units (#1,2)		53,705	—	53,705	12,036
Purchase of turbine generator for construction of Samcheok units (#1,2)		213,761	4,040	223,407	14,633
Service of designing Samcheok units (#1,2)		112,949	42,631	113,161	47,523
Purchase of ash disposing facility for construction of Samcheok units (#1,2)		46,970	2,857	—	—
Purchase of Andong main machine		234,601	—	234,601	11,730
Construction of yard for Andong natural gas power plant		40,960	2,528	—	—
Service of designing Dangjin units (#9,10)		109,340	16,261	108,677	22,915
Purchase of main machine for construction of Dangjin units (#9,10)		561,586	4,694	297,989	12,724
Construction of Dangjin units (#9,10)		388,559	6,054	355,285	22,179
Purchase of Ulsan combined cycle power units (#4)		595,223	—	286,755	8,355
Electicity construction of Dangjin units (#9,10)		294,099	16,812	223,085	80,891
Construction of office building (KOPEC)		215,395	—	213,216	45,694
Purchase of cable(TR CNCE-W,600MM2, 13, 2KV)		50,581	50,581	—	—
Purchase of Concrete Poles(10M, 350KGF)		106,037	74,549	—	—
Purchase of Ground Switch(44-D-A125, 600AX4)		43,624	42,912	—	—

	~~W~~	48,561,429	20,575,406	47,068,078	24,484,409

(2)	As of December 31, 2015, details of contracts for inventory purchase are as follows:

The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted amounts
Concentrate	2015 ~ 2030	34,719 Ton U3O8
Transformed	2015 ~ 2022	17,238 Ton U
Enrichment	2015 ~ 2029	34,879 Ton SWU
Molded	2015 ~ 2022	1,852 Ton U

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

50.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of December 31, 2015 and 2014 are as follows:

In millions of won	2015			2014
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	750	~~W~~	1,052,301	669	~~W~~	637,749
As the plaintiff	170		436,490	164		460,965

(i)	The Company is the defendant against a number of claims. The following are potentially significant claims pertaining to the Company:

Hyundai Engineering & Construction Co., Ltd.(“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a law suit for increase in contract bill (formerly, amounted of ~~W~~1,000 million) against Korea Hydro & Nuclear Co., Ltd.(“KHNP”) in September 2013, in accordance with the design changes on the plant construction of New Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies increased the contract bill to ~~W~~133,426 million in October 2014 and ~~W~~204,040 million in November 2015, respectively, and submitted an application to demand extra contract payments due to the design change.

Due to the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing if any, that might be awarded to Hyundai E&C and two other companies. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of a lawsuit. Therefore, the Company has not recognized any provision for the lawsuit.

(ii)	In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees shall retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. however, the request may be limited to the extent of the principle of good faith.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ~~W~~145,522 million of other provision in relation to the lawsuit.

(iii)	Korea Hydro & Nuclear Power Co., Ltd., a subsidiary of the Company, adopted amendments to remuneration regulations and bylaws regarding basic bonuses in the year 2012. With respect to this, a lawsuit was filed in January 2015 (claim amount: ~~W~~11,838 million) by employees against the Company for what they claim to be unpaid bonuses, which is derived from different interpretations of the remuneration regulations and bylaws applied to three-month working period from September to December 2011.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

50.	Contingencies and Commitments, Continued

(2)	Guarantees of borrowings provided to other companies as of December 31, 2015 and December 31, 2014 are as follows:

1	The Company has a borrowing of ~~W~~22,500 million from Long Lasting Value (“LLV”) as of December 31, 2015. LLV obtains loans from major stockholders, such as Samsung Life Insurance, and lends the money to other third parties. The Company guarantees secured payments to the major stockholders of LLV, such as payment of principal, tax, commissions, etc., with a limit of ~~W~~23,900 million.

2	In order to secure its status as a shareholder of Navanakom Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakom Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

3	The Company has outstanding borrowings with a limit of USD 275,600,000 from its creditors such as International Finance Corperation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808,000 and additional contribution up to USD 19,000,000 for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Company has provided payment guarantee up to USD 2,777,000, in case of construction delay or insufficient contract volume after commencement of the construction.

(3)	Credit lines provided by financial institutions as of December 31, 2015 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Amount
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,915,000
Commitments on bank-daylight overdraft	Nonghyup Bank and others	KRW	280,000
Limit amount available for CP	Shinhan Bank and others	KRW	800,000
Limit amount available for card	KEB Hana Bank and others	KRW	55,578
	Banco de Oro	PHP	5,000
Certification of payment on payables from foreign country	Korea Development Bank and others	USD	198,175
Loan limit	Kookmin Bank and others	KRW	705,584
	BNP Paribas and others	USD	2,228,059
Certification of payment on L/C	KEB Hana Bank	EUR	260
	KEB Hana Bank	GBP	61,169
	Woori Bank and others	USD	1,229,049
Certification of performance guarantee on contract	Kookmin Bank	EUR	14,833
	KEB Hana Bank	INR	236,443
	Seoul Guarantee Insurance and others	KRW	264,538
	Bank of Kathmandu	NPR	32,633
	First Gulf Bank and other	USD	767,485
Certification of bidding	The Export-Import Bank of Korea and others	USD	10,450
Advance payment bond, Warranty bond, Retention bond and others	KEB Hana Bank	INR	157,830
	KEB Hana Bank and others	NPR	36,309
	HSBC and others	USD	571,349
Others	Shinhan Bank and others	JPY	2,245,843
	KEB Hana Bank	KRW	57,300
	KEB Hana Bank	SAR	2,240
	HSBC and others	USD	1,085,305
Inclusive credit	Shinhan Bank	INR	47,489
	KEB Hana Bank	KRW	501,500
	HSBC and others	USD	774,510
Trade finance	BNP Paribas and others	USD	800,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

50.	Contingencies and Commitments, Continued

(4)	The Company voluntarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~101,371 million, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~779 million and depreciation on the utility plant amounted to ~~W~~6,699 million are charged to other expenses for the year ended December 31, 2015.

(5)	As of December 31, 2015, the blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
KEPCO Nuclear Fuel Co., Ltd.	Korea Resources Corporation	Blank check	KRW	—	Collateral for project loan
Korea East-West Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	9,240	Collateral for borrowings
Korea South-East Power Co., Ltd.	International Finance Corporation and others	Shareholdings of Mira Power Limited	KRW	38,206	Collateral for borrowings
Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings
KEPCO KDN Co., Ltd.	KEB Hana Bank	Cash and cash equivalents	KRW	740	Establishment the right of pledge for lending
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Providing guarantees (*)
Commerce and Industry Energy Co., Ltd.	KEB Hana Bank and others	Land, buildings, structures and machinery	KRW	88,300	Collateral for borrowings
Gyeongju Wind Power Co., Ltd.	Korea Development Bank and others	Property, plant and equipment and others	KRW	34,304	Collateral for borrowings
		Existing or expected trade receivables and others	KRW	15,669
		Cash and cash equivalents	KRW	4,757
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and property, plant and equipment and others	JOD	44,599	Collateral for borrowings
KST Electric Power Company	Scotiabank Inverlat, S.A	Finance Lease receivable and others	USD	330,000	Collateral for borrowings

(*)	The Company provided the financial institutions with shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

51.	Subsequent Events

Subsequent to December 31, 2015, subsidiaries of the Company, Korea Western Power Co., Ltd. and Korea Midland Power Co. Ltd., issued new debt securities for funding facilities and operations as follows:

In millions of won
Company Name	Type	Interest rate	Issued date	Maturity	Amounts
Korea Western Power Co., Ltd.	Short-term borrowings	1.71%	2016.01.05	2016.03.23	~~W~~	20,000
		1.71%	2016.01.05	2016.03.23		20,000
		1.71%	2016.01.05	2016.03.23		20,000
		1.71%	2016.01.05	2016.03.23		20,000
		1.46%	2016.01.21	2016.01.22		70,000
		1.46%	2016.01.21	2016.01.22		30,000
		1.52%	2016.01.21	2016.01.28		100,000
	Corporate Bonds #30-1	1.88%	2016.01.28	2021.01.28		90,000
	Corporate Bonds #30-2	2.10%	2016.01.28	2026.01.28		110,000
Korea Midland Power Co., Ltd.	The 5th Global Bond	2.50%	2016.01.21	2021.07.21		363,000
	(Reg S only)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2015

52.	Adjusted Operating Income

The operating income in the Company’s consolidated statements of comprehensive income prepared in accordance with K-IFRS included in this report differs from that in its consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s consolidated statements of comprehensive income prepared in accordance with K-IFRS for the years ended December 31, 2015 and 2014 to the operating profit or income as presented in the Company’s consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	2015		2014
Operating profit on the consolidated statements of comprehensive income	~~W~~	11,346,732	5,787,565
Add
Other income
Reversal of other provisions		6,355	5,271
Reversal of allowance for doubtful accounts		413	241
Gains on assets contributed		9,004	2,418
Gains on liabilities exempted		2,588	858
Compensation and reparations revenue		166,355	156,019
Electricity infrastructure development fund		—	18,888
Revenue from research contracts		5,342	9,615
Rental income		196,406	182,511
Others		45,756	26,508
Other profit
Gains on disposal of property, plant and equipment		8,637,508	85,775
Gains on disposal of intangible assets		32	4
Reversal of Impairment loss on intangible assets		275	18
Gains on foreign currency translation		13,784	5,152
Gains on foreign currency transaction		61,007	56,368
Gains on insurance		30	3,046
Other profits		162,128	194,888
Deduct
Other expense
Compensation and indemnification expense		(16,959)	—
Accretion expenses of other provisions		(4,575)	(1,052)
Other bad debt expense		(18,473)	(15,981)
Depreciation expenses on investment properties		(669)	(821)
Depreciation expense on idle assets		(6,698)	(6,658)
Donations		(34,134)	(37,889)
Others		(27,340)	(25,819)
Other loss
Losses on disposal of property, plant and equipment		(73,073)	(50,152)
Losses on disposal of intangible assets		(16)	(18)
Impairment loss on property, plant and equipment		(30,344)	(38,107)
Impairment loss on intangible assets		(22)	(42)
Losses on foreign currency translation		(15,097)	(12,663)
Losses on foreign currency transaction		(75,615)	(53,252)
Other losses		(69,824)	(83,622)

Adjusted operating profit	~~W~~	20,280,876	6,209,069